     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 1997

                                                      REGISTRATION NO. 333-21943
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                             TOWER AUTOMOTIVE, INC.

             (Exact name of Registrant as specified in its charter)
                           --------------------------

               DELAWARE                                 41-1746238
   (State or other jurisdiction of                   (I.R.S. Employer
    incorporation or organization)                 Identification No.)

                                4508 IDS CENTER
                          MINNEAPOLIS, MINNESOTA 55402
                           TELEPHONE: (612) 342-2310

  (Address, including zip code, and telephone number, including area code, of
                        Registrant's principal offices)

                               ANTHONY A. BARONE
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             TOWER AUTOMOTIVE, INC.
                             6303 28TH STREET S.E.
                          GRAND RAPIDS, MICHIGAN 49546
                           TELEPHONE: (616) 954-7600

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

       CARTER W. EMERSON, ESQ.                   DEWEY B. CRAWFORD, ESQ.
           Kirkland & Ellis                     Gardner, Carton & Douglas
       200 East Randolph Drive                    321 North Clark Street
       Chicago, Illinois 60601                 Chicago, Illinois 60610-4795
            (312) 861-2052                            (312) 245-8422

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                           --------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
----------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
----------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT
BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED APRIL 10, 1997


PROSPECTUS
            , 1997

                               10,090,000 SHARES

                                     [LOGO]

                                  COMMON STOCK


    Of the 10,090,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), being offered (the "Offering"), 8,500,000 shares are being sold by Tower Automotive, Inc. (the "Company"), and 1,590,000 shares are being sold by the Selling Stockholders. See "Selling Stockholders." The Company will not receive any part of the proceeds from the sale of shares by the Selling Stockholders. The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "TWR." On April 4, 1997, the last reported sale price of the Common Stock on the NYSE was $38.25 per share. See "Market Price of Common Stock."


    On January 27, 1997, the Company agreed to acquire substantially all of the assets of Automotive Products Company ("APC"), a division of A.O. Smith Corporation. The Company expects to complete the acquisition of APC by the end of April 1997. Certain of the information set forth in this Prospectus assumes that the acquisition of APC will be completed upon the terms set forth in the purchase agreement. If the acquisition of APC is not completed, the shares of Common Stock offered hereby would represent an ownership interest in the Company as it exists on the date hereof and not of the Company as combined with APC. Therefore, if the acquisition of APC is not completed, the information set forth in this Prospectus giving effect to such acquisition would not be relevant. See "Risk Factors-- Risks Associated with the Failure to Complete the APC Acquisition."

    SEE "RISK FACTORS" BEGINNING ON PAGE 10 OF THIS PROSPECTUS FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                           PRICE      UNDERWRITING    PROCEEDS     PROCEEDS TO
                           TO THE    DISCOUNTS AND     TO THE      THE SELLING
                           PUBLIC    COMMISSIONS(1)  COMPANY(2)   STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share..............      $             $             $              $
Total(3)...............      $             $             $              $
--------------------------------------------------------------------------------

(1) THE COMPANY AND THE SELLING STOCKHOLDERS HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITING."

(2) BEFORE DEDUCTING ESTIMATED EXPENSES OF $1,300,000 WHICH WILL BE PAID BY THE COMPANY.

(3) THE COMPANY HAS GRANTED TO THE UNDERWRITERS AN OPTION, EXERCISABLE WITHIN 30 DAYS HEREOF, TO PURCHASE UP TO AN AGGREGATE OF 1,513,500 ADDITIONAL SHARES OF COMMON STOCK AT THE PRICE TO THE PUBLIC, LESS UNDERWRITING DISCOUNTS AND COMMISSIONS, SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF SUCH OPTION IS EXERCISED IN FULL, THE TOTAL PRICE TO THE PUBLIC, UNDERWRITING DISCOUNTS AND
    COMMISSIONS AND PROCEEDS TO THE COMPANY WILL BE $        , $       AND
    $       , RESPECTIVELY. SEE "UNDERWRITING."

    The shares offered hereby are offered by the several Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of
the shares will be made in New York, New York, on or about             , 1997.

DONALDSON, LUFKIN & JENRETTE                            PAINEWEBBER INCORPORATED
      SECURITIES CORPORATION

                         MORGAN  STANLEY & CO.
                                INCORPORATED

                                                         ROBERT W. BAIRD & CO.
                                              INCORPORATED

                                                              PIPER JAFFRAY INC.

The following diagrams illustrate the products produced by the Company and APC. If the acquisition of APC is not completed, the information relating to APC's products would not be relevant. See "Risk Factors--Risks Associated with the Failure to Complete the APC Acquisition."


    [Illustrations depicting the principal products of the Company and APC]

/ / Currently produced by the Company.

/ / Currently produced by APC.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS SUMMARY AND ELSEWHERE IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION HAS NOT BEEN EXERCISED. UNLESS THE CONTEXT INDICATES OTHERWISE, AS USED IN THIS PROSPECTUS THE TERM "COMPANY" REFERS TO TOWER AUTOMOTIVE, INC., ITS CONSOLIDATED SUBSIDIARIES AND THEIR RESPECTIVE PREDECESSORS. THE COMPANY ACQUIRED TRYLON CORPORATION ("TRYLON") ON JANUARY 16, 1996 AND MASCOTECH STAMPING TECHNOLOGIES, INC. ("MSTI") ON MAY 31, 1996 AND EXPECTS TO COMPLETE THE ACQUISITION OF SUBSTANTIALLY ALL OF THE ASSETS OF AUTOMOTIVE PRODUCTS COMPANY ("APC"), A DIVISION OF A.O. SMITH CORPORATION ("A.O. SMITH"), BY THE END OF APRIL 1997. SUCH ACQUISITIONS ARE REFERRED TO HEREIN AS THE "TRYLON ACQUISITION," THE "MSTI ACQUISITION" AND THE "APC ACQUISITION," RESPECTIVELY. UNLESS OTHERWISE INDICATED, FINANCIAL AND OPERATING DATA PRESENTED HEREIN FOR 1996 ON A PRO FORMA BASIS GIVE EFFECT TO THE MSTI ACQUISITION AND THE APC ACQUISITION AS IF THEY HAD EACH OCCURRED ON JANUARY 1, 1996. SEE "UNAUDITED PRO FORMA FINANCIAL STATEMENTS."

                                  THE COMPANY

GENERAL

    The Company is a leading designer and producer of high-quality body structure components and assemblies used by the major North American automotive original equipment manufacturers ("OEMs"), Ford, Chrysler and General Motors, and certain foreign OEMs with manufacturing operations in North America ("Transplants"), including Honda, Toyota, Nissan and Mazda. The Company's current products range from large structural stampings and assemblies, such as body pillars, chassis, suspension and floor pan components and major housing assemblies, to engineered assemblies, such as hood and deck lid hinges and brake components. On January 27, 1997, the Company agreed to acquire A.O. Smith's APC division, a leading manufacturer of light truck frames, automotive engine cradles and other structural and suspension components, assemblies and modules used by major North American OEMs and Transplants. Following the APC Acquisition, the Company believes it will be one of the largest independent suppliers of structural components and assemblies to the North American automotive market (based on net sales).

    Since its inception in April 1993, the Company's revenues have grown rapidly through a focused strategy of internal growth and a highly disciplined acquisition program. During the last three years, the Company has successfully completed and fully integrated four acquisitions. As a result of such acquisitions and internal growth, the Company's revenues have increased from approximately $86 million in 1993 to approximately $474 million in 1996 (pro forma only for the MSTI Acquisition), representing a compound annual growth rate of approximately 76%. The Company's North American content per vehicle has increased from $6.23 in 1993 to $26.74 in 1996 on an actual basis. The APC Acquisition will be the Company's largest acquisition to date and will increase the Company's pro forma revenues to approximately $1.3 billion and its pro forma North American content per vehicle to $77.49 for 1996.

    The Company operates in the large and highly fragmented structural segment of the automotive supply industry, which has recently begun to undergo significant consolidation. To lower costs and improve quality, OEMs are reducing their supplier base by awarding sole-source contracts to full-service suppliers who are able to supply larger portions of a vehicle on a global basis. OEMs' criteria for supplier selection include not only cost, quality and responsiveness, but also full-service design, engineering and program management capabilities. OEMs are increasingly seeking suppliers capable of providing complete systems or modules rather than suppliers who only provide separate component parts. In addition, OEMs are increasingly requiring their suppliers to have the capability to design and manufacture their products in multiple geographic markets. As a full-service supplier with strong OEM relationships, the Company expects to continue to benefit from these trends within the structural segment of the automotive supply industry.

    The Company's business objective is to capitalize on the consolidation, globalization and system/ modular sourcing trends in the automotive supply industry in order to be the leading provider of structural and suspension components to OEMs worldwide. The Company's growth strategy focuses on the identification and pursuit of (i) strategic acquisitions; (ii) modular product opportunities; (iii) increased vehicle penetration; and (iv) "world car" opportunities.

THE APC ACQUISITION

    APC is a leading designer and producer of structural and suspension components for the automotive, light truck and heavy truck markets. APC's products include light truck frames, automotive engine cradles, suspension and other components and heavy truck frame rails. In 1996, over 70% of APC's revenues was derived from the sale of structural components for light trucks and sport utility vehicles, a growing segment of the North American automotive market. APC's customers include the three major North American OEMs as well as certain Transplants, including Toyota, Nissan, Isuzu and Honda. APC's three largest customers, Ford, General Motors and Chrysler, accounted for approximately 46%, 23% and 20%, respectively, of APC's revenues in 1996. Approximately 11% of APC's revenues in 1996 was derived from the production of heavy truck frame rails for North American heavy truck OEMs. The Company believes APC is the largest supplier in this segment, with a market share of approximately 51% in 1996. APC conducts its operations through 15 facilities which, when added to the Company's existing 19 facilities, will result in a total of over seven million square feet of manufacturing floor space.

    The Company believes that the APC Acquisition will provide the Company with several strategic benefits, including the following:

    EXPANDED PRODUCT OFFERINGS AND MODULAR PRODUCT OPPORTUNITIES. The APC Acquisition will significantly expand the Company's product offerings by adding lower body structural components to the Company's existing line of upper body structural components. In addition, APC's products provide an ideal platform for developing modular product offerings for the Company's customers. APC's frame and engine cradle products can be combined with a number of the Company's existing product offerings, including control arms, suspension components, exhaust hanger assemblies and spring towers and hangers to deliver more complete systems or modules to its OEM customers at a lower overall cost. The APC Acquisition will enable the Company to produce a larger portion of a vehicle, which the Company believes will afford it significant opportunities to increase revenues as OEMs continue to consolidate their supplier base. See "Business--Industry Trends."

    INCREASED CUSTOMER PENETRATION. The APC Acquisition will significantly expand the Company's penetration within each of the three major North American OEMs. Following the APC Acquisition, the Company believes it will be the largest supplier of structural components to Chrysler, the largest supplier of metal components to Ford and a major supplier of structural components to General Motors. The APC Acquisition will also expand the Company's penetration within certain Transplants by doubling the Company's sales to Toyota, expanding its already significant position at Honda, increasing sales to Nissan and adding Isuzu as a new customer.

    INCREASED PENETRATION IN LIGHT TRUCK SEGMENT AND OTHER KEY MODELS. The APC Acquisition will increase the Company's North American content per vehicle from $26.74 in 1996 to $77.49 on a pro forma basis and will triple the Company's content per vehicle in the expanding light truck/sport utility market segment, which segment represented approximately 60% of the Company's pro forma revenues for 1996. The APC Acquisition will increase the Company's content per vehicle on key light truck/sport utility vehicles such as the Ford Explorer and Ranger and the Chrysler Dakota, Durango and Ram as well as on high volume passenger cars such as the Ford Taurus/Sable and the Chrysler Intrepid/Concorde/Vision. The Company believes that this increased model penetration will afford it greater opportunities to supply additional parts and modules for such models.

    COMPLEMENTARY NEW TECHNOLOGY. The APC Acquisition will provide the Company with a variety of new and enhanced design and manufacturing technology, including APC's patented three piece side rail frame and patented Simulform-TM-forming technology, the latter of which may result in cost savings and quality improvements over conventional stamping technology in certain specialized applications. In addition, APC's existing hydroforming technology complements the Company's initiatives in this area. The APC Acquisition will also provide the Company with additional painting, coating and welding technologies and advanced logistical parts management systems. The Company believes that these acquired technologies will provide significant additional opportunities to serve existing customers and obtain new business.

    OPERATIONAL EFFICIENCIES. The APC Acquisition will provide the Company with a number of opportunities to reduce costs and improve operational efficiency. For example, APC currently outsources many of its stamping needs, some of which will be able to be supplied by the Company's existing stamping facilities. In addition, the Company's and APC's facilities are geographically located in such a way as to allow the Company to optimize its management and logistical capabilities on a regional basis. APC's facilities are strategically located close to many of its and the Company's major customers, allowing for inventory and freight cost-savings. The increased size of the Company may also improve the Company's ability to negotiate more favorable terms on its purchasing and supply contracts, as well as achieve other operational cost savings.

    EXPANDED GLOBAL CAPABILITIES. OEMs are increasingly demanding that their suppliers have global production capabilities. APC's presence in China, Japan and South America complements the Company's current European initiatives to provide expanded global production capabilities for both North American and international OEMs. See "Business--Global Initiatives."

    The aggregate purchase price of APC is approximately $625 million, plus an additional $25 million for related fees and expenses and management's estimate of certain post-closing adjustments. The Company expects to complete the APC Acquisition by the end of April 1997. Pursuant to the terms of the purchase agreement, the Company may elect not to complete the APC Acquisition if there is a material adverse change in the operating results or financial condition of APC prior to the closing date. Currently, the Company believes that such a change has not occurred and that it is unlikely that such a change will occur prior to the closing date. If the APC Acquisition is not completed, the shares of Common Stock offered hereby would represent an ownership interest in the Company as it exists on the date hereof and not of the Company as combined with APC. In such an event, the net proceeds of the Offering will be used for general corporate purposes, which may include repayment of existing indebtedness, acquisitions or capital expenditures. See "Risk Factors--Risks Associated with the Failure to Complete the APC Acquisition."

                                  THE OFFERING


Common Stock Offered by the Company....  8,500,000 shares(1)

Common Stock Offered by Selling
  Stockholders.........................  1,590,000 shares
    Total..............................  10,090,000 shares

Common Stock to be Outstanding after
  the Offering.........................  22,842,600 shares(2)

Use of Proceeds........................  The net proceeds to be received by the Company from the Offering are expected to be used to pay a
                                           portion of the cash purchase price of the APC
                                           Acquisition. The Company will not receive any
                                           proceeds from the sale of the shares by the
                                           Selling Stockholders. See "Use of Proceeds."

New York Stock Exchange Symbol.........  TWR(3)


--------------------------

(1) Does not include the Underwriters' over-allotment option granted by the Company for an aggregate of 1,513,500 shares of Common Stock.


(2) Does not include: (i) 1,017,677 shares of Common Stock reserved for issuance under the Company's stock option plans and employee stock discount purchase plan, of which options to purchase 457,500 shares were outstanding; (ii) 102,984 shares issuable upon the exercise of stock options issued in connection with the acquisition of Edgewood Tool and Manufacturing Company and its affiliate; (iii) 407,743 shares issuable upon conversion of convertible subordinated notes issued in connection with the acquisition of Edgewood (the "Convertible Notes"); and (iv) 200,000 shares issuable upon the exercise of outstanding warrants issued to MascoTech, Inc. ("MascoTech") in connection with the MSTI Acquisition (the "Warrants").


(3) The Company's Common Stock commenced trading on the NYSE on February 19, 1997. Prior thereto, the Common Stock was traded on the Nasdaq National Market under the symbol "TWER."

                                  RISK FACTORS

    In analyzing an investment in the Common Stock offered hereby, prospective investors should carefully consider, along with other matters referred to herein, the risks relating to: (i) the failure of the Company to complete the APC Acquisition; (ii) the degree to which the Company will be leveraged following the APC Acquisition; (iii) the Company's reliance on major customers and selected models; (iv) the cyclicality and seasonality of the automotive market; (v) the failure to realize the benefits of the APC Acquisition; (vi) obtaining new business on new and redesigned models; and (vii) the Company's ability to continue to implement its acquisition strategy. See "Risk Factors."

    SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OTHER DATA OF THE COMPANY


                                                                       YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------
                                                                                                PRO FORMA
                                                                                               AS ADJUSTED
                                                              1994        1995      1996(1)      1996(2)
                                                           (IN THOUSANDS, EXCEPT PER SHARE AND PER VEHICLE
                                                                               AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Revenues...............................................  $  165,526  $  222,801  $  399,925  $  1,323,105
  Gross profit...........................................      22,540      37,413      61,635       180,758
  Operating income.......................................      14,302      21,920      39,440       112,878
  Net income.............................................       7,361      12,071      20,637        51,306
  Net income applicable to common stockholders...........       7,476      12,247      20,765        51,434
  Net income per common and common equivalent share(3)...  $     0.86  $     1.05  $     1.55  $       2.20
                                                           ----------  ----------  ----------  ------------
                                                           ----------  ----------  ----------  ------------
  Weighted average common and common equivalent shares
    outstanding..........................................       8,720      11,697      13,423        23,432

OTHER DATA:
  Capital expenditures, net..............................  $   28,524  $   26,148  $   16,253  $    167,787
  EBITDA(4)..............................................      18,440      28,469      52,194       165,776
  Cash provided by (used in):
    Operating activities.................................     (10,375)     13,905      30,049            NA
    Investing activities.................................     (73,266)    (34,054)    (88,924)           NA
    Financing activities.................................      82,848      21,051      97,514            NA
  North American content per vehicle(5)..................       10.83       14.92       26.74         77.49



                                                                                           DECEMBER 31, 1996
                                                                                       --------------------------
                                                                                                     PRO FORMA
                                                                                         ACTUAL    AS ADJUSTED(6)
BALANCE SHEET DATA:
  Working capital....................................................................  $   81,535   $    115,955
  Total assets.......................................................................     398,607      1,200,877
  Total debt.........................................................................     114,182        417,736
  Stockholders' investment...........................................................     181,877        489,627


--------------------------

(1) Includes the results of operations of MSTI from the date of acquisition, May 31, 1996.

(2) The unaudited pro forma as adjusted statement of operations data reflect:
    (i) the MSTI Acquisition (including related financing transactions); (ii) the APC Acquisition; (iii) the sale by the Company of 2,232,900 shares of Common Stock in June 1996 (the "1996 Offering") and the application of the proceeds therefrom; (iv) the refinancing of the Company's existing credit agreement (the "Existing Credit Agreement") and the redemption of the Company's senior notes (the "Senior Notes") in connection with the APC Acquisition; and (v) the Offering and the application of the net proceeds to the Company as described in "Use of Proceeds," as if such transactions had occurred on January 1, 1996. The Company acquired Trylon on January 16, 1996. Results of operations of Trylon for the period January 1, 1996 through the acquisition date are not material and therefore have not been included in the Company's pro forma results of operations for the year ended December 31, 1996. See "Use of Proceeds" and "Unaudited Pro Forma Financial Statements." Net income, net income applicable to common stockholders and net income per common and common equivalent share are presented before extraordinary loss on early extinguishment of debt.

(3) The Company has not declared or paid any cash dividends on its Common Stock in the past, currently intends to retain its earnings to support its growth strategy and does not anticipate paying dividends in the foreseeable future. See "Dividend Policy."

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

(4) "EBITDA" is operating income plus depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles ("GAAP") and the Company's calculation thereof may not be comparable to that reported by other companies. The Company believes that it is widely accepted that EBITDA provides useful information regarding a company's ability to service and/or incur indebtedness. This belief is based on the Company's negotiations with its lenders who have indicated that the amount of indebtedness the Company will be permitted to incur will be based, in part, on the Company's EBITDA. EBITDA does not take into account the Company's working capital requirements, debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Set forth below is a reconciliation of the Company's operating income, as reported, to EBITDA for the periods indicated:


                                                                              YEAR ENDED DECEMBER 31,
                                                                    --------------------------------------------
                                                                                                      PRO FORMA
                                                                                                     AS ADJUSTED
                                                                      1994       1995       1996        1996
                                                                                   (IN THOUSANDS)
Operating income..................................................  $  14,302  $  21,920  $  39,440   $ 112,878
Depreciation and amortization.....................................      4,138      6,549     12,754      52,898
                                                                    ---------  ---------  ---------  -----------
EBITDA............................................................  $  18,440  $  28,469  $  52,194   $ 165,776
                                                                    ---------  ---------  ---------  -----------
                                                                    ---------  ---------  ---------  -----------


(5) "North American content per vehicle" on an actual basis is the Company's revenues divided by total North American vehicle production, which is comprised of car and light truck production in the United States, Canada and Mexico, as estimated by the Company from industry sources. Pro forma as adjusted "North American content per vehicle" also includes the automotive revenues of APC (excluding APC's heavy truck revenues).

(6) The unaudited pro forma as adjusted balance sheet data reflect: (i) the APC Acquisition; (ii) the refinancing of the Company's Existing Credit Agreement and redemption of the Senior Notes; and (iii) the Offering and the application of the net proceeds to the Company as described in "Use of Proceeds," as if such transactions had occurred on December 31, 1996. See "Use of Proceeds," "Capitalization" and "Unaudited Pro Forma Financial Statements."

               SUMMARY HISTORICAL FINANCIAL AND OTHER DATA OF APC


                                                                                    YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1994        1995        1996
                                                                               (IN THOUSANDS, EXCEPT PER VEHICLE
                                                                                            AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Revenues...................................................................  $  722,718  $  845,305  $  862,977
  Gross profit...............................................................      98,952      90,974      91,682
  Operating income...........................................................      64,931      53,541      54,449
  Income before provision for income taxes...................................      60,880      48,184      47,620

OTHER DATA:
  Capital expenditures, net(1)...............................................  $   59,023  $   78,908  $  151,534
  EBITDA(2)..................................................................      99,031      95,362     105,217
  Cash provided by (used in):
    Operating activities.....................................................      41,510      40,089      92,554
    Investing activities.....................................................     (59,023)    (82,658)   (168,436)
    Financing activities.....................................................      17,513      42,569      75,882
  North American content per vehicle(3)......................................       39.23       48.25       50.75



                                                                                                      DECEMBER 31,
                                                                                                          1996
BALANCE SHEET DATA:
  Working capital...................................................................................   $   63,822
  Total assets......................................................................................      601,311
  Parent company investment.........................................................................      383,314


--------------------------

(1) APC made capital expenditures of $4.3 million and $63.1 million in the years ended December 31, 1995 and 1996, respectively, to finance the construction of and to purchase equipment for its new Plymouth, Michigan and Roanoke, Virginia manufacturing facilities.

(2) "EBITDA" is operating income plus depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by GAAP and the Company's calculation thereof may not be comparable to that reported by other companies. The Company believes that it is widely accepted that EBITDA provides useful information regarding a company's ability to service and/or incur indebtedness. This belief is based on the Company's negotiations with its lenders who have indicated that the amount of indebtedness the Company will be permitted to incur will be based, in part, on the Company's EBITDA. EBITDA does not take into account APC's working capital requirements, debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Set forth below is a reconciliation of APC's operating income, as reported, to EBITDA for the periods indicated:


                                                                                    YEAR ENDED DECEMBER 31,
                                                                                -------------------------------
                                                                                  1994       1995       1996
                                                                                        (IN THOUSANDS)
Operating income..............................................................  $  64,931  $  53,541  $  54,449
Depreciation and amortization.................................................     34,100     41,821     50,768
                                                                                ---------  ---------  ---------
EBITDA........................................................................  $  99,031  $  95,362  $ 105,217
                                                                                ---------  ---------  ---------
                                                                                ---------  ---------  ---------


(3) "North American content per vehicle" is APC's automotive revenues (excluding heavy truck revenues) divided by total North American vehicle production, which is comprised of car and light truck production in the United States, Canada and Mexico, as estimated by the Company from industry sources.

                                  RISK FACTORS

    THIS PROSPECTUS, INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED ("SECURITIES ACT"). ALSO, DOCUMENTS SUBSEQUENTLY FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") AND INCORPORATED HEREIN BY REFERENCE WILL CONTAIN FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF THE COMPANY'S MANAGEMENT AS WELL AS ON ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY AT THE TIME SUCH STATEMENTS WERE MADE. WHEN USED IN THIS PROSPECTUS, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXPECT," "INTENDS" AND SIMILAR EXPRESSIONS, AS THEY RELATE TO THE COMPANY OR APC, ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH INCLUDE STATEMENTS RELATING TO, AMONG OTHER THINGS, (I) THE CONSUMMATION OF THE APC ACQUISITION; (II) THE INTEGRATION OF THE OPERATIONS OF APC WITH THOSE OF THE COMPANY; AND (III) THE STRATEGIC BENEFITS OF THE APC ACQUISITION. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISK FACTORS SET FORTH BELOW, THE MATTERS SET FORTH OR INCORPORATED IN THE PROSPECTUS GENERALLY AND CERTAIN ECONOMIC AND BUSINESS FACTORS, SOME OF WHICH MAY BE BEYOND THE CONTROL OF THE COMPANY. THE COMPANY CAUTIONS THE READER, HOWEVER, THAT THIS LIST OF FACTORS MAY NOT BE EXHAUSTIVE, PARTICULARLY WITH RESPECT TO FUTURE FILINGS WITH THE COMMISSION. IN ANALYZING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER, ALONG WITH THE OTHER MATTERS REFERRED TO HEREIN, THE RISK FACTORS DESCRIBED BELOW.

RISKS ASSOCIATED WITH THE FAILURE TO COMPLETE THE APC ACQUISITION

    The Company expects to complete the APC Acquisition by the end of April 1997. Pursuant to the terms of the purchase agreement, the Company may elect not to complete the APC Acquisition if there is a material adverse change in the operating results or financial condition of APC prior to the closing date. There can be no assurance that such a change will not occur or that, if such a change were to occur, that the APC Acquisition would be completed. If the APC Acquisition is not completed, the shares of Common Stock offered hereby would represent an ownership interest in the Company as it exists on the date hereof and not of the Company as combined with APC. Therefore, if the APC Acquisition is not consummated, the information set forth in this Prospectus giving effect to the APC Acquisition would not be relevant.


    Prior to the Offering, there were 14,342,600 shares of Common Stock outstanding. Upon consummation of the Offering, there will be 22,842,600 shares of Common Stock outstanding. If the APC Acquisition is not consummated, the size of the Company will not increase, but the number of outstanding shares will have, and thus the value of each share of the Common Stock would be significantly diluted. The Company's net income per common and common equivalent share before extraordinary item ("EPS") for 1996 on a pro forma as adjusted basis would have been $2.20 per share. If the APC Acquisition is not completed, the Company's EPS for 1996 on a pro forma as adjusted basis would have been $1.17 per share. In addition, the net proceeds to the Company from the Offering are expected to be used to pay a portion of the cash purchase price of the APC Acquisition. In the event the APC Acquisition is not consummated, the Company intends to use the net proceeds of the Offering for general corporate purposes, which may include repayment of existing indebtedness, acquisitions or capital expenditures.


    In connection with the APC Acquisition, the Company expects to enter into a new credit agreement (the "New Credit Agreement") to finance a portion of the APC Acquisition. The commitments of its bank lender under the New Credit Agreement expire if the APC Acquisition is not consummated on or prior to April 30, 1997. If such commitments expire and are not renewed by such lender, the Company would be required to seek alternative sources of financing. There can be no assurance that the Company would be able to secure such alternative financing or that such financing, if available, would be on terms acceptable to the Company. If the Company does not consummate the APC Acquisition because it fails to secure financing, the Company is required to pay A.O. Smith a fee of $15.0 million. In addition, if the APC Acquisition is not consummated by June 30, 1997, A.O. Smith's obligation to consummate the APC Acquisition will lapse and there can be no assurance that the Company will be able to purchase APC on the terms disclosed herein, on terms acceptable to the Company or at all.

RISKS ASSOCIATED WITH LEVERAGE


    The APC Acquisition will significantly increase the Company's debt service obligations. As of December 31, 1996 on a pro forma basis, the Company would have had total outstanding long-term indebtedness of approximately $417.0 million, or 46.0% of the Company's total capitalization. The degree to which the Company is leveraged could make it more difficult for the Company to adjust to rapidly changing market conditions and could make it more vulnerable in the event of a downturn in general economic conditions or its business. See "Description of New Credit Agreement."


RELIANCE ON MAJOR CUSTOMERS AND SELECTED MODELS


    Ford, Chrysler and General Motors accounted for approximately 67%, 10% and 4%, respectively, of the Company's revenues during 1996 and approximately 53%, 17% and 17%, respectively, on a pro forma basis. Although the Company and APC have contracts with many of their customers, such contracts provide for supplying the customers' requirements for a particular model, rather than for manufacturing a specific quantity of products. The loss of any one of their major customers or a significant decrease in demand for certain key models or a group of related models sold by any of their major customers could have a material adverse effect on the Company and APC. There is substantial and continuing pressure from OEMs to reduce costs, including the cost of products purchased from outside suppliers such as the Company and APC. Certain of the Company's products are sold under long-term agreements that require the Company to provide annual cost reductions to such purchasers (directly through price reductions or indirectly through suggestions regarding manufacturing efficiencies or other cost savings) by certain percentages each year. There can be no assurance that the Company will be able to generate such cost savings in the future. If the Company were unable to generate sufficient production cost savings in the future to offset such price reductions, the Company's gross margin could be adversely affected. See "Business--Customers and Marketing."


RISKS RELATED TO INDUSTRY CYCLICALITY AND SEASONALITY

    The automotive market is highly cyclical and is dependent on consumer spending. Economic factors adversely affecting automotive production and consumer spending could adversely impact the Company. In addition, the Company's business is somewhat seasonal. The Company typically experiences decreased revenue and operating income during the third quarter of each year due to the impact of OEM plant shutdowns in July for vacations and model changeovers. The Company expects such seasonality to continue following the APC Acquisition. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Seasonality."

FAILURE TO REALIZE BENEFITS OF APC ACQUISITION


    There can be no assurance that the anticipated benefits of the APC Acquisition will be realized or that the combination of the Company and APC will be successful. In addition, there can be no assurance that the Company will not experience difficulties in integrating the operations of APC with those of the Company or that the anticipated cost savings from such integration will be realized. The integration of APC will require the experience and expertise of certain key managers of APC who are expected to be retained by the Company. There can be no assurance that the APC managers retained by the Company will remain with the Company for the time period necessary to successfully integrate APC into the Company.


RISKS ASSOCIATED WITH OBTAINING BUSINESS FOR NEW AND REDESIGNED MODEL
  INTRODUCTIONS

    The Company and APC principally compete for new business both at the beginning of the development of new models and upon the redesign of existing models by their major customers. New model development generally begins two to five years prior to the marketing of such models to the public. There can be no assurance that the Company and APC will be successful in obtaining significant new business on new models and in supplying additional parts for existing models as they are redesigned by their customers. The failure of the Company and APC to obtain new business on new models or to retain or increase business on redesigned existing models could adversely affect the Company. See "Business-- Competition."

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

    Acquiring businesses that complement the Company's existing business has been and will continue to be an important element of the Company's strategy for achieving profitable growth. There can be no assurance that suitable acquisition candidates will be identified and acquired in the future, that financing for any such acquisitions will be available on satisfactory terms, that the Company will be able to accomplish its strategic objectives as a result of any such acquisition or that any business or assets acquired by the Company will be integrated successfully into the Company's operations. The Company is continually evaluating possible acquisitions and engages in discussions with acquisition candidates from time to time. The Company does not currently have any pending acquisitions that are probable other than as described herein. See "Business--Strategy."

RISKS FROM COMPETITION

    The automotive components supply industry is highly competitive. Some of the competitors of the Company and APC, including certain divisions of its OEM customers, are larger and have greater financial and other resources than the Company and APC. There can be no assurance that the Company will be able to maintain its current competitive position and continue to supply its products to OEMs. See "Business-- Competition."


ANTI-TAKEOVER PROVISIONS COULD PREVENT OR DELAY A CHANGE IN CONTROL OR ADVERSELY
  IMPACT STOCK PRICE



    Certain provisions of the Company's Amended and Restated Certificate of Incorporation, which permit the Board of Directors to issue up to 5,000,000 shares of preferred stock without further stockholder approval, as well as certain provisions of the Delaware General Corporation Law, could have the effect of deterring hostile takeovers or delaying, deterring or preventing a change in control of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over current market prices. In addition, the issuance of preferred stock to delay, deter or prevent a change of control could have an adverse effect on the market price of the Common Stock.


POSSIBLE VOLATILITY OF STOCK PRICE

    The public offering price per share of the Common Stock has been determined by negotiations among the Company and representatives of the Underwriters based in part on the trading price of the Common Stock on the NYSE and may not be indicative of the price at which the Common Stock will trade after completion of the Offering. In addition, the stock markets have from time to time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded. Market fluctuations may adversely affect the market price of the Common Stock. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, some of which may be beyond the Company's control. There can be no assurance that the market price of the Common Stock will not decline below the price at which the shares of the Common Stock are sold in this Offering.

                                  THE COMPANY

    The Company was formed to acquire R.J. Tower Corporation (the
"Predecessor"), the acquisition of which was completed in April 1993 (the "R.J. Tower Acquisition") for an aggregate cost of approximately $26 million. Since the R.J. Tower Acquisition, the Company has successfully completed and fully integrated four strategic acquisitions:

    EDGEWOOD. In May 1994, the Company acquired Edgewood Tool and Manufacturing Company and its affiliate, Ann Arbor Assembly Corporation (collectively, "Edgewood") for approximately $30 million in aggregate consideration. Edgewood is a leading supplier of hood and deck lid hinges as well as structural stampings and assemblies. The acquisition of Edgewood: (i) added engineered mechanical stampings, primarily hood and deck lid hinges, and additional structural components to the Company's product offerings; (ii) increased model penetration with the Company's existing customers; and (iii) provided the Company with a significant new customer, Mazda.

    KALAMAZOO. In June 1994, the Company acquired Kalamazoo Stamping and Die Company ("Kalamazoo"), a supplier of structural stampings and assemblies, for approximately $12 million in cash. The acquisition of Kalamazoo added additional structural components to the Company's product offerings and increased model penetration with Ford.

    TRYLON. In January 1996, the Company acquired Trylon from MascoTech for approximately $25 million in cash, including transaction costs. The Trylon
Acquisition: (i) broadened the Company's product offerings to include small, precision metal stampings and assemblies, which were previously outsourced to third parties; (ii) established a relationship between the Company and General Motors; and (iii) increased content on Ford models, primarily the Villager. Trylon generated $47.9 million in revenues in 1995.

    MSTI. In May 1996, the Company acquired MSTI from MascoTech for approximately $79 million (including the payment of related fees and expenses), plus additional earn-out payments if certain operating targets are achieved by the MSTI facilities in the first three years following the acquisition. The MSTI
Acquisition: (i) expanded the Company's product capabilities into chassis and suspension components; (ii) provided chassis and suspension technology as well as value-added processing technologies including assembling, painting and welding; and (iii) increased the Company's content per vehicle on key light truck and sport utility vehicles such as the Ford F-Series, Explorer and Windstar and the Chrysler Ram and Dakota as well as on high volume passenger cars such as the Ford Taurus/Sable. MSTI had revenues of $152.9 million in 1995.

    The Company completed an initial public offering (the "IPO") of its Common Stock in August 1994 and the sale of an additional 2,232,900 shares in June 1996. The Company's principal executive offices are located at 4508 IDS Center, Minneapolis, Minnesota 55402, and its telephone number is (612) 342-2310.

                           APC ACQUISITION FINANCING

    The Company expects to complete the APC Acquisition by the end of April 1997. The aggregate purchase price of APC is approximately $625 million, plus an additional $25 million for related fees and expenses and management's estimate of certain post-closing adjustments. The Company has executed a commitment letter with its principal bank lender pursuant to which such lender has agreed, subject to the satisfaction of certain conditions, to enter into the New Credit Agreement. The Company anticipates that the New Credit Agreement will provide for a six year revolving credit facility of up to $750 million (the "Revolving Credit Facility.") The Company intends to finance the APC Acquisition by using the proceeds from this Offering and a portion of its available borrowings under the New Credit Agreement. In the event that the Offering has not been completed at the time of the consummation of the APC Acquisition, an additional loan of up to $200 million will be made available to the Company under the New Credit Agreement in the form of a term loan. This loan would have a term of 18 months and would be fully repaid from the proceeds of the Offering. See "Description of New Credit Agreement."

    The following table sets forth the anticipated sources and uses of funds for the APC Acquisition (dollars in thousands):


SOURCES:
  Revolving Credit Facility.......................................  $ 368,554
  Proceeds from the Offering(1)...................................    310,750
  Cash on hand....................................................     39,596
                                                                    ---------
    Total sources.................................................  $ 718,900
                                                                    ---------
                                                                    ---------
USES:
  Cash consideration for the APC Acquisition......................  $ 625,000
  Redemption of Senior Notes, including prepayment costs(2).......     68,900
  Fees and expenses and estimated post-closing adjustments........     25,000
                                                                    ---------
    Total uses....................................................  $ 718,900
                                                                    ---------
                                                                    ---------


------------------------------

(1) Assumes a public offering price of $38.25 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.


(2) Includes the redemption of the Senior Notes in aggregate principal amount of $65.0 million and a prepayment penalty of approximately $3.9 million. The Senior Notes were issued by the Company in May 1996 to finance the cash portion of the purchase price of MSTI.

                                USE OF PROCEEDS


    The net proceeds to be received by the Company from the sale of the 8,500,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $38.25 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company) are estimated to be $310.8 million ($366.3 million if the Underwriters' over-allotment option is exercised in full). The Company expects to use the net proceeds to pay a portion of the cash purchase price of the APC Acquisition. The Company expects to use borrowings under the New Credit Agreement of $368.6 million, together with cash on hand of $39.6 million, to pay the remaining portion of the purchase price of the APC Acquisition.


    In the event that the APC Acquisition is not consummated, the Company reserves the right to use the net proceeds of the Offering for general corporate purposes, which may include repayment of existing indebtedness, acquisitions or capital expenditures. Pending such uses, the Company expects that such proceeds will be invested in short-term, interest bearing, investment grade securities. See "Risk Factors-- Risks Associated with the Failure to Complete the APC Acquisition."

    The Company is continually evaluating possible acquisitions and engages in discussions with acquisition candidates from time to time. The Company does not currently have any pending acquisitions that are probable other than as described herein.

    The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Selling Stockholders."

                          MARKET PRICE OF COMMON STOCK

    The Company's Common Stock is traded on the NYSE under the symbol "TWR." The Common Stock commenced trading on the Nasdaq National Market on August 12, 1994 under the symbol "TWER." The Common Stock commenced trading on the NYSE on February 19, 1997. The following table sets forth, for the periods indicated, the high and low closing sale prices for the Common Stock on the Nasdaq National Market or the NYSE.


                                                                                  HIGH         LOW
1995
-----------------------------------------------------------------------------
First Quarter................................................................   $      105/8 $   7 1/2
Second Quarter...............................................................          101/2     8 1/4
Third Quarter................................................................          141/2    10 3/8
Fourth Quarter...............................................................          171/2    13 1/8

1996
-----------------------------------------------------------------------------
First Quarter................................................................   $      161/8 $  14 1/8
Second Quarter...............................................................          251/4        16
Third Quarter................................................................          27      23 3/4
Fourth Quarter...............................................................          321/8        24

1997
-----------------------------------------------------------------------------
First Quarter................................................................   $      451/16 $  29 3/4


    The reported last sale price of the Common Stock on the NYSE as of a recent date is set forth on the cover page of this Prospectus.

    As of December 31, 1996, there were approximately 125 holders of record of the outstanding Common Stock. The Company believes it has a significantly larger number of beneficial holders of its Common Stock.

                                DIVIDEND POLICY

    The Company has not declared or paid any cash dividends on its Common Stock in the past, currently intends to retain its earnings to support its growth strategy and does not anticipate paying dividends in the foreseeable future. Any future payment of dividends is within the discretion of the Company's Board of Directors and will depend upon, among other factors, the capital requirements, operating results and financial condition of the Company from time to time. In addition, the Company's ability to pay cash dividends is expected to be limited by the terms of the New Credit Agreement. As of December 31, 1996, under the most restrictive terms of the New Credit Agreement as currently proposed, the Company would not have been permitted to pay any dividends. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources Following the APC Acquisition."

                                 CAPITALIZATION

    The following table sets forth: (i) the actual consolidated capitalization of the Company at December 31, 1996; and (ii) the pro forma as adjusted capitalization of the Company giving effect to (a) the APC Acquisition, (b) the refinancing of the Existing Credit Agreement and redemption of the Senior Notes and (c) the sale by the Company of 8,500,000 shares of Common Stock in the Offering and the application of the net proceeds therefrom to the Company as described under "Use of Proceeds," as if such transactions had occurred on such date. See "APC Acquisition Financing," "Use of Proceeds" and "Unaudited Pro Forma Financial Statements." This table should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Prospectus.


                                                                                             AT DECEMBER 31, 1996
                                                                                            ----------------------
                                                                                                        PRO FORMA
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            (IN THOUSANDS, EXCEPT
                                                                                                SHARE AMOUNTS)
Cash and cash equivalents.................................................................  $  39,596   $  --
                                                                                            ---------  -----------
                                                                                            ---------  -----------
Long-term debt:
  Existing Credit Agreement...............................................................  $  --       $  --
  New Credit Agreement:
    Revolving Credit Facility.............................................................     --         368,554
  Senior Notes............................................................................     65,000      --
  Industrial development revenue bonds(1).................................................     46,643      46,643
  Convertible Notes.......................................................................      2,508       2,508
  Other...................................................................................         31          31
  Less: current maturities................................................................       (722)       (722)
                                                                                            ---------  -----------
    Total long-term debt..................................................................    113,460     417,014
                                                                                            ---------  -----------
Stockholders' investment:
  Preferred stock, par value $1.00; 5,000,000 shares authorized; no shares issued or
    outstanding...........................................................................     --          --
  Common stock, par value $.01; 30,000,000 shares authorized; 14,283,793 shares on an
    actual basis; and 22,783,793 shares on a pro forma as adjusted basis(2)...............        143         228
  Additional paid-in capital..............................................................    136,759     447,424
  Warrants(3).............................................................................      2,000       2,000
  Retained earnings.......................................................................     43,150      40,150
  Common stock subscriptions receivable...................................................       (175)       (175)
                                                                                            ---------  -----------
    Total stockholders' investment........................................................    181,877     489,627
                                                                                            ---------  -----------
    Total capitalization..................................................................  $ 295,337   $ 906,641
                                                                                            ---------  -----------
                                                                                            ---------  -----------


--------------------------

(1) Long-term debt includes an aggregate of $43.8 million of indebtedness from the issuance of industrial development revenue bonds ("IRBs") to finance the construction of the Company's Bardstown facility and the purchase of related equipment. The $10.8 million of uncommitted proceeds from these IRBs is reflected as "restricted cash" on the Company's balance sheet as of December 31, 1996.


(2) Does not include: (i) 48,705 shares of Common Stock issued since December 31, 1996 under the Company's employee stock purchase plan; (ii) 5,602 shares of Common Stock issued since December 31, 1996 upon the conversion of certain of the Convertible Notes; (iii) 1,022,227 shares of Common Stock reserved for issuance under the Company's stock option plans and employee stock purchase plan, of which options to purchase 270,750 shares were outstanding as of December 31, 1996; (iv) 102,984 shares issuable upon the exercise of stock options issued in connection with the acquisition of Edgewood; (v) 407,743 shares issuable upon conversion of the Convertible Notes; or (vi) 200,000 shares issuable upon the exercise of the Warrants.


(3) Valued as of the time of the MSTI Acquisition using the Black-Scholes option pricing model.

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

    The following Unaudited Pro Forma Statement of Operations for the year ended December 31, 1996 gives effect to: (i) the MSTI Acquisition (including related financing transactions); (ii) the 1996 Offering and the application of the net proceeds therefrom; (iii) the APC Acquisition; (iv) the refinancing of the Existing Credit Agreement and redemption of the Senior Notes; and (v) the Offering and the application of the net proceeds therefrom to the Company as described in "Use of Proceeds," as if such transactions had occurred on January 1, 1996. The Company acquired Trylon on January 16, 1996. Results of operations of Trylon for the period from January 1, 1996 through the acquisition date are not material and therefore have not been included in the Company's results of operations for the year ended December 31, 1996 on a pro forma basis. See "The Company" and "Use of Proceeds" on pages 13 and 14, respectively, for a more detailed description of the transactions included in the Unaudited Pro Forma Financial Statements.

    The information set forth under the heading Pro Forma As Adjusted included in the Unaudited Pro Forma Balance Sheet as of December 31, 1996 reflects: (i) the APC Acquisition; (ii) the refinancing of the Existing Credit Agreement and redemption of the Senior Notes; and (iii) the Offering and the application of the net proceeds therefrom to the Company as described under "Use of Proceeds," as if such transactions had occurred on such date. The historical balance sheet of the Company as of December 31, 1996 already reflects the Trylon Acquisition, the MSTI Acquisition and the 1996 Offering.

    The Company expects to achieve cost savings through the integration of the operations of APC with those of the Company. See "Business--APC Acquisition." The Unaudited Pro Forma Financial Statements set forth herein do not reflect any of these anticipated cost savings.


    The Company expects to complete the APC Acquisition by the end of April 1997. Pursuant to the terms of the purchase agreement, the Company may elect not to complete the APC Acquisition if there is a material adverse change in the operating results or financial condition of APC prior to the closing date. Currently, the Company believes that such a change has not occurred and that it is unlikely that such a change will occur prior to the closing date. If the APC Acquisition is not consummated, the size of the Company will not increase, but the number of outstanding shares will have, and thus the value of each share of Common Stock would be significantly diluted. The Company's EPS for 1996 on a pro forma as adjusted basis would have been $2.20 per share. If the APC Acquisition is not completed, the Company's EPS for 1996 on a pro forma as adjusted basis would have been $1.17 per share. See "Risk Factors--Risks Associated with the Failure to Complete the APC Acquisition." The Company is required to pay A.O. Smith a fee of $15.0 million in the event that the APC Acquisition is not completed. The Company currently believes that the APC Acquisition will be completed. As a result, the Company has not reflected this payment in the accompanying Unaudited Pro Forma Financial Statements.


    The unaudited pro forma financial data presented herein are based on the assumptions and adjustments described in the accompanying notes. The Unaudited Pro Forma Statement of Operations does not purport to represent what the Company's results of operations actually would have been if the events described above had occurred as of the dates indicated or what such results will be for any future periods. The Unaudited Pro Forma Financial Statements are based upon assumptions and adjustments that the Company believes are reasonable. The Unaudited Pro Forma Financial Statements and the accompanying notes should be read in conjunction with the historical financial statements of the Company and of APC, including the notes thereto, included elsewhere in this Prospectus.

    Each of the acquisitions referred to in these Unaudited Pro Forma Financial Statements have been or will be accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been or will be recorded at their fair values as of the dates of their respective acquisitions. These amounts have been recorded based upon preliminary estimates as of the dates of the acquisitions. The Company does not believe that any changes to these estimates that may occur will have a material impact on the pro forma financial information included herein.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                            HISTORICAL
                                                ----------------------------------     PRO FORMA      PRO FORMA
                                                COMPANY(1)    MSTI(2)     APC(3)      ADJUSTMENTS    AS ADJUSTED
STATEMENT OF OPERATIONS DATA:
Revenues......................................   $ 399,925   $  73,803  $  862,977  $  (13,600)(4)   $  1,323,105
Cost of sales.................................     338,290      64,224     771,295     (31,462)(5)      1,142,347
                                                -----------  ---------  ----------  ---------------  ------------
Gross profit..................................      61,635       9,579      91,682      17,862            180,758
Selling, general and administrative
  expenses....................................      20,004       3,404      37,233        --               60,641
Amortization expense..........................       2,191         683      --           4,365(6)           7,239
                                                -----------  ---------  ----------  ---------------  ------------
Operating income..............................      39,440       5,492      54,449      13,497            112,878
Interest expense, net.........................       5,103          37       6,829      15,400(7)          27,369
                                                -----------  ---------  ----------  ---------------  ------------
Income before provision for income taxes......      34,337       5,455      47,620      (1,903)            85,509
Provision for income taxes....................      13,700       1,640      19,500        (637)(8)         34,203
                                                -----------  ---------  ----------  ---------------  ------------
Income before extraordinary item..............      20,637       3,815      28,120      (1,266)            51,306
Extraordinary loss on early extinguishment of
  debt, net of income taxes...................      --          --          --          (3,000)(9)         (3,000)
                                                -----------  ---------  ----------  ---------------  ------------
  Net income..................................   $  20,637   $   3,815  $   28,120  $   (4,266)      $     48,306
                                                -----------  ---------  ----------  ---------------  ------------
                                                -----------  ---------  ----------  ---------------  ------------
  Income applicable to common stockholders:
    Before extraordinary item.................   $  20,765                                           $     51,434
                                                -----------                                          ------------
                                                -----------                                          ------------
    Net income................................   $  20,765                                           $     48,434
                                                -----------                                          ------------
                                                -----------                                          ------------
  Income per common and common equivalent
    share:
    Before extraordinary item.................   $    1.55                                           $       2.20(11)
                                                -----------                                          ------------
                                                -----------                                          ------------
    Net income................................   $    1.55                                           $       2.07
                                                -----------                                          ------------
                                                -----------                                          ------------
  Weighted average common and common
    equivalent shares outstanding.............      13,423                              10,009(10)         23,432


     See accompanying Notes to Unaudited Pro Forma Statement of Operations.

              NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

 (1) Represents the results of operations of the Company for the year ended December 31, 1996 and the results of operations of Trylon and MSTI from the dates of their respective acquisitions.

 (2) Represents the results of operations for MSTI from January 1, 1996 through the date of acquisition, May 31, 1996.

 (3) Represents the results of operations for APC for the year ended December 31, 1996.

 (4) To eliminate sales of stampings from the Company to APC during 1996.

 (5) To eliminate purchases made by APC from the Company during 1996 of $13,600 (See Note 4) and to reflect the change in depreciation expense resulting from adjustments to the depreciable lives of property, plant and equipment of MSTI and APC to their estimated useful lives at the time of their acquisition and from adjustments to value such property, plant and equipment at fair value as of the dates of acquisition ($17,862).

 (6) Represents the amortization of goodwill arising from the acquisition of MSTI ($415) and APC ($4,633), net of amortization of goodwill previously recorded by MSTI ($683) which has been eliminated. Goodwill will be amortized on a straight-line basis over a forty-year period.


 (7) Represents incremental interest expense arising from indebtedness incurred in connection with the acquisitions of MSTI ($2,314) and APC ($40,069), net of the reduction in interest expense which results from the application of the proceeds from the 1996 Offering ($993) and the Offering ($25,991). Adjustments to interest expense have been calculated based on an assumed weighted average borrowing rate of 6.75% during the pro forma period. If the assumed interest rate were to change by 1/8 of 1%, interest expense would change by approximately $460 and net income would change by approximately $275.


 (8) To adjust the provision for income taxes on a pro forma basis to reflect the Company's incremental tax rate of 40%.

 (9) Represents the payment of a prepayment penalty of $3,900 on the redemption of the Senior Notes and the write-off of $1,100 of related deferred financing costs, net of the related income tax effect of $2,000.

(10) Represents the pro forma effect from the shares issued to MascoTech in connection with the MSTI Acquisition, the 2,232,900 shares issued in the 1996 Offering, including shares issued upon the exercise of the underwriters' over-allotment option, and the issuance of 8,500,000 shares of the Common Stock in the Offering.


(11) The following is a reconciliation between (i) pro forma net income per common and common equivalent share, excluding the effect of the Offering and the APC Acquisition (See "Notes to Consolidated Financial Statements" on page F-10), (ii) pro forma EPS as adjusted, excluding the effect of the APC Acquisition, and (iii) pro forma EPS as adjusted:



                                                                                                    WEIGHTED
                                                                                                     AVERAGE
                                                                                                     SHARES
                                                                             AMOUNT       EPS      OUTSTANDING
                                                                            ---------  ---------  -------------
Pro forma income applicable to common stockholders, excluding the effect
  of the Offering and the APC Acquisition.................................  $  23,982  $    1.61       14,932
                                                                                       ---------
                                                                                       ---------
Elimination of interest expense as a result of the application of the
  proceeds of the Offering, net of tax....................................      3,500                   8,500
                                                                            ---------                  ------
Pro forma income applicable to common stockholders, excluding the effect
  of the APC Acquisition..................................................     27,482  $    1.17       23,432
                                                                                       ---------
                                                                                       ---------
Net income of APC.........................................................     28,120
Pro forma adjustments associated with the APC Acquisition.................      7,778
Incremental interest expense arising from the APC Acquisition, net of
  tax.....................................................................    (24,041)
Additional elimination of interest expense as a result of the application
  of the proceeds of the Offering, net of tax.............................     12,095
                                                                            ---------                  ------
Pro forma income applicable to common stockholders........................  $  51,434  $    2.20       23,432
                                                                            ---------  ---------       ------
                                                                            ---------  ---------       ------

                       UNAUDITED PRO FORMA BALANCE SHEET
                            AS OF DECEMBER 31, 1996
                                 (IN THOUSANDS)


                                                                   HISTORICAL
                                                             ----------------------    PRO FORMA     PRO FORMA AS
                                                              COMPANY       APC      ADJUSTMENTS(1)    ADJUSTED
                                                     ASSETS
Current assets:
  Cash and cash equivalents................................  $   39,596  $   --      $  (39,596)(6)  $    --
  Accounts receivable......................................      61,073      68,827        --             129,900
  Inventories..............................................      21,864      32,883      15,763(2)         70,510
  Prepaid tooling and other................................      14,433      69,432      (7,600)(3)        76,265
                                                             ----------  ----------  --------------  ------------
    Total current assets...................................     136,966     171,142     (31,433)          276,675
Property, plant and equipment, net.........................     156,248     407,549      48,197(4)        611,994
Restricted cash............................................      10,833      --            --              10,833
Goodwill and other intangible assets, net..................      85,638      --         185,326(5)        270,964
Other assets...............................................       8,922      22,620      (1,131)(6)        30,411
                                                             ----------  ----------  --------------  ------------
                                                             $  398,607  $  601,311  $  200,959      $  1,200,877
                                                             ----------  ----------  --------------  ------------
                                                             ----------  ----------  --------------  ------------

                                    LIABILITIES AND STOCKHOLDERS' INVESTMENT

Current liabilities:
  Accounts payable.........................................  $   32,280  $   69,485  $     --        $    101,765
  Accrued liabilities......................................      22,429      37,835      (2,031)(6)        58,233
  Current maturities of long-term debt.....................         722      --            --                 722
                                                             ----------  ----------  --------------  ------------
    Total current liabilities..............................      55,431     107,320      (2,031)          160,720
Long-term debt, net of current maturities..................     113,460      --         303,554(6)        417,014

Other noncurrent liabilities...............................      47,839     110,677     (25,000)(7)       133,516
                                                             ----------  ----------  --------------  ------------
Stockholders' investment:
  Preferred stock..........................................      --          --            --             --
  Common stock.............................................         143      --              85(6)            228
  Additional paid-in capital...............................     136,759      --         310,665(6)        447,424
  Warrants.................................................       2,000      --            --               2,000
  Retained earnings........................................      43,150      --          (3,000)(6)        40,150
  Parent company investment................................      --         383,314    (383,314)(8)       --
  Subscriptions receivable.................................        (175)     --            --                (175)
                                                             ----------  ----------  --------------  ------------
    Total stockholders' investment.........................     181,877     383,314     (75,564)          489,627
                                                             ----------  ----------  --------------  ------------
                                                             $  398,607  $  601,311  $  200,959      $  1,200,877
                                                             ----------  ----------  --------------  ------------
                                                             ----------  ----------  --------------  ------------


          See accompanying Notes to Unaudited Pro Forma Balance Sheet.

                   NOTES TO UNAUDITED PRO FORMA BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

(1) The following table sets forth the components of the aggregate purchase price of the APC Acquisition and the allocation of such purchase price:


APC purchase price........................................................  $ 625,000
Fees and expenses and estimated post-closing adjustments..................     25,000
                                                                            ---------
  Total purchase price to be allocated....................................  $ 650,000
                                                                            ---------
                                                                            ---------
Historical net book value of assets acquired..............................  $ 383,314
Elimination of LIFO reserve (Note 2)......................................     15,763
Adjustment of property, plant and equipment to fair value (Note 4)........     48,197
Elimination of historical deferred tax assets (Note 3)....................     (7,600)
Elimination of historical deferred tax liability (Note 7).................     29,500
Reserves established in connection with the APC Acquisition (Note 7)......     (4,500)
Excess purchase price over net assets acquired allocated to goodwill......    185,326
                                                                            ---------
  Total purchase price allocated..........................................  $ 650,000
                                                                            ---------
                                                                            ---------


(2) To record inventories at estimated fair value, including the elimination of APC's historical LIFO reserve.

(3) To write off APC's historical deferred tax benefit.

(4) To state property, plant and equipment acquired in the APC Acquisition at estimated fair value and eliminate historical accumulated depreciation.

(5) To adjust goodwill to the amount recognized in connection with the APC Acquisition. The goodwill will be amortized on a straight-line basis over a forty-year period.

(6) To reflect the financing transactions related to the APC Acquisition and the application of the net proceeds to the Company of the Offering. Upon the consummation of the APC Acquisition, the Company intends to refinance the Existing Credit Agreement and retire certain other indebtedness with borrowings under the New Credit Agreement. See "Description of New Credit Agreement" for a detailed description of the terms of the New Credit Agreement. In connection with the retirement of certain indebtedness, the Company will write-off $1,100 of previously capitalized deferred financing costs and expects to pay a prepayment penalty of $3,900 on the redemption of the Senior Notes. This will result in a reduction in current income taxes payable of $2,000 and an extraordinary loss, net of income taxes, of $3,000.

    The following table sets forth the sources and uses of funds in the APC
    Acquisition:


SOURCES:
  Revolving Credit Facility...............................................  $ 368,554
  Proceeds from the Offering..............................................    310,750
  Cash on hand............................................................     39,596
                                                                            ---------
    Total sources.........................................................  $ 718,900
                                                                            ---------
                                                                            ---------
USES:
  Cash consideration for the APC Acquisition..............................  $ 625,000
  Redemption of Senior Notes, including prepayment costs..................     68,900
  Fees and expenses and estimated post-closing adjustments................     25,000
                                                                            ---------
    Total uses............................................................  $ 718,900
                                                                            ---------
                                                                            ---------



(7) To write off historical deferred taxes of $29,500 and to record management's preliminary estimate of reserves to be established in connection with the APC Acquisition of $4,500 to exit a leased facility of APC incidental to the relocation of the operations currently performed in that facility to sites that are owned by the Company. Estimated costs to be incurred to exit the leased facility consist primarily of lease abandonment costs. Such estimates are subject to upward and downward adjustment depending on the actual time required to complete and the outcome of major actions incidental to relocating operations including the Company's ability, timing and cost to break the underlying lease, abandon the facilities and the actual costs to be incurred after operations cease associated with the closing of the facility. The Company expects to complete the relocation and abandonment of the facility by the end of calendar 1997. Future adjustments to management's preliminary estimates will be recorded as an adjustment to goodwill in future periods.



(8) To eliminate APC's historical parent company investment.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                                 OF THE COMPANY

    The consolidated financial data for the year ended December 31, 1992 and the three and one-half month period ended April 14, 1993 are derived from the audited consolidated financial statements of the Predecessor. The consolidated financial data for the eight and one-half month period ended December 31, 1993 has been derived from the audited consolidated financial statements of the Company. The consolidated financial data for the years ended December 31, 1994, 1995 and 1996 have been derived from the audited consolidated financial statements of the Company, which are included as part of this Prospectus. The financial data for the combined year ended December 31, 1993 have been derived from the financial statements of the Predecessor and the Company and are unaudited. The selected financial data below should be read in conjunction with the consolidated financial statements and the notes thereto of the Company included elsewhere in this Prospectus and "Management's Discussion and Analysis of Results of Operations and Financial Condition."


                                    PREDECESSOR(1)                                THE COMPANY
                              --------------------------  -----------------------------------------------------------
                                              JANUARY 1     APRIL 15               YEAR ENDED DECEMBER 31,
                               YEAR ENDED      THROUGH       THROUGH     --------------------------------------------
                              DECEMBER 31,    APRIL 14,   DECEMBER 31,    COMBINED
                                  1992          1993          1993         1993(2)      1994       1995      1996(3)
                                             (IN THOUSANDS, EXCEPT PER SHARE AND PER VEHICLE AMOUNTS)
STATEMENT OF OPERATIONS
  DATA:
Revenues....................    $  80,830     $  25,037     $  61,297     $  86,334   $ 165,526  $ 222,801  $ 399,925
Cost of sales...............       70,431        20,426        51,941        72,367     142,986    185,388    338,290
                              -------------  -----------  -------------  -----------  ---------  ---------  ---------
  Gross profit..............       10,399         4,611         9,356        13,967      22,540     37,413     61,635
Selling, general and
  administrative expenses...        4,440         1,223         3,155         4,378       7,435     14,308     20,004
Amortization expense........       --            --               197           197         803      1,185      2,191
                              -------------  -----------  -------------  -----------  ---------  ---------  ---------
  Operating income..........        5,959         3,388         6,004         9,392      14,302     21,920     39,440
Interest expense, net.......          539            93           636           729       1,899      1,799      5,103
Other income, net...........         (229)          (25)       --               (25)     --         --         --
                              -------------  -----------  -------------  -----------  ---------  ---------  ---------
  Income before provision
    for income taxes........        5,649         3,320         5,368         8,688      12,403     20,121     34,337
Provision for income
  taxes.....................        2,395         1,392         2,287         3,679       5,042      8,050     13,700
                              -------------  -----------  -------------  -----------  ---------  ---------  ---------
  Net income................    $   3,254     $   1,928     $   3,081     $   5,009   $   7,361  $  12,071  $  20,637
                              -------------  -----------  -------------  -----------  ---------  ---------  ---------
                              -------------  -----------  -------------  -----------  ---------  ---------  ---------
  Net income applicable to
    common stockholders(4)..    $   3,254     $   1,928     $   3,081     $   5,009   $   7,476  $  12,247  $  20,765
                              -------------  -----------  -------------  -----------  ---------  ---------  ---------
                              -------------  -----------  -------------  -----------  ---------  ---------  ---------
  Net income per common and
    common equivalent
    share...................                                $    0.45     $    0.74   $    0.86  $    1.05  $    1.55
  Weighted average common
    and common equivalent
    shares outstanding......                                    6,812         6,812       8,720     11,697     13,423

OTHER DATA:
Capital expenditures, net...                                $   3,066     $   5,156   $  28,524  $  26,148  $  16,253
EBITDA(5)...................                                    7,851        12,143      18,440     28,469     52,194
Cash provided by (used in):
  Operating activities......                                    4,682         9,241     (10,375)    13,905     30,049
  Investing activities......                                  (22,344)      (24,434)    (73,266)   (34,054)   (88,924)
  Financing activities......                                   18,510        15,024      82,848     21,051     97,514
North American content per
  vehicle(6)................                                       NA          6.23       10.83      14.92      26.74


                                 PRO FORMA
                              AS ADJUSTED 1996

STATEMENT OF OPERATIONS
  DATA:
Revenues....................     $1,323,105
Cost of sales...............      1,142,347
                              ----------------
  Gross profit..............        180,758
Selling, general and
  administrative expenses...         60,641
Amortization expense........          7,239
                              ----------------
  Operating income..........        112,878
Interest expense, net.......         27,369
Other income, net...........         --
                              ----------------
  Income before provision
    for income taxes........         85,509
Provision for income
  taxes.....................         34,203
                              ----------------
  Net income................     $   51,306
                              ----------------
                              ----------------
  Net income applicable to
    common stockholders(4)..     $   51,434
                              ----------------
                              ----------------
  Net income per common and
    common equivalent
    share...................     $     2.20
  Weighted average common
    and common equivalent
    shares outstanding......         23,432
OTHER DATA:
Capital expenditures, net...     $  167,787
EBITDA(5)...................        165,776
Cash provided by (used in):
  Operating activities......             NA
  Investing activities......             NA
  Financing activities......             NA
North American content per
  vehicle(6)................          77.49

                                                        DECEMBER 31,
                              -----------------------------------------------------------------
                                                                                      PRO FORMA
                                                                                         AS
BALANCE SHEET DATA (AT END                                                            ADJUSTED
  OF PERIOD):                     1993          1994          1995          1996        1996
Working capital................................................   $   1,440   $  33,145  $  32,245  $  81,535     $  115,955
Total assets...................................................      51,358     178,398    209,476    398,607      1,200,877
Total debt.....................................................      14,433      50,403     71,079    114,182        417,736
Stockholders' investment.......................................      10,823      73,139     85,585    181,877        489,627

BALANCE SHEET DATA (AT END
  OF PERIOD):
Working capital................................................
Total assets...................................................
Total debt.....................................................
Stockholders' investment.......................................


------------------------------

(1) On April 15, 1993, the Company acquired the Predecessor. Accordingly, certain information provided for the year ended December 31, 1992, and the three and one-half month period ended April 14, 1993, is not comparable to the Statement of Operations Data of the Company due to the effects of certain purchase accounting adjustments and the financing of the R.J. Tower Acquisition. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

(2) Operating data for the Predecessor for the period January 1, 1993 to April 14, 1993 have been combined for presentation purposes with the operating data of the Company for the eight and one-half month period ended December 31, 1993, without giving effect to purchase accounting or the impact of the financing of the R.J. Tower Acquisition.

(3) Includes the results of operations of MSTI from the date of acquisition, May 31, 1996.

(4) The Company has not declared or paid any cash dividends on its Common Stock in the past, currently intends to retain its earnings to support its growth strategy and does not anticipate paying dividends in the foreseeable future. See "Dividend Policy."

(5) "EBITDA" is operating income plus amortization and depreciation. EBITDA does not represent and should not be considered an alternative to net income or cash flow from operations as determined by GAAP and the Company's calculation thereof may not be comparable to that reported by other companies. The Company believes that it is widely accepted that EBITDA provides useful information regarding a company's ability to service and/or incur indebtedness. This belief is based on the Company's negotiations with its lenders who have indicated that the amount of indebtedness the Company will be permitted to incur will be based, in part, on the Company's EBITDA. EBITDA does not take into account the Company's working capital requirements, debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Set forth below is a reconciliation of the Company's operating income, as reported, to EBITDA for the periods indicated:


                                                                          YEAR ENDED DECEMBER 31,
                                       APRIL 15        --------------------------------------------------------------
                                        THROUGH         COMBINED                                        PRO FORMA
                                   DECEMBER 31, 1993      1993        1994       1995       1996     AS ADJUSTED 1996
                                                                    (IN THOUSANDS)

Operating income................       $   6,004        $   9,392   $  14,302  $  21,920  $  39,440     $  112,878
Depreciation and amortization...           1,847            2,751       4,138      6,549     12,754         52,898
                                          ------       -----------  ---------  ---------  ---------       --------
EBITDA..........................       $   7,851        $  12,143   $  18,440  $  28,469  $  52,194     $  165,776
                                          ------       -----------  ---------  ---------  ---------       --------
                                          ------       -----------  ---------  ---------  ---------       --------


(6) "North American content per vehicle" is the Company's revenues divided by total North American vehicle production, which is comprised of car and light truck production in the United States, Canada and Mexico, as estimated by the Company from industry sources.

                    SELECTED COMBINED FINANCIAL DATA OF APC

    The combined financial data for the years ended December 31, 1994, 1995 and 1996 are derived from the audited combined financial statements of APC, which are included as a part of this Prospectus. The selected financial data below should be read in conjunction with the combined financial statements of APC and the notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Results of Operations and Financial Condition--Results of Operations--APC."


                                                                                         YEAR ENDED DECEMBER 31,
                                                                                     -------------------------------
                                                                                       1994       1995       1996
                                                                                        (IN THOUSANDS, EXCEPT PER
                                                                                            VEHICLE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues...........................................................................  $ 722,718  $ 845,305  $ 862,977
Cost of sales......................................................................    623,766    754,331    771,295
                                                                                     ---------  ---------  ---------
  Gross profit.....................................................................     98,952     90,974     91,682
Selling, general and administrative expenses.......................................     34,021     37,433     37,233
                                                                                     ---------  ---------  ---------
  Operating income.................................................................     64,931     53,541     54,449
Interest expense...................................................................      4,051      5,357      6,829
                                                                                     ---------  ---------  ---------
  Income before provision for income taxes.........................................  $  60,880  $  48,184  $  47,620
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------

OTHER DATA:
Capital expenditures, net(1).......................................................  $  59,023  $  78,908  $ 151,534
EBITDA(2)..........................................................................     99,031     95,362    105,217
Cash provided by (used in):
  Operating activities.............................................................     41,510     40,089     92,554
  Investing activities.............................................................    (59,023)   (82,658)  (168,436)
  Financing activities.............................................................     17,513     42,569     75,882
North American content per vehicle(3)..............................................      39.23      48.25      50.75



                                                                                                      DECEMBER 31,
BALANCE SHEET DATA:                                                                                       1996
Working capital.....................................................................................    $  63,822
Total assets........................................................................................      601,311
Parent company investment...........................................................................      383,314


------------------------------

(1) APC made capital expenditures of $4.3 million and $63.1 million in the years ended December 31, 1995 and 1996, respectively, to finance the construction of and to purchase equipment for its new Plymouth, Michigan and Roanoke, Virginia manufacturing facilities.

(2) "EBITDA" is operating income plus depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by GAAP and the Company's calculation thereof may not be comparable to that reported by other companies. The Company believes that it is widely accepted that EBITDA provides useful information regarding a company's ability to service and/or incur indebtedness. This belief is based on the Company's negotiations with its lenders who have indicated that the amount of indebtedness the Company will be permitted to incur will be based, in part, on the Company's EBITDA. EBITDA does not take into account APC's working capital requirements, debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Set forth below is a reconciliation of APC's operating income, as reported, to EBITDA for the periods indicated:


                                                                           YEAR ENDED DECEMBER 31,
                                                                       -------------------------------
                                                                         1994       1995       1996
                                                                               (IN THOUSANDS)
  Operating income...................................................  $  64,931  $  53,541  $  54,449
  Depreciation and amortization......................................     34,100     41,821     50,768
                                                                       ---------  ---------  ---------
  EBITDA.............................................................  $  99,031  $  95,362  $ 105,217
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------


(3) "North American content per vehicle" is APC's automotive revenues (excluding heavy truck revenues) divided by total North American vehicle production, which is comprised of car and light truck production in the United States, Canada and Mexico, as estimated by the Company from industry sources.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION


    THE COMPANY HAS INCLUDED INFORMATION IN THIS SECTION REGARDING THE OPERATIONS OF APC AS A RESULT OF ITS BELIEF THAT THE APC ACQUISITION WILL BE COMPLETED IN ACCORDANCE WITH THE TERMS SET FORTH HEREIN. IF THE APC ACQUISITION IS NOT COMPLETED, THE INFORMATION SET FORTH IN THIS PROSPECTUS GIVING EFFECT TO SUCH ACQUISITION WOULD NOT BE RELEVANT. SEE "RISK FACTORS--RISKS ASSOCIATED WITH THE FAILURE TO COMPLETE THE APC ACQUISITION."


GENERAL


    The Company was organized to effect the R.J. Tower Acquisition, which was financed with a combination of common equity and secured indebtedness. Since the R.J. Tower Acquisition, the Company has successfully completed and fully integrated four strategic acquisitions. See "The Company." The Company expects to complete the APC Acquisition by the end of April 1997. No assurance can be given, however, that the APC Acquisition will be completed.


    The Company's four previous acquisitions have affected, and the APC Acquisition will prospectively affect, the Company's results of operations in certain significant respects. As a result of the APC Acquisition, the Company will increase the historical book value of APC's assets, including intangible assets such as goodwill, which will significantly increase the amount of amortization expense reported in the Company's ongoing operations. In addition, the Company's interest expense will increase significantly due to increased borrowings to finance the APC Acquisition. The Company expects to achieve cost savings through the integration of the operations of APC with those of the Company.

    The Company believes that its overall gross margin has been slightly higher than that of APC, primarily because the Company has historically sold a greater percentage of complex, high value-added products than APC. In addition, APC's overall gross margin has been negatively impacted in recent years as a result of APC's beginning production of certain products that require a greater proportion of components purchased from outside suppliers and higher launch costs and depreciation expense related to the new production. The Company expects that, as a result of the APC Acquisition, its overall gross margin will be lower in future periods.

RESULTS OF OPERATIONS--THE COMPANY

    The following table sets forth the percentage relationship of certain items to revenues for the periods indicated:


                                                                 YEAR ENDED DECEMBER 31,
                                                       --------------------------------------------
                                                                                         PRO FORMA
                                                         1994       1995       1996        1996
Revenues.............................................      100.0%     100.0%     100.0%      100.0%
Cost of sales........................................       86.4       83.2       84.6        86.3
                                                       ---------  ---------  ---------       -----
  Gross profit.......................................       13.6       16.8       15.4        13.7
Selling, general and administrative expenses.........        4.5        6.5        5.0         4.6
Amortization expense.................................        0.5        0.5        0.5         0.6
                                                       ---------  ---------  ---------       -----
  Operating income...................................        8.6        9.8        9.9         8.5
Interest and other expense...........................        1.1        0.8        1.3         2.0
                                                       ---------  ---------  ---------       -----
  Income before provision for income taxes...........        7.5        9.0        8.6         6.5
Provision for income taxes...........................        3.0        3.6        3.4         2.6
                                                       ---------  ---------  ---------       -----
  Net income before extraordinary item...............        4.5%       5.4%       5.2%        3.9%
                                                       ---------  ---------  ---------       -----
                                                       ---------  ---------  ---------       -----

COMPARISON OF YEAR ENDED DECEMBER 31, 1996 TO YEAR ENDED DECEMBER 31, 1995

    REVENUES. Revenues for the year ended December 31, 1996 increased by $177.1 million, or 79.5%, to $399.9 million compared to $222.8 million for the year ended December 31, 1995. Approximately $134.3 million of the increase in revenues over 1995 is attributable to the acquisitions of MSTI in May 1996 and Trylon in January 1996. The remaining increase is due to new business awarded to the Company, including business relating to the Ford Escort, Econoline and Expedition, Dodge Ram Club Cab pick-up and Toyota Camry. These increases were partially offset by production decreases in the first half of the year on key models served by the Company, including the Ford Aerostar, Villager, Econoline and Chrysler Intrepid/ Concorde/Vision.

    COST OF SALES. Cost of sales as a percentage of revenues for the year ended December 31, 1996 was 84.6% compared to 83.2% for the year ended December 31, 1995. The decrease in gross margin was due to a higher proportion of components purchased from outside suppliers as a result of the Trylon and MSTI Acquisitions and launch costs associated with new business. These decreases were partially offset by operating efficiencies and enhanced productivity.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $20.0 million, or 5.0% of revenues, for the year ended December 31, 1996 compared to $14.3 million, or 6.4% of revenues, for the year ended December 31, 1995. The percentage decrease related to revenues reflects the economies of scale of higher gross sales. The increased expense was due primarily to incremental costs associated with the Company's acquisitions of MSTI and Trylon in 1996.

    AMORTIZATION EXPENSE. Amortization expense for the year ended December 31, 1996 was $2.2 million compared to $1.2 million for the year ended December 31, 1995. The increase was due to incremental goodwill amortization related to the acquisitions of MSTI and Trylon.

    INTEREST EXPENSE. Interest expense for the year ended December 31, 1996 was $5.1 million compared to $1.8 million for the year ended December 31, 1995. The increase was due principally to increased borrowings incurred to fund the acquisitions of MSTI and Trylon, partially offset by the application of the proceeds from the 1996 Offering, and the absence of capitalization of interest costs for the new Bardstown, Kentucky plant which was under construction during 1995.

    INCOME TAXES. The effective income tax rate was 39.9% for the year ended December 31, 1996 and 40.0% for the year ended December 31, 1995. The effective rates differed from the statutory rates primarily as a result of state taxes and nondeductible goodwill amortization.

COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994

    REVENUES. Revenues for the year ended December 31, 1995 increased $57.3 million, or 34.6%, to $222.8 million compared to $165.5 million for the year ended December 31, 1994. Revenues increased despite significant production decreases on key vehicles served by the Company including the Ford Escort, Taurus/Sable, and Econoline and Chrysler Intrepid/Concorde/Vision. These decreases were offset by new business that began production during the year and the full year effects of the Company's acquisitions of Edgewood in May 1994 and Kalamazoo in June 1994.

    COST OF SALES. Cost of sales, as a percentage of revenues, decreased to 83.2% for the year ended December 31, 1995 compared to 86.4% for the year ended December 31, 1994. The improvement in gross margin was a result of the productivity improvement initiatives in place and synergies realized from the acquisitions of Edgewood and Kalamazoo. These were partially offset by higher raw material costs.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $14.3 million, or 6.4% of revenues, for the year ended December 31, 1995 compared to $7.4 million, or 4.5% of revenues, for the year ended December 31, 1994. The increased expense was due in part to the full year effect of the acquisitions of Edgewood and Kalamazoo combined with the incremental engineering, technical and development costs associated with future programs.

    OTHER. Amortization expense increased to $1.2 million for the year ended December 31, 1995 from $0.8 million for the year ended December 31, 1994 due to incremental goodwill amortization related to the Company's 1994 acquisitions. Interest expense decreased to $1.8 million in 1995 from $1.9 million in 1994. The decrease is due to the effect of the application of the proceeds from the Company's IPO to reduce indebtedness. The provision for income taxes was at an effective rate of 40.0% for the year ended December 31, 1995 and 40.7% for the year ended December 31, 1994. The effective rates were higher than federal statutory rates as a result of nondeductible goodwill amortization and state income taxes.

RESULTS OF OPERATIONS--APC

    The following table sets forth the percentage relationship of certain items to revenues for the periods indicated:


                                                                                            YEAR ENDED DECEMBER 31,
                                                                                        -------------------------------
                                                                                          1994       1995       1996
Revenues..............................................................................      100.0%     100.0%     100.0%
Cost of sales.........................................................................       86.3       89.2       89.4
                                                                                        ---------  ---------  ---------
  Gross profit........................................................................       13.7       10.8       10.6
Selling, general and administrative expenses..........................................        4.7        4.5        4.3
                                                                                        ---------  ---------  ---------
  Operating income....................................................................        9.0%       6.3%       6.3%
                                                                                        ---------  ---------  ---------
                                                                                        ---------  ---------  ---------


COMPARISON OF YEAR ENDED DECEMBER 31, 1996 TO YEAR ENDED DECEMBER 31, 1995

    REVENUES. Revenues for the year ended December 31, 1996 increased $17.7 million, or 2.1%, to $863.0 million compared to $845.3 million for the year ended December 31, 1995. This increase in revenue is attributable to new business associated with the redesigned Nissan pick-up and the effects of the full year's production of the Dodge Ram Club Cab pick-up, as well as overall production increases on key vehicles served by APC, including the Ford Taurus/Sable and the General Motors Yukon/Chevrolet Tahoe. These increases were partially offset by lower production of the Dodge Dakota pick-up as a result of the launch of a redesigned version of this vehicle during 1996.


    COST OF SALES. Cost of sales, as a percentage of revenues, was 89.4% for the year ended December 31, 1996, compared to 89.2% for the year ended December 31, 1995. APC's gross margin was negatively impacted by higher incremental costs associated with the launch of new products during 1996, along with relative increases in depreciation expense associated with capital equipment placed in service during 1995 and 1996 related to this new business. These increases were partially offset by improved labor efficiencies and productivity.


    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $37.2 million, or 4.3% of revenues, for the year ended December 31, 1996 compared to $37.4 million for the prior year, a decrease of approximately 0.5%. These costs include incremental design and engineering expenditures associated with new business to be introduced in future periods, including the Ford Ranger, which was launched late in 1996, the Dodge Durango, Chrysler's entry into the sport utility market, and the front and rear suspension modules for the Chrysler Intrepid/Concorde/Vision. These incremental costs were offset by lower overall general and administrative costs.

COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994

    REVENUES. Revenues for the year ended December 31, 1995 increased $122.6 million, or 17.0%, to $845.3 million compared to $722.7 million for the year ended December 31, 1994. This increase was attributable to new business associated with the launches of the redesigned Ford Explorer and General Motors Yukon/Chevrolet Tahoe, as well as the effect of the full year's production of the Ford Contour/ Mercury Mystique, which was launched during 1994.


    COST OF SALES. Cost of sales, as a percentage of revenues, was 89.2% for the year ended December 31, 1995, compared to 86.3% for the year ended December 31, 1994. Higher costs associated with the launch of new products during 1995 contributed to the overall increase in these costs. In addition, APC also experienced higher relative labor costs as a result of the increase in overall product demand during 1995. Higher depreciation expense associated with capital equipment used in the production of new products launched during 1994 and 1995 also contributed to these higher costs. Gross margin was also negatively impacted as a result of APC's beginning production of certain products that require a greater proportion of components purchased from outside suppliers.


    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $37.4 million, or 4.5% of revenues, for the year ended December 31, 1995 compared to $34.0 million, or 4.7% of revenues, for the prior year, an increase of approximately 10.0%. Higher design and engineering costs associated with products to be launched in future periods, including the redesigned Ford Ranger and Dodge Dakota pick-ups, contributed to this increase. In addition, selling and general administrative costs increased to support the overall higher revenues in 1995 compared to 1994.

SEASONALITY

    The Company's performance is dependent on automotive vehicle production, which is seasonal in nature. The third calendar quarter is historically the weakest, due to the impact of OEM plant shutdowns in July for vacation and model changeovers. Additionally, general industry levels are only a partial explanation of volume changes throughout the year. Individual vehicle platforms are also a cause of variations in revenues depending upon market response and acceptance of the specific platform models.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 1996, the Company had no indebtedness outstanding under the revolving credit facility portion of its Existing Credit Agreement. The Existing Credit Agreement consists of a revolving credit facility with a committed amount of $75.0 million (subject to eligible accounts receivable and inventory, as defined in the Existing Credit Agreement, which exceeded $75.0 million at December 31, 1996). The Existing Credit Agreement matures in January 2001 and bears interest at variable rates equal to, at the Company's option, either a prime-based rate or LIBOR plus a variable margin. The Existing Credit Agreement provides for the issuance of up to $50 million in letters of credit to collateralize the outstanding IRBs described below.

    At December 31, 1996, the Company also had $43.8 million of indebtedness outstanding pursuant to IRBs issued with the City of Bardstown, Kentucky. Proceeds from these IRBs were used to finance construction of a 240,000 square foot manufacturing facility and the related purchase of equipment. The Bardstown IRBs, which mature on June 1, 2024 and March 1, 2025, are collateralized by a letter of credit. As of December 31, 1996, $34.2 million of the proceeds had been expended or committed for the first phase of the facility and related equipment. The unexpended proceeds from the Bardstown IRBs of $10.8 million at December 31, 1996, are invested in treasury securities and will be used to finance the second phase of the facility. These IRBs bear interest at a floating rate which is adjusted weekly as determined by the bond remarketing agent (5.8% at December 31, 1996). The second phase of the facility, which includes the purchase and installation of additional processing equipment, is anticipated to be completed by the end of 1998.

    At December 31, 1996, the Company had $2.9 million in outstanding indebtedness relating to IRBs issued in connection with the construction of its Auburn, Indiana plant. The Auburn IRBs are collateralized by a letter of credit, certain equipment and a mortgage on the Company's Auburn, Indiana plant. The Auburn IRBs are payable in annual installments of $720,000 through September 2000 and bear interest at a floating rate which is adjusted weekly as determined by the bond remarketing agent (4.4% at December 31, 1996).

    On January 16, 1996, the Company acquired all of the outstanding common stock of Trylon for total cash consideration of approximately $25 million, which included transaction costs. To finance the acquisition, the Company incurred a $25.0 million term loan, which was repaid in May 1996 using a portion of the proceeds from the sale of the Senior Notes and borrowings under the Existing Credit Agreement.

    On May 31, 1996, the Company purchased all of the outstanding common stock of MSTI from MascoTech for an aggregate purchase price of approximately $79 million, including payment of related fees and expenses. Pursuant to the terms of the acquisition, the Company is required to make additional earn-out payments to MascoTech if certain operating targets are achieved by the MSTI facilities in the first three years following the acquisition. If all such operating targets are met, the total payments will not exceed $30.0 million.

    The Company financed the cash portion of the purchase price of MSTI through the issuance in two series of Senior Notes having an aggregate principal amount of $65.0 million. The $40.0 million of Series A Senior Notes have a final maturity on June 1, 2006 and require annual principal payments commencing on June 1, 2000 and continuing every year thereafter until their final maturity. The $25.0 million of Series B Senior Notes have a final maturity on June 1, 2008 and require annual principal payments commencing on June 1, 2004 and continuing every year thereafter until their final maturity. The Senior Notes require the Company to make semi-annual interest payments commencing December 1, 1996. Net proceeds from the sale of the Senior Notes in excess of the amounts used to finance the cash portion of the MSTI Acquisition were used, together with borrowings under the revolving credit facility, to repay in full the remaining balance outstanding on the $25.0 million term loan incurred by the Company in connection with the Trylon Acquisition.

    In June 1996, the Company completed an offering of 2,232,900 shares of Common Stock at an offering price of $24.50 per share. Approximately $32 million of the net proceeds from the 1996 Offering were used by the Company to retire borrowings under its Existing Credit Agreement. The remaining proceeds are included in cash and cash equivalents in the December 31, 1996 consolidated balance sheet and will be used for other general corporate purposes, which may include prepayment of other indebtedness, acquisitions or capital expenditures.

    During the year ended December 31, 1996, the Company generated $30.0 million of cash from operations, which was partially used to fund capital expenditures.

    The Company has made substantial investments in manufacturing technology and product design capability to support its products. The Company made capital expenditures of approximately $16.3 million for the year ended December 31, 1996, primarily for equipment and dedicated tooling purchases related to new or replacement programs.

LIQUIDITY AND CAPITAL RESOURCES FOLLOWING THE APC ACQUISITION

    The aggregate purchase price of the APC Acquisition is approximately $625 million, plus an additional $25 million for related fees and expenses and management's estimates of certain post-closing adjustments. The Company expects to complete the APC Acquisition by the end of April 1997. This acquisition will be accounted for as a purchase and, accordingly, APC's assets and liabilities will be recorded at fair value as of the acquisition date, with any excess purchase price recorded as goodwill.

    In connection with the APC Acquisition, the Company expects to enter into the New Credit Agreement. The New Credit Agreement will provide for borrowings under the Revolving Credit Facility of up to $750 million over six years. In addition, a term loan facility with up to $200 million in borrowings, payable within 18 months, will be made available in the event the APC Acquisition is completed prior to the completion of the Offering. Interest will be payable on borrowings under the New Credit Agreement at the bank's Base Rate or the reserve adjusted LIBOR Rate plus a margin ranging from 17 to 50 basis points, depending upon the ratio of the consolidated indebtedness of the Company to stockholders' investment. The New Credit Agreement will also include certain restrictive covenants, which the Company expects will be similar in nature to those in the Existing Credit Agreement. The New Credit Agreement will become effective contemporaneously with the completion of the APC Acquisition.

    Proceeds from borrowings under the New Credit Agreement will be used to: (i) finance the APC Acquisition; (ii) refinance existing indebtedness of the Company, including the redemption of the Senior Notes; and (iii) pay transaction fees and expenses associated with the APC Acquisition. In connection with the redemption of the Senior Notes, the Company will record an extraordinary loss of approximately $3.0 million, net of income taxes, related to prepayment penalties and the write-off of previously capitalized deferred financing costs.

    Proceeds from this Offering will be used to fund a portion of the purchase price related to the APC Acquisition or to repay indebtedness incurred under the New Credit Agreement in the event that the APC Acquisition is consummated prior to the completion of the Offering.

    APC's capital expenditures for the year ended December 31, 1996 were approximately $152 million, of which approximately $63 million was used to finance the construction and to purchase equipment for its new Plymouth, Michigan and Roanoke, Virginia manufacturing facilities. APC's remaining capital expenditures were used primarily to purchase equipment and dedicated tooling related to new or replacement programs. The Company's capital expenditures for the year ended December 31, 1996 on a pro forma basis were approximately $168 million. After completing the APC Acquisition, the Company expects its budget for capital expenditures during the remainder of 1997 to be approximately $75 million. Capital expenditures in 1997 are expected to be financed either with cash generated from operations or borrowings under the New Credit Agreement.

    The Company believes the borrowing availability under the New Credit Agreement, together with funds generated by operations, should provide the Company with the liquidity and capital resources to pursue its business strategy through 1997, with respect to working capital, capital expenditures and other operating needs. Under present conditions, management does not believe access to funds will restrict its ability to pursue its acquisition strategy.

EFFECTS OF INFLATION

    Inflation generally affects the Company by increasing the interest expense of floating rate indebtedness and by increasing the cost of labor, equipment and raw materials. Management believes that inflation has not significantly impacted the Company's business over the past 12 months. However, because selling prices generally cannot be increased until a model changeover, the effects of inflation must be offset by productivity improvements and volume from new business awards.

                                    BUSINESS


    MARKET DATA USED THROUGHOUT THIS PROSPECTUS WERE OBTAINED FROM INDUSTRY PUBLICATIONS AND INTERNAL COMPANY SURVEYS. INDUSTRY PUBLICATIONS GENERALLY STATED THAT THE INFORMATION CONTAINED THEREIN HAS BEEN OBTAINED FROM SOURCES BELIEVED TO BE RELIABLE. THE COMPANY HAS NOT INDEPENDENTLY VERIFIED THESE MARKET DATA. SIMILARLY, INTERNAL COMPANY SURVEYS, WHILE BELIEVED BY THE COMPANY TO BE RELIABLE, HAVE NOT BEEN VERIFIED BY ANY INDEPENDENT SOURCES. THE COMPANY HAS INCLUDED INFORMATION IN THIS SECTION REGARDING THE OPERATIONS OF APC AS A RESULT OF ITS BELIEF THAT THE APC ACQUISITION WILL BE COMPLETED IN ACCORDANCE WITH THE TERMS SET FORTH HEREIN. IF THE APC ACQUISITION IS NOT COMPLETED, THE INFORMATION SET FORTH IN THIS PROSPECTUS GIVING EFFECT TO SUCH ACQUISITION WOULD NOT BE RELEVANT. SEE "RISK FACTORS--RISKS ASSOCIATED WITH THE FAILURE TO COMPLETE THE APC ACQUISITION."


GENERAL

    The Company is a leading designer and producer of high-quality body structure components and assemblies used by the major North American automotive OEMs, Ford, Chrysler and General Motors, and certain Transplants, including Honda, Toyota, Nissan and Mazda. The Company's current products range from large structural stampings and assemblies, such as body pillars, chassis, suspension and floor pan components and major housing assemblies, to engineered assemblies, such as hood and deck lid hinges and brake components. On January 27, 1997, the Company agreed to acquire A.O. Smith's APC division, a leading manufacturer of light truck frames, automotive engine cradles and other structural and suspension components, assemblies and modules used by major North American OEMs and Transplants. Following the APC Acquisition, the Company believes it will be one of the largest independent suppliers of structural components and assemblies to the North American automotive market (based on net sales).

    Since its inception in April 1993, the Company's revenues have grown rapidly through a focused strategy of internal growth and a highly disciplined acquisition program. During the last three years, the Company has successfully completed and fully integrated four acquisitions. As a result of such acquisitions and internal growth, the Company's revenues have increased from $86 million in 1993 to approximately $474 million in 1996 (pro forma only for the MSTI Acquisition), representing a compound annual growth rate of approximately 76%. The Company's North American content per vehicle has increased from $6.23 in 1993 to $26.74 in 1996 on an actual basis. The APC Acquisition will be the Company's largest acquisition to date and will increase the Company's pro forma revenues to approximately $1.3 billion and its pro forma North American content per vehicle to $77.49 for 1996.

INDUSTRY TRENDS

    The Company's performance and growth is directly related to certain trends within the automotive market, including the consolidation of the component supply industry, the increase in global sourcing and the growth of system/modular sourcing.

    SUPPLIER CONSOLIDATION. The automotive supply industry has recently begun to undergo significant consolidation. To lower costs and improve quality, OEMs are reducing their supplier base by awarding sole-source contracts to full-service suppliers who are able to supply larger segments of a vehicle. OEMs' criteria for supplier selection include not only cost, quality and responsiveness, but also full-service design, engineering and program management capabilities. For full-service suppliers such as the Company, the new environment provides an opportunity to grow by obtaining business previously provided by other non-full service suppliers and by acquiring suppliers that further enhance product, manufacturing and service capabilities. OEMs rigorously evaluate suppliers on the basis of product quality, cost control, reliability of delivery, product design capability, financial strength, new technology implementation, quality and condition of facilities and overall management. Suppliers that obtain superior ratings are considered for sourcing new business. Although these new supplier policies have already resulted in significant consolidation of component suppliers in certain segments, the Company believes that consolidation within the structural and suspension component segments of the automotive industry will continue to provide attractive opportunities to acquire high-quality companies that complement its existing business.

    GLOBAL SOURCING. Regions such as Asia, Latin America, Mexico and Eastern Europe are expected to experience significant growth in vehicle demand over the next ten years. OEMs are positioning themselves to reach these emerging markets in a cost-effective manner by seeking to design and produce "world cars" which can be designed in one vehicle center to a single global standard but produced and sold in different geographic markets, thereby allowing OEMs to reduce design costs, take advantage of low-cost manufacturing locations and improve product quality and consistency. OEMs increasingly are requiring their suppliers to have the capability to design and manufacture their products in multiple geographic markets.

    SYSTEM/MODULAR SOURCING. OEMs are increasingly seeking suppliers capable of providing complete systems or modules rather than suppliers who only provide separate component parts. A system is a group of component parts which operate together to provide a specific engineering driven functionality whereas a module is a group of systems and/or component parts which are assembled and shipped to the OEM for installation in a vehicle as a unit. By outsourcing complete systems or modules, OEMs are able to reduce their costs associated with the design and integration of different components and improve quality by enabling their suppliers to assemble and test major portions of the vehicle prior to beginning production. As a result of the APC Acquisition, the Company will be in an improved position to capitalize on this trend by designing its products to function together and by providing designs that are integrated into the design of the entire vehicle.

STRATEGY

    The Company's business objective is to capitalize upon the consolidation, globalization and system/ modular sourcing trends in the automotive supply industry in order to be the leading provider of structural and suspension components to OEMs on a worldwide basis. Key elements of the Company's operating and growth strategies are outlined below:

OPERATING STRATEGY

    FULL-SERVICE TECHNICAL DESIGN, ENGINEERING AND PROGRAM MANAGEMENT CAPABILITIES. The Company strives to maintain a competitive advantage through investment in research and product development, advanced engineering and program management. The Company works with OEMs throughout the product development process from concept vehicle and prototype development through the design and implementation of manufacturing processes to provide full-service capabilities to its customers. In some cases, the Company places design engineers at customer facilities to coordinate its product design efforts with those of its OEM customers.

    EFFICIENT MANUFACTURING/CONTINUOUS IMPROVEMENT PROGRAMS. In response to OEMs' increasingly stringent demands, the Company has implemented manufacturing practices designed to maximize product quality and timeliness of delivery and eliminate waste and inefficiency. The Company has continued to upgrade its manufacturing equipment and processes through substantial investment in new equipment, maintenance of existing equipment and utilization of manufacturing engineering personnel.

    GLOBAL PRESENCE. The Company strives to offer manufacturing and support services to its customers on a global basis through a combination of international wholly owned facilities and by entering into joint ventures and partnerships with foreign suppliers. Since 1993, in furtherance of its global expansion strategy, the Company has opened a European sales and engineering office to service U.K. and German OEM customers and has established an industrial partnership with The Kirchhoff Group ("Kirchhoff") in Germany. With the APC Acquisition, the Company will further expand its ability to service OEMs on a global basis. The Company also has relocated certain technical personnel resources to locations where OEMs are developing "world cars."

    DECENTRALIZED, PARTICIPATIVE CULTURE. The Company's decentralized approach to managing its manufacturing facilities encourages decision making and employee participation in areas such as manufacturing processes and customer service. The Company's management team meets frequently at various Company locations in order to maintain a unified Company culture. To increase employee productivity, the Company utilizes incentive programs for all salaried and hourly employees and provides incentives for employees who take advantage of its continuous improvement programs and who provide cost savings ideas.

GROWTH STRATEGY


    STRATEGIC ACQUISITIONS. The Company continues to believe that consolidation in the automotive supply industry will provide further attractive opportunities to acquire high-quality companies that complement its existing business. The Company seeks to make acquisitions that (i) provide additional product, manufacturing and technical capabilities; (ii) broaden the Company's geographic coverage domestically and strengthen its ability to supply products on a global basis; (iii) increase the number of models for which the Company supplies products and the content supplied for existing models; and (iv) add new customers. With the consummation of the APC Acquisition, the Company will have acquired five businesses since 1993. The Company intends to seek future acquisitions or develop strategic alliances that will strengthen the Company's ability to supply its products on a global basis. To that end, the Company has recently signed a definitive agreement to acquire an Italian automotive supplier. See "--Global Initiatives."


    MODULAR PRODUCT OPPORTUNITIES. The Company has capitalized on the system/modular sourcing trend among OEMs by offering customers higher value-added supply capabilities through an increasing focus on the production of assemblies consisting of multiple component parts that are welded or otherwise fastened together by the Company. The APC Acquisition will significantly expand the Company's ability to supply OEMs with modules consisting of integrated assemblies and component parts that can be installed as a unit in a vehicle at the OEM assembly plant.

    INCREASE VEHICLE PENETRATION. The Company has developed strong relationships with certain OEM engineering and purchasing personnel which allow it to identify business opportunities and to react to customer needs in the early stages of vehicle design. The Company believes that these relationships give it a competitive advantage over smaller and less capable suppliers in marketing its broad range of products and in developing new product concepts, such as expanded use of modules, that complement its existing product lines.

    PURSUIT OF "WORLD CAR" OPPORTUNITIES. The Company has been working closely with certain customers on the development of "world cars," which are designed by OEMs in one vehicle center to a single global standard but produced and sold in different geographic markets. Suppliers for a specific "world car" are often required to provide their products on a worldwide basis. The Company believes that it has a competitive advantage in potentially supplying certain world cars given its international presence, full-service capabilities and existing position as a leading supplier on the Ford Escort and DEW98 luxury car, as well as on other existing vehicle platforms which may eventually evolve into world cars.

THE APC ACQUISITION

    APC is a leading designer and producer of structural and suspension components for the automotive, light truck and heavy truck markets. APC's products include light truck frames, automotive engine cradles, suspension and other components and heavy truck frame rails. In 1996, over 70% of APC's revenues was derived from the sale of structural components for light trucks and sport utility vehicles, a growing segment of the North American automotive market. APC's customers include the three major North American OEMs as well as certain Transplants, including Toyota, Nissan, Isuzu and Honda. APC's three largest customers, Ford, General Motors and Chrysler, accounted for approximately 46%, 23% and 20%, respectively, of APC's revenues in 1996. Approximately 11% of APC's revenues in 1996 was derived from the production of heavy truck frame rails for North American heavy truck OEMs. The Company believes APC is the largest supplier in this segment, with a market share of approximately 51% in 1996. APC conducts its operations through 15 facilities which, when added to the Company's existing 19 facilities, will result in a total of over seven million square feet of manufacturing floor space.

    The Company believes that the APC Acquisition will provide the Company with several strategic benefits, including the following:

    EXPANDED PRODUCT OFFERINGS AND MODULAR PRODUCT OPPORTUNITIES. The APC Acquisition will significantly expand the Company's product offerings by adding lower body structural components to the Company's existing line of upper body structural components. In addition, APC's products provide an ideal platform for developing modular product offerings for the Company's customers. APC's frame and engine cradle products can be combined with a number of the Company's existing product offerings, including control arms, suspension components, exhaust hanger assemblies and spring towers and hangers to deliver more complete systems or modules to its OEM customers at a lower overall cost. The APC Acquisition will enable the Company to produce a larger portion of a vehicle, which the Company believes will afford it significant opportunities to increase revenues as OEMs continue to consolidate their supplier base.

    INCREASED CUSTOMER PENETRATION. The APC Acquisition will significantly expand the Company's penetration within each of the three major North American OEMs. Following the APC Acquisition, the Company believes it will be the largest supplier of structural components to Chrysler, the largest supplier of metal components to Ford and a major supplier of structural components to General Motors. The APC Acquisition will also expand the Company's penetration within certain Transplants by doubling the Company's sales to Toyota, expanding its already significant position at Honda, increasing sales to Nissan and adding Isuzu as a new customer.

    INCREASED PENETRATION IN LIGHT TRUCK SEGMENT AND OTHER KEY MODELS. The APC Acquisition will increase the Company's North American content per vehicle from $26.74 in 1996 to $77.49 on a pro forma basis and will triple the Company's content per vehicle in the expanding light truck/sport utility market segment, which segment represented approximately 60% of the Company's pro forma revenues for 1996. The APC Acquisition will increase the Company's content per vehicle on key light truck/sport utility vehicles such as the Ford Explorer and Ranger and the Chrysler Dakota, Durango and Ram as well as on high volume passenger cars such as the Ford Taurus/Sable and the Chrysler Intrepid/Concorde/Vision. The Company believes that this increased model penetration will afford it greater opportunities to supply additional parts and modules for such models.

    COMPLEMENTARY NEW TECHNOLOGY. The APC Acquisition will provide the Company with a variety of new and enhanced design and manufacturing process technology, including APC's patented three piece side rail frame and patented Simulform-TM-forming technology, the latter of which may result in cost savings and quality improvements over conventional stamping technology in certain specialized applications. In addition, APC's existing hydroforming technology complements the Company's initiatives in this area. The APC Acquisition will also provide the Company with additional painting, coating and welding technologies and advanced logistical parts management systems. The Company believes that these acquired technologies will provide significant additional opportunities to serve existing customers and obtain new business.

    OPERATIONAL EFFICIENCIES. The APC Acquisition will provide the Company with a number of opportunities to reduce costs and improve operational efficiency. For example, APC currently outsources many of its stamping needs, some of which will be able to be supplied by the Company's existing stamping facilities. In addition, the Company's and APC's facilities are geographically located in such a way as to allow the Company to optimize its management and logistical capabilities on a regional basis. APC's facilities are strategically located close to many of its and the Company's major customers, allowing for inventory and freight cost-savings. The increased size of the Company may also improve the Company's ability to negotiate more favorable terms on its purchasing and supply contracts, as well as achieve other operational cost savings.

    EXPANDED GLOBAL CAPABILITIES. OEMs are increasingly demanding that their suppliers have global production capabilities. APC's presence in China, Japan and South America complements the Company's current European initiatives to provide expanded global production capabilities for both North American and international OEMs. See "--Global Initiatives."

PRODUCTS

    GENERAL. The Company's current products consist of a broad array of stamped, formed, welded and assembled metal components, many of which are critical to the structural integrity of a vehicle. As a result of the APC Acquisition, the Company will expand its product offerings and will be able to manufacture and supply its customers with, among other products, light truck frames, automotive engine cradles, trailing axles and heavy truck frame rails. These additional products will complement the Company's existing base of products, many of which are currently attached directly to the frame of a vehicle at the OEM assembly plant. Following the APC Acquisition, the Company's products will generally include structural components, suspension components and engineered assemblies.

    STRUCTURAL COMPONENTS. The Company's current structural component products form the basic upper body structure of the vehicle and include large metal stampings such as body pillars, roofrails, side sills, parcel shelves and intrusion beams. APC's structural component products form the basic lower body structure of the vehicle and include light truck frames, automotive engine cradles and heavy truck frame rails. Critical to the strength and safety of vehicles, structural products carry the load of the vehicle and provide crash integrity.

    SUSPENSION COMPONENTS. The Company's current suspension component products include stamped, formed and welded products such as control arms, suspension links, track bars and spring/shock towers. APC's suspension components include control arms, suspension links and trailing axles. Critical to the ride, handling and noise characteristics of a vehicle, suspension components are a natural extension of the Company's larger structural components.

    ENGINEERED ASSEMBLIES. The Company's current engineered assemblies include a broad array of highly engineered parts such as hood and deck lid hinges, brake components and fuel filler assemblies. Such engineered assemblies are a natural extension to the Company's other products in that they are attached to both structural and suspension components. The APC Acquisition will not add materially to the Company's existing array of engineered assembly products.

    OTHER. In addition to the Company's and APC's structural, suspension and mechanical component products, each of the Company and APC manufactures a variety of other products, including heat shields and other precision stampings, for their OEM customers.

    The following table sets forth the percentage of revenues derived from the sale of certain products in 1996:

                       PERCENTAGE OF REVENUES BY PRODUCT

                                                                   YEAR ENDED DECEMBER 31, 1996
                                                                -----------------------------------
PRODUCT CATEGORY                                                  COMPANY       APC      PRO FORMA
Structural components....................................... .        48.6%       90.9%       77.5%
Suspension components....................................... .        22.7         5.0        10.6
Engineered assemblies....................................... .        16.1      --             5.1
Other.........................................................        12.6         4.1         6.8
                                                                     -----   ---------       -----
    Total.....................................................       100.0%      100.0%      100.0%
                                                                     -----   ---------       -----
                                                                     -----   ---------       -----

    Although a portion of the Company's products are sold directly to OEMs as finished products, most are used by the Company to produce assemblies consisting of multiple parts that are welded or otherwise fastened together by the Company. Systems and assemblies currently produced by the Company include front and rear structural suspension systems comprised of control arms, suspension links and axle assemblies consisting of stamped metal trailing axles, assembled brake shoes, hoses and tie rods. As a result of the APC Acquisition, the Company will significantly expand its ability to supply OEMs with systems and modules consisting of integrated assemblies and component parts that can be installed as a unit in a vehicle at the OEM assembly plant.

CUSTOMERS AND MARKETING

    The North American automotive market is dominated by General Motors, Ford and Chrysler, with Transplants representing approximately 20% of this market in 1996. The Company currently supplies its products primarily to Ford, Chrysler, Honda, General Motors, Toyota, Nissan and Mazda. The APC Acquisition will significantly expand the Company's penetration within each of the three major North American OEMs. In addition, the APC Acquisition will also expand the Company's penetration with certain Transplants, including doubling the Company's sales to Toyota, expanding its already significant position at Honda, increasing sales to Nissan and adding Isuzu as a new customer. APC sells its heavy truck products primarily to Ford, Freightliner Corporation, PACCAR Inc., Volvo/GM Heavy Truck Corp. and Navistar International Corp.

    The following table sets forth the percentage of revenues derived from the sale of products to certain customers in 1996:

                                                                   YEAR ENDED DECEMBER 31, 1996
                                                                -----------------------------------
CUSTOMER                                                          COMPANY       APC      PRO FORMA
Ford..........................................................        66.9%       46.4%       52.9%
Chrysler......................................................        10.2        20.0        16.9
General Motors................................................         3.5        23.1        16.9
Honda.........................................................         9.2      --             2.9
Other.........................................................        10.2        10.5        10.4
                                                                     -----   ---------       -----
    Total.....................................................       100.0%      100.0%      100.0%
                                                                     -----   ---------       -----
                                                                     -----   ---------       -----

    OEMs typically award contracts that cover parts to be supplied for a particular car model. Such contracts range from one year to over the life of the model, which is generally three to seven years and do not require the purchase by the customer of any minimum number of parts. The Company and APC also compete for new business to supply parts for successor models and therefore are subject to the risk that the OEM will not select the Company to produce parts on a successor model. The Company and APC supply parts for a broad cross-section of both new and mature models, thereby reducing their reliance on any particular model. For example, the Company supplies parts for substantially all models produced by Ford, Honda and Chrysler and APC currently supplies Chrysler with substantially all of its full frame requirements.

    The following table presents an overview of the major models for which the Company supplies products. Those models which would be added as a result of the APC Acquisition are shown with an asterisk, while those models for which the APC Acquisition would increase the Company's content per vehicle have been italicized.


CUSTOMER                       CAR MODELS                        LIGHT TRUCK MODELS
Ford............  TAURUS/SABLE, CONTOUR/MYSTIQUE,       EXPLORER, RANGER, F-Series,
                  Mustang, Escort, Crown Victoria,      ECONOLINE,Villager, WINDSTAR, Medium
                  Grand Marquis, Probe, CONTINENTAL     Trucks, Expedition
Chrysler........  CONCORDE/INTREPID/VISION, Neon,       RAM PICK-UP, DAKOTA, Grand Cherokee,
                  Viper, Stratus/Cirrus/Breeze          Voyager, Caravan, RAM VAN, Wrangler,
                                                        Durango*
General           Cavalier, Sunfire, Grand Am, Lumina,  C/K PICK-UP, BLAZER,
  Motors...... .  Grand Prix                            SUBURBAN,Tahoe*, Yukon*, Astro*,
                                                        Safari*, Chevy Van
Honda...........  Accord, Civic, Acura Integra
Mazda...........  626, MX6
Toyota..........  Avalon, CAMRY                         Mini-van
Nissan..........  Sentra                                Quest, Pick-up*
Isuzu...........                                        Rodeo*, Amigo*

    Most of the parts the Company and APC produce have a lead time of two to five years from product development to production. See "--Design and Engineering Support." Since 1988, the Company has been the leading supplier for hood and deck hinges at Ford and Chrysler and is responsible for the design and production of such products. The selling prices of these products are generally negotiated between the Company and its customers and are typically not subject to a competitive bid process. APC is currently the largest supplier of structural components to Chrysler.

    The Company has been awarded new business (i.e., parts not previously supplied by the Company) for the calendar year indicated for the models set forth below:

MODEL YEAR                                            MODELS
1997...............  Ford Escort Coupe, Ranger, Continental; Honda Accord; Toyota Mini-van
1998...............  Ford Medium Truck, Lincoln, DEW98; General Motors Saturn, Innovate;
                     Acura
1999...............  Ford Escort, Mini-Explorer, Jaguar X200

    APC has been awarded new business (i.e., parts not previously supplied by APC) for the calendar year indicated for the models set forth below:

MODEL YEAR                                            MODELS
1997...............  Toyota Corolla; Chrysler LH, B-Van; General Motors Prizm; Isuzu Rodeo,
                     Amigo
1998...............  Probe replacement; GMT800(C/K platform); Acura; Chrysler Durango

    Sales of the Company's and APC's products to OEMs are made directly by their respective sales and engineering forces, each headquartered in their respective technical centers located in Farmington Hills, Michigan. Through their technical centers, the Company and APC service their OEM customers and manage their continuing programs of product design improvement and development. The Company and APC each periodically place engineering staff at various customer facilities to facilitate the development of new programs. After the APC Acquisition, the Company's sales and engineering force will consist of approximately 460 individuals.

DESIGN AND ENGINEERING SUPPORT

    The Company strives to maintain a technological advantage through investment in product development and advanced engineering capabilities. The Company's manufacturing engineering capabilities enable it to design and build high-quality and efficient manufacturing systems, processes and equipment and to continually improve its production processes and equipment. The Company's manufacturing engineers are located at each of its manufacturing facilities.

    As a result of the APC Acquisition, the Company's engineering staff will increase from approximately 140 to approximately 400 full-time engineers, whose responsibilities range from research and development, advanced product development, product design, testing and initial prototype development to the design and implementation of manufacturing processes.

    Because assembled parts must be designed at an early stage in the development of new vehicles or model revisions, the Company is increasingly given the opportunity to utilize its product engineering resources early in the planning process. Advanced development engineering resources create original engineering designs, computer-aided designs, feasibility studies, working prototypes and testing programs to meet customer specifications. The Company's advanced development capabilities have resulted in several innovations in hinge design that have provided significant benefits to the Company's customers. The Company also has full service design capability for chassis components. APC has a long history of developing innovative new designs both to improve the quality and to lower the cost of its designs. Recent innovations include the patented three piece side rail, the use of aluminum and other alternative material applications in its structural components and the use of high-performance alternative coatings for its structural components, including epoxy coated primer, two-coat water-reducible coatings, ultrasolids and hybrid coatings.

GLOBAL INITIATIVES

    The Company has formed, or is in the process of forming, strategic alliances with other suppliers throughout the world, including in Europe, Asia and Latin America. The Company has recently opened a European sales and engineering office to service its U.K. and German OEM customers. In addition, the Company has a joint manufacturing and marketing agreement with Kirchhoff, a German automobile parts supplier, pursuant to which the Company and Kirchhoff have agreed to provide manufacturing and marketing services to each other when and as required by each company's OEM customers. A current focus of the Company's acquisition strategy is to acquire European suppliers, which would provide the Company with a manufacturing presence in Europe and afford the Company access to new customer opportunities.


    In furtherance of such strategy, the Company recently signed a definitive agreement to acquire Societa Industria Meccanica Stampaggio S.p.A. ("SIMES"), for approximately $50.7 million in cash (based on the exchange rate as of April 9, 1997), plus up to an additional $3.0 million (based on the same exchange rate) if SIMES achieves certain operating results following the acquisition. Headquartered in Turin, Italy, SIMES designs and manufactures structural parts and components for the Italian automotive industry. SIMES generated net revenues of approximately $70 million during its last fiscal year, with sales to Fiat representing substantially all of such revenues. The acquisition of SIMES will be funded through borrowings under the New Credit Agreement. The acquisition of SIMES is expected to be completed by the end of June 1997 and is contingent upon certain regulatory approval. As a result, no assurance can be given that such acquisition will be completed or, if completed, will be on the terms described herein. Due to the size of this acquisition, the Company is not required to and has not included any pro forma or other financial information regarding SIMES in this Prospectus.


    The APC Acquisition will significantly expand the Company's global initiatives. In addition to a Japanese sales office, APC has a 60% ownership interest in a joint venture located in Changchun, China, which will manufacture automobile parts for Volkswagen A.G. APC also has a Brazilian subsidiary, which will be supplying frame components for the Dodge Dakota and has a manufacturing arrangement to provide cross beams for the Ford Fiesta. Prior to entering into negotiations with APC, the Company had been investigating the possibility of opening a sales office in Japan and acquiring an interest in a Brazilian operation.

MANUFACTURING

    After the APC Acquisition, the Company's manufacturing operations will consist primarily of stamping operations, system and modular assembly operations, roll-forming and hydroforming operations and associated coating and other ancillary operations. The APC Acquisition will provide the Company with significant additional stamping and assembly capacity.

    Stamping involves passing metal through dies in a stamping press to form the metal into three-dimensional parts. The Company produces stamped parts using over 240 precision single-stage, progressive and transfer presses, ranging in size from 150 to 2,000 tons, which perform multiple functions as raw material proceeds through the press and is converted into a finished product. The Company continually invests in its press technology to increase flexibility, improve safety and minimize die changeover time. The APC Acquisition will broaden the Company's stamping capabilities by adding over 400 stamping presses ranging from 200 to 4,000 tons in size.

    After forming is completed, stampings that are to be used in assemblies are placed in work-in-progress staging areas from which they are fed into cell-oriented assembly operations that produce complex, value-added assemblies through the combination of multiple parts that are welded or fastened together. The Company's assembly operations are performed on either dedicated, high-volume welding/fastening machines or on flexible-cell oriented robotic lines for units with lower volume production runs. The assembly machines attach additional parts, fixtures or stampings to the original metal stampings. In addition to standard production capabilities, the Company's assembly machines are also able to perform various statistical control functions and identify improper welds and attachments. The Company continually works with manufacturers of fixed/robotic welding systems to develop faster, more flexible machinery. Several of the Company's welding systems were designed by the Company.

    APC's manufacturing and assembly processes are state-of-the-art. Using highly-automated assembly processes, APC's new Plymouth, Michigan light truck frame assembly facility requires no changeover time between the six frame models it assembles for Chrysler's new Dodge Dakota. Line programmable controllers adjust assembly equipment to accommodate various frame wheelbase configurations at various stages of assembly, while robotic welding and material handling processes are responsible for 99 percent of the facility's frame welding. In comparison, conventional light truck frame assembly requires equipment and tool reconfiguration to accommodate various frame models. APC's patented Simulform-TM- forming process, currently being tested for production use, simultaneously forms, pierces and joins components of an engine cradle assembly, resulting in cost savings over traditional stamping techniques, due to a reduction in the number of presses and operators required and the enhanced quality and lighter weight of the products manufactured through this method. In addition, APC's solid state welding capabilities allow it to weld at lower temperatures which results in less structural distortion of products, exceptional weld quality and higher production rates than conventional welding processes. APC also utilizes a significant number of robots in its frame riveting processes and automated transfer systems in addition to their use in welding operations.

    The products manufactured by the Company and APC use various grades and thicknesses of steel and aluminum, including hot and cold rolled, galvanized, organically coated, stainless and aluminized steel. Neither the Company nor APC produces exposed sheet metal components, such as exterior body panels. See "--Suppliers and Raw Materials."

    OEMs have established quality rating systems involving rigorous inspections of suppliers' facilities and operations. OEMs' factory rating programs provide a quantitative measure of a company's success in improving the quality of its operations. The Company and APC have each received quality awards from

Ford (Q1) and Chrysler (Pentastar) and the Company has consistently received one of Ford's highest commercial ratings for suppliers in the stamping segment. The automotive industry has recently adopted a quality rating system known as QS-9000. The Company has recently received QS-9000 certification and APC expects to receive such certification by the end of 1997.

COMPETITION

    The Company operates in a highly competitive, fragmented market segment of the automotive supply industry, with a limited number of competitors generating revenues in excess of $200 million. The number of the Company's competitors has decreased in recent years and is expected to continue to decrease due to the supplier consolidation resulting from changing OEM policies. The Company's largest competitors include The Budd Company, a subsidiary of Thyssen AG ("Budd"), Magna International Inc. ("Magna"), Midway Products Corp., Modern Tool & Die Co., L&W Engineering and divisions of OEMs with internal stamping and assembly operations, all of which have substantial financial resources. The Company competes with Magna across most of the Company's product lines, and with its other significant competitors in various segments of its product lines. For example, the Company competes with Budd for large stampings, while it competes with ITT Automotive for hinge business. Aetna Industries, Active Tool & Die Co., AG Simpson, Lobdell-Emory Mfg. Co. and L&W Engineering compete with the Company for medium-size structural stampings.

    APC also operates in a highly competitive market segment that is significantly less fragmented than the Company's market segment. APC's principal competitors include Dana Corporation, Magna and internal divisions of OEMs, all of which are large and have substantial resources. APC also competes with Midland Corporation across its heavy truck product lines.

    The Company and APC principally compete for new business both at the beginning of the development of new models and upon the redesign of existing models. New model development generally begins two to five years before the marketing of such models to the public. Once a producer has been designated to supply parts for a new program, an OEM usually will continue to purchase those parts from the designated producer for the life of the program, although not necessarily for a redesign. Competitive factors in the market for the Company's and APC's products include product quality and reliability, cost and timely delivery, technical expertise and development capability, new product innovation and customer service.

SUPPLIERS AND RAW MATERIALS

    The primary raw material used to produce the majority of the Company's products is steel. The Company purchases hot and cold rolled, galvanized, organically coated, stainless and aluminized steel from a variety of suppliers. The Company employs just-in-time manufacturing and sourcing systems enabling it to meet customer requirements for faster deliveries while minimizing its need to carry significant inventory levels. The Company has not experienced any significant shortages of raw materials and normally does not carry inventories of raw materials or finished products in excess of those reasonably required to meet production and shipping schedules. Raw materials costs represented approximately 53% of the Company's revenues in 1996, and steel represented approximately 70% to 75% of raw material costs in 1996.

    Honda and Chrysler currently purchase all of the steel used by the Company for their models directly from steel producers. Ford is in the process of implementing a similar program. As a result, the Company will have minimal exposure to changes in steel prices for parts supplied to Ford, Honda and Chrysler, which collectively represented 86% of the Company's revenues in 1996. APC currently purchases substantially all of the steel used in its manufacturing operations from steel manufacturers, either directly or through distributors. The Company expects that APC will adopt a similar arrangement with such customers following the APC Acquisition.

    The Company expects that the content level of metal in cars and light trucks will remain constant or increase slightly due to the trend toward increased vehicle size and a greater emphasis on metal recycling. Although the search for improved fuel economy and weight reduction has resulted in attempts to reduce the sheet metal content of light vehicles, an efficient, cost-effective substitute for steel used in the Company's structural products has not been found. While various polymers have been used recently for fenders, hoods and decks, such products do not have the inherent strength or structural integrity on a cost-effective basis to be used for structural components. The Company and APC are involved in ongoing evaluations of the potential for the use of aluminum and of specialty steel in their products.

    Other raw materials purchased by the Company include dies, fasteners, tubing, springs, rivets and rubber products, all of which are available from numerous sources. APC currently outsources many of its stamping needs, some of which can be supplied by the Company's existing stamping facilities.

FACILITIES

    The Company maintains several manufacturing facilities located in close proximity to many of the high-volume vehicle assembly plants in the United States. In addition, APC has located its facilities close to its major OEM customers in order to facilitate the just-in-time delivery requirements of its customers and to minimize freight delivery costs. The Company's and APC's facilities are geographically located in such a way as to enable the Company to optimize their management and logistical capabilities on a regional basis.

    The following table provides information regarding the Company's and APC's principal facilities:

TOWER AUTOMOTIVE
                                          SQUARE      TYPE OF
LOCATION                                  FOOTAGE    INTEREST         DESCRIPTION OF USE
Bardstown, Kentucky....................    240,000      Owned(1) Manufacturing
Kalamazoo, Michigan
  (2 locations)........................    222,000      Mixed    Manufacturing/Warehouse/Office
Traverse City, Michigan
  (4 locations)........................    220,000      Owned    Manufacturing
Greenville, Michigan...................    160,000      Owned    Manufacturing/Office
Auburn, Indiana........................    132,000      Owned(1) Manufacturing/Office
Kendallville, Indiana..................    132,000      Owned    Manufacturing
Romulus, Michigan......................    115,000     Leased    Manufacturing/Office
Bluffton, Ohio.........................    102,000      Owned    Manufacturing
Rochester Hills, Michigan..............     89,000     Leased    Office/Engineering/Design
Manchester, Michigan...................     61,000      Owned    Manufacturing
Upper Sandusky, Ohio...................     56,000      Owned    Manufacturing
Grand Rapids, Michigan.................     23,000     Leased    Operating Headquarters
Farmington Hills, Michigan.............     12,000     Leased    Engineering/Design/Sales
Minneapolis, Minnesota.................      5,700     Leased    Corporate Headquarters

APC
                                          SQUARE      TYPE OF
LOCATION                                  FOOTAGE    INTEREST         DESCRIPTION OF USE
Milwaukee, Wisconsin...................  3,527,000      Owned    Manufacturing
Milan, Tennessee.......................    533,000      Owned(1) Manufacturing
Granite City, Illinois.................    458,000      Owned    Manufacturing
Plymouth, Michigan.....................    221,000     Leased    Manufacturing
Roanoke, Virginia......................    185,000      Owned    Manufacturing
Corydon, Indiana.......................    155,000     Leased    Manufacturing
Rockford, Illinois.....................    140,000     Leased    Manufacturing
Belcamp, Maryland......................     68,000      Owned    Manufacturing
Bellevue, Ohio.........................     66,000      Owned    Manufacturing
Farmington Hills, Michigan.............     47,000     Leased    Engineering/Design/Sales
Fenton, Missouri.......................     40,000     Leased    Warehouse
Barrie, Ontario........................     40,000     Leased    Manufacturing
Bowling Green, Kentucky................     39,000      Owned    Manufacturing
Yokohama, Japan........................        800     Leased    Sales
Changchun, China.......................    140,500     Leased(2) Manufacturing

------------------------------

(1) Facility is subject to an IRB financing arrangement pursuant to which the Company or APC makes periodic lease payments and has the option to acquire such facility for nominal consideration at the end of the term.

(2) Facility is leased by a joint venture in which APC holds a 60% equity interest.

    Management believes that substantially all of the Company's and APC's property and equipment is in good condition. In order to increase efficiency, the Company expects to make capital expenditures for equipment upgrades at the facilities recently acquired in the MSTI Acquisition. See "Management's Discussion and Analysis of Results of Operations and Financial
Condition--Liquidity and Capital Resources."

    The Company believes that its existing facilities will be adequate to meet its production demands for the foreseeable future. The Company's facilities were specifically designed for the manufacturing of the Company's products. The utilization and capacity of such facilities are dependent upon the mix of products being produced by the Company.

EMPLOYEES

    The Company currently has approximately 2,900 employees, of whom approximately 1,100 are covered under collective bargaining agreements, one of which expires in July 1997. The Company currently anticipates that it will enter into a new collective bargaining agreement prior to the expiration of such agreement. The remaining collective bargaining agreements expire in 1999. The Company believes that its future success will depend in part on its ability to continue to recruit, retain and motivate qualified personnel at all levels of the Company. The Company has instituted a large number of employee programs to increase employee morale and expand the employees' participation in the Company's business. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

    APC currently has approximately 5,300 employees, of whom approximately 2,900 are covered under several collective bargaining agreements, the earliest of which expires in September 1998. The Company believes APC's relations with its employees are generally good. The Company expects to retain APC's employees on substantially the same terms and conditions of employment as were in place prior to the APC Acquisition.

ENVIRONMENTAL MATTERS

    The Company believes it conducts its operations in substantial compliance with applicable environmental and occupational health and safety laws. The Company does not expect to incur material capital expenditures for environmental compliance during its current or succeeding fiscal year. However, as is the case with manufacturers in general, if a release of hazardous substances occurs on or from the Company's properties or at any associated offsite disposal location, if contamination from prior activities is discovered at any of the Company's properties or if non-compliance with environmental regulations or permits is discovered, the Company may be held liable and the amount of such liability could be material. In connection with the Trylon and MSTI Acquisitions, MascoTech has agreed to indemnify the Company for certain environmental matters, including replacement of underground storage tanks at the Traverse City facilities and any remediation that may be required at the Kendallville facility.

    In connection with the APC Acquisition, A.O. Smith has agreed, subject to certain limitations, to indemnify the Company for environmental matters relating to APC arising from events occurring, or conditions arising, prior to the date of the APC Acquisition. This indemnification obligation applies to claims to the extent exceeding $250,000 submitted by the Company within three years of the acquisition date. To the extent that such claims exceed $5.0 million in the aggregate, A.O. Smith will indemnify 70% of such losses, up to A.O. Smith's maximum $75.0 million indemnification obligation under the purchase agreement. In addition, A.O. Smith has agreed to retain certain environmental liabilities for, among other things, liabilities arising from offsite disposal of hazardous substances prior to the APC Acquisition.

LEGAL PROCEEDINGS

    The Company is not currently involved in any material lawsuits. The Company believes it maintains adequate insurance, including product liability coverage. The Company historically has not been required to pay any material liability claims. APC is subject to a number of outstanding lawsuits arising in the ordinary course of its business. A.O. Smith has agreed, however, to retain responsibility for all material lawsuits relating to APC and to indemnify the Company for any losses it may incur in connection with such lawsuits.

    A.O. Smith is a party to a lawsuit alleging, among other things, that APC misappropriated trade secrets from one of its competitors in developing certain techniques used in a hydroforming process being developed by APC. In connection with the APC Acquisition, A.O. Smith has retained the liability relating to this litigation and has agreed to indemnify the Company for any monetary damages it may incur as a result of such litigation. A.O. Smith has informed the Company that it believes this suit to be without merit and is asserting various defenses to such allegations. The hydroforming process currently being used by APC is not the subject of this lawsuit. As a result, the Company does not currently believe that its ability to utilize APC's hydroforming technology will be materially impaired even if A.O. Smith is found liable in such suit.

                                   MANAGEMENT

EXECUTIVE OFFICERS

    The following table sets forth certain information with respect to the executive officers of the Company:

NAME                                         AGE                                  POSITION(S)
S. A. Johnson..........................          56   Chairman and Director
Adrian Vander Starre...................          64   Vice Chairman and Director
Dugald K. Campbell.....................          50   President, Chief Executive Officer and Director
James R. Lozelle.......................          51   Executive Vice President and Director
Michael W. Doherty.....................          54   Vice President
Anthony A. Barone......................          47   Vice President and Chief Financial Officer
Paul D. Rysenga........................          55   Vice President
Ronald E. Gavalis......................          58   Vice President
Scott D. Rued..........................          40   Vice President, Corporate Development and Director
Luigi Candusso.........................          47   Vice President

    S. A. (TONY) JOHNSON has served as Chairman and a Director of the Company since April 1993. Mr. Johnson is the founder, Chief Executive Officer and President of Hidden Creek Industries ("Hidden Creek"), a private industrial management company based in Minneapolis which has provided certain management and other services to the Company. Mr. Johnson is also the Managing Partner of J2R Partners ("J2R"), an investment partnership that participated in the R.J. Tower Acquisition. Prior to forming Hidden Creek, Mr. Johnson served from 1985 to 1989 as Chief Operating Officer of Pentair, Inc., a diversified industrial company. From 1981 to 1985, Mr. Johnson was President and Chief Executive Officer of Onan Corp., a diversified manufacturer of electrical generating equipment and engines for commercial, defense and industrial markets. Mr. Johnson currently serves as Chairman and a director of Dura Automotive Systems, Inc., a manufacturer of mechanical assemblies and integrated systems for the automotive industry, and served as Chairman and a director of Automotive Industries Holding, Inc., a supplier of automotive interior trim components, from May 1990 until its sale to Lear Corporation in August 1995.

    ADRIAN VANDER STARRE has served as Vice Chairman and a Director of the Company since April 1993. Mr. Vander Starre served as President, Chief Executive Officer and a director of the Predecessor from 1978 to 1993. Mr. Vander Starre originally joined the Predecessor in 1965 as Controller and later served as Treasurer from 1974 to 1978. Mr. Vander Starre has entered into a consulting agreement with the Company under which he performs such duties as may be assigned by the Board of Directors.

    DUGALD K. CAMPBELL has served as President, Chief Executive Officer and a Director of the Company since December 1993. From 1991 to 1993, Mr. Campbell served as a consultant to Hidden Creek. From 1988 to 1991, he served as Vice President and General Manager of the Sensor Systems Division of Siemens Automotive, a manufacturer of engine management systems and components. From 1972 to 1988, he held various executive, engineering and marketing positions with Allied Automotive, a manufacturer of vehicle systems and components and a subsidiary of AlliedSignal, Inc.

    JAMES R. LOZELLE has served as Executive Vice President for the Tower Automotive Technical Centers, with responsibility for advanced product development and customer service, and a Director of the Company since the Company's acquisition of Edgewood in May 1994. Mr. Lozelle served as President of Edgewood from 1982 until it was acquired by the Company. Mr. Lozelle joined Edgewood in 1970 and served as Vice President from 1971 to 1982. Mr. Lozelle is chairman of the Near Zero Stamping research project of the Autobody Consortium.

    MICHAEL W. DOHERTY has served as Vice President, with responsibility for program management and overall business planning including global strategy, since April 1993. From October 1992 until April 1993,

Mr. Doherty served as Senior Vice President of the Predecessor, with responsibility for sales and engineering. From 1978 to 1992, Mr. Doherty served as the Predecessor's Vice President, Sales and Engineering.

    ANTHONY A. BARONE has served as Vice President and Chief Financial Officer of the Company since May 1995. From 1984 to 1995, Mr. Barone served as Chief Financial Officer of O'Sullivan Corporation, a manufacturer of interior trim components for the automotive industry.

    PAUL D. RYSENGA has served as Vice President of the Company, with responsibility for the Company's operations in Kendallville, Indiana, Bluffton and Upper Sandusky, Ohio and Traverse City, Michigan, since August 1996. From October 1995 to August 1996, Mr. Rysenga had responsibility for the Company's operations in Greenville, Romulus and Traverse City, Michigan. Mr. Rysenga is also responsible for the MSTI operating facilities. From June 1994 to October 1995, Mr. Rysenga had responsibility for the Company's operations in Auburn, Indiana. From July 1991 to June 1994, Mr. Rysenga served as Executive Vice President and General Manager at Kalamazoo. From 1988 to July 1991, Mr. Rysenga was Executive Director of Eastman Sterling Pharmaceutical, a division of Eastman Kodak.

    RONALD E. GAVALIS has served as Vice President of the Company, with responsibility for capacity planning, quality operating systems and QS-9000 certification, since April 1995. From June 1994 to April 1995, Mr. Gavalis had responsibility for the Company's Greenville, Michigan operations. Mr. Gavalis joined the Predecessor in 1983 as Director of Manufacturing, and served as the Predecessor's Vice President, Manufacturing, from 1985 until 1989 and as its Vice President, Operations, from 1989 until June 1994.

    SCOTT D. RUED has served as Vice President, Corporate Development, and a Director of the Company since April 1993. Mr. Rued served as Vice President, Chief Financial Officer and a director of Automotive Industries Holding, Inc. from April 1990 until its sale to Lear Corporation in August 1995. Mr. Rued, a partner of J2R, has also served as Executive Vice President and Chief Financial Officer of Hidden Creek since January 1994 and served as its Vice President-Finance and Corporate Development from June 1989 through 1993. Mr. Rued is also a director of The Rottlund Company, Inc., a corporation engaged in the development and sale of residential real estate.

    LUIGI CANDUSSO has served as Vice President of the Company, with responsibility for the Company's operations in Kalamazoo, Michigan and Bardstown, Kentucky, since April 1995 and Romulus, Michigan since August 1996. From October 1995 to August 1996, Mr. Candusso also had responsibility for the Company's operations in Auburn, Indiana. From 1990 to April 1995, Mr. Candusso served as Vice President and General Manager of the Sensor Systems Division of Siemens Automotive, a manufacturer of engine management systems and components. From 1988 to 1990, Mr. Candusso served as Vice President of Operations of Fabricated Steel Products (FABCO), a division of Indal Canada.

    After the consummation of the APC Acquisition, the Company expects to retain the services of certain key executives of APC. The Company is currently in the process of identifying such key executives, determining what positions such executives would hold with the Company and determining the terms and conditions upon which it will retain such executives.

                             PRINCIPAL STOCKHOLDERS


    Unless otherwise noted, the following table sets forth certain information regarding ownership of the Common Stock as of April 10, 1997 and after completion of the Offering by (i) the beneficial owners of more than 5% of the Common Stock of the Company, (ii) each Director and executive officer of the Company and (iii) all Directors and executive officers of the Company as a group. To the knowledge of the Company, each of such stockholders has sole voting and investment power as to the shares shown unless otherwise noted. Beneficial ownership of the Common Stock listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act of 1934 (the "Exchange Act").



                                                                                                PERCENTAGE OF SHARES
                                                                        NUMBER OF SHARES        BENEFICIALLY OWNED(1)
                                                                       BENEFICIALLY OWNED   -----------------------------
                                                                          PRIOR TO THE       PRIOR TO THE     AFTER THE
5% STOCKHOLDERS, DIRECTORS AND EXECUTIVE OFFICERS                           OFFERING           OFFERING       OFFERING
Onex Corporation(2)(3)...............................................        3,064,120            21.4%            3.0%
RCM Capital Management, L.L.C.(4)....................................        1,002,800             7.0             4.4
First Union Corporation(5)...........................................          765,204             5.3             3.3
Chancellor Entities(6)...............................................          717,400             5.0             3.1
S. A. Johnson(7).....................................................          634,182             4.4             2.3
Adrian Vander Starre(8)..............................................           19,351            *               *
Dugald K. Campbell(9)................................................          226,276             1.6             1.0
James R. Lozelle(10).................................................          348,820             2.4             1.5
Michael W. Doherty(11)...............................................          158,020             1.1            *
Anthony A. Barone....................................................           11,700            *               *
Paul D. Rysenga......................................................            7,150            *               *
Ronald E. Gavalis....................................................           71,444            *               *
Scott D. Rued(12)....................................................          590,836             4.1             2.1
Luigi Candusso.......................................................           12,750            *               *
W. H. Clement(13)....................................................          676,926             4.7             2.5
Eric J. Rosen(2).....................................................           10,000            *               *
Matthew O. Diggs, Jr.(14)............................................            8,500            *               *
Kim B. Clark.........................................................            2,500            *               *
F. J. Loughrey.......................................................            4,500            *               *
All Directors and executive officers as a group (15 persons).........        1,629,991            11.1             6.6


------------------------

 * Less than one percent.

(1) Does not reflect the exercise of the Underwriters' over-allotment option and does not give effect to any purchases, if any, by such persons in the Offering other than an affiliate of Onex Corporation. See Footnote 2. In the event the over-allotment option is exercised in full, the Company will sell an additional 1,513,500 shares in the Offering.


(2) Prior to the Offering, Onex Corporation ("Onex") had shared voting power of 3,064,120 shares and sole dispositive power of 1,486,778 shares. Onex has indicated its intention to sell an aggregate of 1,486,778 shares of Common Stock in the Offering. In addition, OMI Quebec FCI LLC ("OMI"), an indirect wholly owned subsidiary of Onex, has indicated its intention to purchase an aggregate of 500,000 shares in the Offering. Onex has informed the Company that these transactions are being undertaken in order to: (i) transfer Onex's ownership interest in the Company to another entity formed under the laws of a different jurisdiction and (ii) to qualify for certain Canadian tax law preferences available only to equity holders with ownership levels in excess of 10%. See "Selling Stockholders." Eric J. Rosen, a Director of the Company, is Managing Director of Onex Investment Corp. and disclaims beneficial ownership of all shares of Common Stock owned by Onex. The record holder of such shares listed in the table as owned by Onex is ONEX DHC LLC, an affiliate of Onex ("Onex DHC"). Onex DHC and Onex Investment Corp. are both wholly owned subsidiaries of Onex.

    The address for Onex and Mr. Rosen is c/o Onex Investment Corp., 712 Fifth Avenue, 40th Floor, New York, New York 10019. The address for Onex DHC is 421 Leader Street, Marion, Ohio 43302.



(3) Onex, Messrs. Johnson, Vander Starre, Campbell, Lozelle, Doherty, Gavalis, Rued, Clement and certain of the Company's other existing stockholders have entered into agreements pursuant to which such stockholders agreed to vote their shares of the Company's voting stock in the same manner as Onex votes its shares on all matters presented to the Company's stockholders for a vote and, to the extent permitted by law, granted to Onex a proxy to effectuate such agreement. These voting arrangements will terminate upon completion of the Offering. In addition, at the time of the MSTI Acquisition, MascoTech entered into an agreement to vote all of its shares in the same manner as Onex and, to the extent permitted by law, granted Onex a proxy to effectuate such agreement. This voting agreement will continue following the Offering.


(4) RCM Capital Management, L.L.C. ("RCM Capital") reported as of December 31, 1996 sole voting power with respect to 897,800 shares of Common Stock and sole dispositive power with respect to 1,002,800 shares of Common Stock. RCM Limited L.P., as the Managing Agent of RCM Capital, and RCM General Corporation, as the General Partner of RCM Limited L.P., also reported beneficial ownership of such shares. The address for such entities is Four Embarcadero Center, Suite 2900, San Francisco, California 94111. Dresdner Bank AG also reported beneficial ownership of 1,002,800 shares of Common Stock as a result of its being the parent corporation of RCM Capital. The address for Dresdner Bank AG is Jurgen-Ponto-Platz 1, 60301 Frankfurt, Germany.

(5) First Union Corporation reported as of December 31, 1996 sole voting and dispositive power with respect to 765,204 shares of Common Stock, which represented approximately 5.4% of the outstanding Common Stock at that time. The address for First Union Corporation is One First Union Center, Charlotte, North Carolina 28288.

(6) Chancellor LGT Asset Management, Inc. ("Chancellor Asset") and Chancellor LGT Trust Company ("Chancellor Trust"), as investment advisors for various fiduciary accounts, and LGT Asset Management, Inc. ("Asset Management") as the holding company for Chancellor Asset, reported as of December 31, 1996 the sole power to vote and dispose of an aggregate of 717,400 shares of Common Stock, which represented approximately 5.4% of the outstanding Common Stock at that time. The address for Chancellor Asset and Chancellor Trust is 1166 Avenue of the Americas, New York, New York 10036 and the address for Asset Management is 50 California Street, San Francisco, California 94111.

(7) Includes the shares owned by J2R, of which Mr. Johnson is Managing Partner, and 57,700 shares owned by Mr. Johnson.


(8) Includes 19,351 shares held in an irrevocable trust for the benefit of Mr. Vander Starre's children as to all of which Mr. Vander Starre's children are the trustees. Mr. Vander Starre disclaims beneficial ownership of the shares held in trust.


(9) Includes: (i) 3,195 shares owned by Mr. Campbell's wife; (ii) 350 shares owned by Mr. Campbell's child; (iii) 74,805 shares held in an annuity trust, of which Mr. Campbell is the trustee; and (iv) 15,000 shares issuable upon the exercise of currently exercisable options held by Mr. Campbell. Mr. Campbell disclaims beneficial ownership of the shares held by his wife, his child and in trust.

(10) Includes 266,600 shares of Common Stock issuable upon the conversion of Convertible Notes and 78,816 shares issuable upon the exercise of currently exercisable options held by Mr. Lozelle.

(11) Includes 150,816 shares owned by Mr. Doherty and 7,000 shares issuable upon the exercise of currently exercisable options held by Mr. Doherty.

(12) Includes the shares owned by J2R, of which Mr. Rued is a partner, and 14,354 shares owned by Mr. Rued. Mr. Rued disclaims beneficial ownership of those shares owned by J2R in which he does not have a pecuniary interest.

(13) Includes the shares owned by J2R, of which Mr. Clement is a partner, 69,744 shares owned by Mr. Clement and an aggregate of 30,700 shares held in trusts for the benefit of Mr. Clement's grandchildren, as to all of which trusts Mr. Clement serves as the sole trustee. Mr. Clement disclaims beneficial ownership of those shares owned by J2R and the shares held in trust in which he does not have a pecuniary interest.

(14) Includes 6,000 shares owned by EJJM Partnership, of which Mr. Diggs is the General Partner and 2,500 shares issuable upon the exercise of currently exercisable options held by Mr. Diggs. Mr. Diggs disclaims beneficial ownership of the shares owned by EJJM Partnership in which he does not have a pecuniary interest.

                              SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the Common Stock beneficially owned by the Selling Stockholders, before and after this Offering, and the number of shares of Common Stock to be sold in this Offering. To the knowledge of the Company, each of such stockholders has sole voting and investment power as to the shares shown unless otherwise noted. Beneficial ownership of the Common Stock listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act.


                                                          BENEFICIAL OWNERSHIP                      BENEFICIAL OWNERSHIP
                                                         PRIOR TO THE OFFERING                       AFTER THE OFFERING
                                                        ------------------------                  ------------------------
                                                          NO. OF     PERCENT OF   NO. OF SHARES    NO. OF     PERCENT OF
SELLING STOCKHOLDERS                                      SHARES       CLASS      OFFERED HEREBY   SHARES        CLASS
Onex (1)..............................................   3,064,120        21.4%       1,486,778     685,000         3.0%
J2R Partners (2).................................... .     576,482         4.0          103,222     473,260         2.1


------------------------


(1) Prior to the Offering, Onex had shared voting power of 3,064,120 shares and sole dispositive power of 1,486,778 shares. OMI has informed the Company of its intention to purchase an aggregate of 500,000 shares in the Offering. Onex has informed the Company that these transactions are being undertaken in order to: (i) transfer Onex's ownership interest in the Company to another entity formed under the laws of a different jurisdiction and (ii) to qualify for certain Canadian tax law preferences available only to equity holders with ownership levels in excess of 10%. As a result, the Company has requested that the Underwriters reserve up to 500,000 shares for sale to OMI at the public offering price. Upon completion of the Offering, Onex is expected to have voting power of 685,000 shares and dispositive power of 500,000 shares. See "Underwriting."


(2) The partners of J2R are S. A. Johnson, Scott D. Rued, W. H. Clement, Robert
    R. Hibbs, Mary L. Johnson and Carl E. Nelson.

    Set forth below are the material relationships which existed between the Company and the Selling Stockholders during the last three years:


    The Company, Onex and certain stockholders, including J2R and its partners, are parties to a registration agreement pursuant to which the Company has granted such stockholders rights to register their shares of Common Stock. Pursuant to the terms of such agreement, the Company will pay all expenses of the Offering attributable to the Selling Stockholders (including reasonable fees and disbursements of one counsel chosen by the holders of a majority of the securities being registered) other than underwriting discounts and commissions that may be incurred by them.



    The Company, Onex, J2R and its partners and certain other investors, who collectively own 2,310,836 shares of Common Stock (prior to the Offering), are parties to an Investor Stockholders Agreement pursuant to which each party has agreed to vote his or its shares in the same manner that Onex votes its shares of Common Stock. In addition, certain members of management, who collectively own 568,284 shares of Common Stock, have executed irrevocable proxies that grant Onex the right to vote such shares on all matters presented to the Company's stockholders for a vote. These voting arrangements will terminate upon completion of the Offering.

    In 1994, Hidden Creek, a partnership affiliated with Onex and J2R, received $333,000 for providing strategic direction, management and financial services to the Company. In addition, in 1994 the Company paid Hidden Creek an aggregate of $500,000 for services rendered in connection with the acquisitions of Edgewood and Kalamazoo. In 1996, the Company paid Hidden Creek an aggregate of $750,000 for services in connection with the acquisitions of Trylon and MSTI. The Company expects to pay Hidden Creek an aggregate of $1,250,000 for services rendered in connection with the APC Acquisition.

    In May 1994, Onex acquired 788,831 shares of Common Stock for aggregate consideration of $2,543,599 and J2R acquired 197,207 shares of Common Stock for aggregate consideration of $4,176. Onex and J2R are parties to a Co-Investment Agreement pursuant to which they have agreed to an allocation of the purchase price of their investments. As a result of this allocation, the combined price per share paid by Onex and J2R in connection with the purchase of the above-described shares is the same price per share paid by all other stockholders acquiring shares at such time.

                      DESCRIPTION OF NEW CREDIT AGREEMENT


    In connection with the APC Acquisition, the Company's principal operating subsidiary expects to enter into the New Credit Agreement. Proceeds from borrowings under the New Credit Agreement will be used to (i) pay a portion of the cash purchase price of the APC Acquisition; (ii) redeem the Senior Notes; and (iii) pay transaction fees and expenses associated with the APC Acquisition. In the event that this Offering has not been completed at the time of the consummation of the APC Acquisition, the Company will finance the entire APC Acquisition with the proceeds from borrowings under the New Credit Agreement. The Company anticipates that the New Credit Agreement will provide for a six year revolving credit facility of up to $750 million, with a letter of credit sublimit of $75 million and an alternative currency facility sublimit of $60 million. In addition, an additional loan of up to $200 million will be made available to the Company in the event the APC Acquisition is consummated prior to the receipt of the proceeds of the Offering. This loan would have a term of 18 months and would be fully repaid from the proceeds of the Offering. The following description of the material terms of the New Credit Agreement is qualified in its entirety by reference to the executed letter agreement relating to the New Credit Agreement, which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.



    Indebtedness under the New Credit Agreement will be guaranteed by the Company and its domestic subsidiaries. In addition, sixty five percent (65%) of the stock of certain material foreign subsidiaries will be pledged to support the obligations incurred under the New Credit Agreement.


    The loans under the New Credit Agreement will bear interest at a rate per annum equal to, at the Company's option, (i) the Base Rate or (ii) the reserve adjusted LIBOR Rate plus a margin ranging from 17 to 50 basis points, depending upon the ratio of the consolidated indebtedness of the Company to stockholders' investment. Adjustments to the margin set forth above will be made according to the pricing matrix that will be attached to the New Credit Agreement.

    The New Credit Agreement will require the Company to meet certain financial tests, including but not limited to minimum interest coverage, minimum debt/capital and maximum leverage ratio. The New Credit Agreement will also contain covenants which, among other things, will limit (i) the incurrence of additional indebtedness and contingent obligations; (ii) the creation of liens and encumbrances; (iii) the payment of dividends; (iv) additional investments;
(v) prepayments of other indebtedness; (vi) asset sales, acquisitions, joint ventures, mergers and consolidations; (vii) transactions with affiliates; and
(viii) other matters customarily restricted in such agreements.

    The New Credit Agreement will contain customary events of default including but not limited to (i) payment defaults; (ii) breach of representations and warranties; (iii) noncompliance with covenants; (iv) bankruptcy; (v) judgments in excess of specified amounts; (vi) failure of any guaranty or security agreement supporting the New Credit Agreement to be in full force and effect;
(vii) defaults under other instruments or agreements of indebtedness; and (viii) a Change of Control (as such term will be defined in the New Credit Agreement).

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement among the Company, the Selling Stockholders and the Underwriters named below (the "Underwriting Agreement"), Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), PaineWebber Incorporated, Morgan Stanley & Co. Incorporated, Robert W. Baird & Co. Incorporated ("Baird") and Piper Jaffray Inc. (the "Underwriters") have severally agreed to purchase from the Company and the Selling Stockholders the respective number of shares of Common Stock set forth opposite their names below:

                                                                           NUMBER OF SHARES OF
UNDERWRITER                                                                   COMMON STOCK
Donaldson, Lufkin & Jenrette Securities Corporation......................
PaineWebber Incorporated.................................................
Morgan Stanley & Co. Incorporated........................................
Robert W. Baird & Co. Incorporated.......................................
Piper Jaffray Inc........................................................
                                                                           -------------------
    Total................................................................        10,090,000
                                                                           -------------------
                                                                           -------------------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of the Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of the Common Stock if any are taken.

    The Company has been advised that the Underwriters propose to offer the shares of the Common Stock in part directly to the public initially at the public offering price set forth on the cover page of this Prospectus and in part to certain dealers at such price less a concession not in excess of $. per share; that the Underwriters may allow, and such dealers may reallow, a concession not in excess of $. per share on sales to other dealers; and that after the public offering, the public offering price and other selling terms may be changed by the Underwriters. The Underwriters have informed the Company that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 1,513,500 additional shares of Common Stock at the price to the public less underwriting discounts and commissions. The Underwriters may exercise such option only for the purpose of covering over-allotments, if any, incurred in connection with the sales of Common Stock offered hereby. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase the same percentage of such additional shares as the number of other shares to be purchased by that Underwriter bears to the total number of shares set forth on the cover page of this Prospectus.

    The Company, its Directors and executive officers, the Selling Stockholders and certain other stockholders have agreed with the Underwriters not to offer, sell, contract to sell, grant any other option to purchase or otherwise dispose of any shares of the Common Stock or any securities convertible into or exercisable for, or warrants, rights or options to acquire, shares of Common Stock for a period of 90 days without the prior written consent of DLJ, other than sales of Common Stock under the Underwriting Agreement, the issuance of shares of Common Stock upon the exercise of outstanding options and certain transfers to affiliates.

    At the request of the Company, the Underwriters have reserved up to 500,000 shares of Common Stock for sale at the public offering price to OMI. The number of shares of Common Stock available to the general public will be reduced to the extent OMI purchases any of the reserved shares. Any reserved shares of Common Stock that are not so purchased by OMI at the closing of the Offering will be offered by the Underwriters to the general public on the same terms as the other shares in the Offering.

    The Company, its principal operating subsidiaries and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that they may be required to make in respect thereof.

    In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end these activities at any time.

    DLJ was retained by the Company to deliver a fairness opinion to the Board of Directors of the Company in connection with the APC Acquisition and received usual and customary compensation for such services. Baird will receive an advisory fee for services as financial advisor to the Company in connection with the APC Acquisition. DLJ, Baird and the other Underwriters have in the past provided and may continue to provide investment banking services to the Company and its affiliates, and have received usual and customary compensation for their services.

                                 LEGAL MATTERS

    Certain legal matters regarding the issuance of the shares of Common Stock being offered hereby have been passed upon for the Company by Kirkland & Ellis, Chicago, Illinois (a partnership which includes professional corporations). Certain legal matters will be passed upon for the Underwriters by Gardner, Carton & Douglas, Chicago, Illinois. A partner of Gardner, Carton & Douglas holds 2,000 shares of Common Stock.

                                    EXPERTS

    The audited financial statements included in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a registration statement (the "Registration Statement," which term shall include any amendments thereto) on Form S-3 under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission and to which reference is hereby made. Summaries included in this Prospectus of any documents filed as an exhibit to the Registration Statement describe all material provisions of such documents but are not necessarily complete. With respect to each such document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission referred to below.

    The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.

20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates by writing the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. Any reports, proxy statements and other information filed with the Commission prior to February 19, 1997 can be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006. Reports, proxy statements and other information filed with the Commission after such date are available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus and shall be deemed to be a part hereof:

        1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (Commission File No. 1-12733).


        2. The Company's Current Report on Form 8-K, dated April 2, 1997 (Commission File No. 1-12733).



        3. The description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed on February 11, 1997.


    All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from their respective dates of filing. Any statement contained herein or in any document incorporated or deemed to be incorporated shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to: Tower Automotive, Inc., 4508 IDS Center, Minneapolis, Minnesota 55402, Attention: Shareholder Services (telephone number (612) 342-2310).

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                               PAGE
TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

  Report of Independent Public Accountants.................................................................        F-2

  Consolidated Balance Sheets as of December 31, 1995 and 1996.............................................        F-3

  Consolidated Statements of Operations for the years ended December 31, 1994, 1995 and 1996...............        F-4

  Consolidated Statements of Stockholders' Investment for the years ended December 31, 1994, 1995 and
    1996...................................................................................................        F-5

  Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996...............        F-6

  Notes to Consolidated Financial Statements...............................................................        F-7

AUTOMOTIVE PRODUCTS COMPANY, A DIVISION OF A.O. SMITH CORPORATION

  Report of Independent Public Accountants.................................................................       F-23

  Combined Balance Sheets as of December 31, 1995 and 1996.................................................       F-24

  Combined Statements of Operations for the years ended December 31, 1994, 1995 and 1996...................       F-25

  Combined Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996...................       F-26

  Notes to Combined Financial Statements...................................................................       F-27

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Tower Automotive, Inc.:


    We have audited the accompanying consolidated balance sheets of Tower Automotive, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tower Automotive, Inc. and Subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                          ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,

February 18, 1997

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                  (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                 DECEMBER 31,
                                                                                            ----------------------
                                                                                               1995        1996
                                                      ASSETS
Current assets:
  Cash and cash equivalents...............................................................  $      957  $   39,596
  Accounts receivable.....................................................................      39,133      61,073
  Inventories.............................................................................      11,398      21,864
  Prepaid tooling and other...............................................................      10,338      14,433
                                                                                            ----------  ----------
    Total current assets..................................................................      61,826     136,966
                                                                                            ----------  ----------
Property, plant and equipment, at cost:
  Land....................................................................................         984       1,989
  Buildings and improvements..............................................................      22,934      34,417
  Machinery and equipment.................................................................      56,826     118,567
  Construction in progress................................................................      17,034      21,839
                                                                                            ----------  ----------
                                                                                                97,778     176,812
  Less-Accumulated depreciation...........................................................     (10,191)    (20,564)
                                                                                            ----------  ----------
    Net property, plant and equipment.....................................................      87,587     156,248
Restricted cash...........................................................................      14,385      10,833
Other assets:
  Goodwill................................................................................      40,027      89,429
  Other...................................................................................       7,836       9,507
  Less-Accumulated amortization...........................................................      (2,185)     (4,376)
                                                                                            ----------  ----------
    Net other assets......................................................................      45,678      94,560
                                                                                            ----------  ----------
                                                                                            $  209,476  $  398,607
                                                                                            ----------  ----------
                                                                                            ----------  ----------
                                     LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current liabilities:
  Current maturities of long-term debt....................................................  $      779  $      722
  Accounts payable........................................................................      19,022      32,280
  Accrued liabilities.....................................................................       9,780      22,429
                                                                                            ----------  ----------
    Total current liabilities.............................................................      29,581      55,431
                                                                                            ----------  ----------
Long-term debt, net of current maturities.................................................      70,300     113,460
Deferred income taxes.....................................................................       1,305      12,302
Other noncurrent liabilities..............................................................      22,705      35,537
                                                                                            ----------  ----------
Commitments and contingencies (Notes 3, 4 and 8)
Stockholders' investment:
  Preferred stock, par value $1; 5,000,000 shares authorized; no shares issued or
    outstanding...........................................................................      --          --
  Common stock, par value $.01; 30,000,000 shares authorized; 10,830,389 and 14,283,793
    issued and outstanding................................................................         108         143
  Warrants to acquire common stock........................................................      --           2,000
  Additional paid-in capital..............................................................      63,461     136,759
  Retained earnings.......................................................................      22,513      43,150
  Common stock subscriptions receivable...................................................        (497)       (175)
                                                                                            ----------  ----------
    Total stockholders' investment........................................................      85,585     181,877
                                                                                            ----------  ----------
                                                                                            $  209,476  $  398,607
                                                                                            ----------  ----------
                                                                                            ----------  ----------

   The accompanying notes are an integral part of these consolidated balance sheets.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    YEARS ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1994        1995        1996
Revenues.....................................................................  $  165,526  $  222,801  $  399,925
Cost of sales................................................................     142,986     185,388     338,290
                                                                               ----------  ----------  ----------
  Gross profit...............................................................      22,540      37,413      61,635
Selling, general and administrative expenses.................................       7,435      14,308      20,004
Amortization expense.........................................................         803       1,185       2,191
                                                                               ----------  ----------  ----------
  Operating income...........................................................      14,302      21,920      39,440
Interest expense.............................................................       1,956       2,027       7,636
Interest income..............................................................         (57)       (228)     (2,533)
                                                                               ----------  ----------  ----------
  Income before provision for income taxes...................................      12,403      20,121      34,337
Provision for income taxes...................................................       5,042       8,050      13,700
                                                                               ----------  ----------  ----------
Net income...................................................................  $    7,361  $   12,071  $   20,637
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Net income applicable to common stockholders.................................  $    7,476  $   12,247  $   20,765
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Net income per common and common equivalent share............................  $     0.86  $     1.05  $     1.55
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Weighted average common and common equivalent shares outstanding.............       8,720      11,697      13,423
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

 The accompanying notes are an integral part of these consolidated statements.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

                  (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                               COMMON STOCK         ADDITIONAL              COMMON STOCK      WARRANTS TO
                                         -------------------------   PAID-IN    RETAINED    SUBSCRIPTIONS   ACQUIRE COMMON
                                            SHARES       AMOUNT      CAPITAL    EARNINGS     RECEIVABLE          STOCK
Balance, December 31, 1993.............     4,358,708   $      44   $    8,137  $   3,081     $    (439)       $  --
Retirement of common stock.............        (5,327)     --              (14)    --                 5           --
Private placement of common stock......     1,585,365          15        4,081     --              (404)          --
Initial public offering of common
  stock, net...........................     4,887,500          49       51,223     --            --               --
Net income.............................       --           --           --          7,361        --               --
                                         ------------       -----   ----------  ---------         -----           ------
Balance, December 31, 1994.............    10,826,246         108       63,427     10,442          (838)          --
Sales of stock under Employee Stock
  Discount Purchase Plan...............         4,143      --               34     --            --               --
Collection of common stock
  subscriptions receivable.............       --           --           --         --               341           --
Net income.............................       --           --           --         12,071        --               --
                                         ------------       -----   ----------  ---------         -----           ------
Balance, December 31, 1995.............    10,830,389         108       63,461     22,513          (497)          --
Conversion of subordinated notes.......       410,529           4        2,488     --            --               --
Exercise of options....................         6,625      --               48     --            --               --
Sales of stock under Employee Stock
  Discount Purchase Plan...............        18,350           1          262     --            --               --
Collection of common stock
  subscriptions receivable.............       --           --           --         --               322           --
Public offering of common stock, net...     2,232,900          22       51,275     --            --               --
Issuance of shares and warrants in
  acquisition of MSTI..................       785,000           8       19,225     --            --                2,000
Net income.............................       --           --           --         20,637        --               --
                                         ------------       -----   ----------  ---------         -----           ------
Balance, December 31, 1996.............    14,283,793   $     143   $  136,759  $  43,150     $    (175)       $   2,000
                                         ------------       -----   ----------  ---------         -----           ------
                                         ------------       -----   ----------  ---------         -----           ------

 The accompanying notes are an integral part of these consolidated statements.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                                                  YEARS ENDED DECEMBER 31,
                                                                           ---------------------------------------
                                                                              1994          1995          1996
Operating activities:
  Net income.............................................................  $     7,361  $     12,071  $     20,637
  Adjustments to reconcile net income to net cash provided by (used for)
    operating activities:
    Depreciation and amortization........................................        4,138         6,549        12,754
    Deferred income tax provision........................................        2,149         5,659         6,326
    Changes in other operating items--
      Accounts receivable................................................       (9,923)       (4,124)        5,967
      Inventories........................................................         (551)          468          (693)
      Prepaid tooling and other..........................................       (4,248)         (922)       (1,091)
      Accounts payable and accrued liabilities...........................       (6,411)        2,323        (3,354)
      Other assets and liabilities.......................................       (2,890)       (8,119)      (10,497)
                                                                           -----------  ------------  ------------
        Net cash provided by (used for) operating activities.............      (10,375)       13,905        30,049
                                                                           -----------  ------------  ------------
Investing activities:
  Capital expenditures, net..............................................      (28,524)      (26,148)      (16,253)
  Acquisitions, net of cash acquired.....................................      (38,263)      --            (76,223)
  Change in restricted cash..............................................       (6,479)       (7,906)        3,552
                                                                           -----------  ------------  ------------
        Net cash used for investing activities...........................      (73,266)      (34,054)      (88,924)
                                                                           -----------  ------------  ------------
Financing activities:
  Proceeds from issuance of debt.........................................       51,313       183,103       197,813
  Repayments of debt.....................................................      (23,420)     (162,427)     (152,229)
  Proceeds from sale of stock, net.......................................       54,964       --             51,297
  Proceeds from sales of stock under Employee Stock Discount Purchase
    Plan.................................................................      --                 34           263
  Other, net.............................................................           (9)          341           370
                                                                           -----------  ------------  ------------
        Net cash provided by financing activities........................       82,848        21,051        97,514
                                                                           -----------  ------------  ------------
Net change in cash and cash equivalents..................................         (793)          902        38,639
Cash and cash equivalents:
  Beginning of period....................................................          848            55           957
                                                                           -----------  ------------  ------------
  End of period..........................................................  $        55  $        957  $     39,596
                                                                           -----------  ------------  ------------
                                                                           -----------  ------------  ------------
Supplemental cash flow information:
  Cash paid for--
    Interest, net of amounts capitalized.................................  $     1,914  $      2,993  $      7,372
                                                                           -----------  ------------  ------------
                                                                           -----------  ------------  ------------
    Income taxes.........................................................  $     2,338  $      1,702  $      6,091
                                                                           -----------  ------------  ------------
                                                                           -----------  ------------  ------------

 The accompanying notes are an integral part of these consolidated statements.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION:

    Tower Automotive, Inc. (the Company) designs and manufactures structural metal stampings and assemblies for use by original equipment manufacturers in the North American automotive industry and has manufacturing facilities located in Michigan, Indiana, Kentucky and Ohio.

2. SIGNIFICANT ACCOUNTING POLICIES:

    PRINCIPLES OF CONSOLIDATION:

    The accompanying consolidated financial statements include the accounts of Tower Automotive, Inc. and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

    CASH EQUIVALENTS:

    Cash equivalents consist of highly liquid investments with an original maturity of three months or less. Cash equivalents are stated at cost which approximates fair value.

    INVENTORIES:

    Inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

    Inventories consisted of the following (in thousands):

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1995       1996
Raw materials...........................................................  $   4,836  $   9,517
Work in process.........................................................      3,431      5,949
Finished goods..........................................................      3,131      6,398
                                                                          ---------  ---------
                                                                          $  11,398  $  21,864
                                                                          ---------  ---------
                                                                          ---------  ---------

    CUSTOMER TOOLING AND OTHER DESIGN COSTS:

    Customer tooling represents costs incurred by the Company in the development of new tooling used in the manufacture of the Company's products. Once customer approval is obtained for the manufacture of a new product, the Company is reimbursed by its customers for the cost of certain of the tooling, at which time the tooling becomes the property of the customers.

    In addition, the Company has certain other tooling and design costs related to previously proven product designs which are reimbursed by the Company's customers as the related product is sold through an incremental increase in each product's unit selling price. Such costs are capitalized and amortized using the unit of production method over the life of the related tool. Amounts capitalized and included in other assets were $3.8 million at December 31, 1995 and $3.7 million at December 31, 1996. If the Company forecasts that the amount of capitalized tooling and design costs exceeds the amount to be realized through the sale of product, a loss is recognized currently.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

2. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    PROPERTY, PLANT AND EQUIPMENT:

    Property, plant and equipment acquired in the acquisitions discussed in Note 3 was recorded at its fair value, determined based on appraisals, as of the respective acquisition dates. Additions to property, plant and equipment following the acquisitions are stated at cost. For financial reporting purposes, depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

                                                                 15 to 30
Buildings and improvements...................................      years
Machinery and equipment......................................  3 to 20 years

    Accelerated depreciation methods are used for tax reporting purposes.

    Start-up costs related to major facilities and new platforms are capitalized and amortized over the life of the related platform, generally five years. The unamortized start-up cost balance was $876,000 at December 31, 1995 and $1,011,000 at December 31, 1996.

    Interest is capitalized during the construction of major facilities and is amortized over the related estimated useful lives. Interest costs of $1,157,000 were capitalized during the year ended December 31, 1995. No interest was capitalized during the year ended December 31, 1996.

    Maintenance and repairs are charged to expense as incurred. Major betterments and improvements which extend the useful life of the related item are capitalized and depreciated. The cost and accumulated depreciation of property, plant and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values are charged or credited to income.

    OTHER ASSETS:

    Goodwill represents the excess of the purchase price over the fair value of the net assets acquired and is being amortized on a straight-line basis over 40 years. Debt issue costs are amortized on a straight-line basis over the term of the related obligations.

    The Company periodically evaluates whether events and circumstances have occurred which may affect the estimated useful life or the recoverability of the remaining balance of its goodwill and other long-lived assets. If such events or circumstances were to indicate that the carrying amount of these assets were not recoverable, the Company would estimate the future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) were less than the carrying amount of goodwill, the Company would recognize an impairment loss.

    FAIR VALUE OF FINANCIAL INSTRUMENTS:

    The carrying amounts of the Company's borrowings under the outstanding industrial development revenue bonds approximates fair value as the floating rates applicable to these financial instruments reflect changes in the overall market interest rates. The carrying amount of the Company's outstanding series A and series B senior notes also approximate fair value as interest rates have not changed materially since their issuance in May 1996.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

2. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

    REVENUE RECOGNITION AND SALES COMMITMENTS:



    The Company recognizes revenue as its products are shipped to its customers. In certain instances, the Company may be committed under existing agreements to supply product to its customers at selling prices which are not sufficient to cover the direct cost to produce such product. In such situations that may arise during the normal course of business, the Company records a liability for the estimated future amount of such losses.


    INCOME TAXES:

    The Company accounts for income taxes under the liability method, whereby deferred income taxes are recognized at currently enacted income tax rates to reflect the tax effect of temporary differences between the financial reporting and tax bases of assets and liabilities.

    NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE:

    Net income per common and common equivalent share is computed by dividing net income applicable to common stockholders by the weighted average number of common and common stock equivalent shares outstanding during each period presented. Common stock issued and common stock options granted within one year immediately preceding the initial public offering of common stock (Common Stock) discussed in Note 4 at prices below the public offering price have been reflected in the net income per share calculation as if they had been outstanding for all periods presented. Net income for purposes of computing net income per common and common equivalent share reflects the elimination of interest expense on the convertible subordinated notes, net of the related income tax benefit.

    STOCK OPTIONS:

    The Company accounts for stock options under the provisions of APB No. 25, under which no compensation expense is recognized when the stock options are granted. The pro forma effects had the Company followed the provisions of SFAS No. 123 are included in Note 4.

    USE OF ESTIMATES:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The ultimate results could differ from those estimates.

3. ACQUISITIONS:

    On May 4, 1994, the Company acquired the operating assets and assumed certain operating liabilities and indebtedness of Edgewood Tool and Manufacturing Company (Edgewood), a manufacturer of hood and deck lid hinges and structural metal components for the automotive industry, for total consideration of $24.6 million in cash and assumed indebtedness and the issuance of $5.0 million of Convertible Subordinated Notes. In addition, the Company entered into a five year employment agreement with Edgewood's former president and issued an option to acquire 102,984 shares of Common Stock at an exercise price of $6.55 per share.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

3. ACQUISITIONS: (CONTINUED)
    On June 29, 1994, the Company acquired the capital stock of Kalamazoo Stamping and Die Company (Kalamazoo), a supplier of structural metal stampings and assemblies for the automotive industry, for net consideration of approximately $12.3 million in cash.

    On January 16, 1996, the Company acquired all of the outstanding common stock of Trylon Corporation (Trylon) for total consideration of approximately $25 million. The acquisition was financed with the proceeds of a $25 million term loan. Trylon manufactures metal stampings and assemblies for the North American automotive industry from four facilities in Traverse City, Michigan.

    On May 31, 1996, the Company acquired all of the outstanding common stock of MascoTech Stamping Technologies, Inc. (MSTI), a wholly owned subsidiary of MascoTech, Inc. (MascoTech). Consideration consisted of $55 million in cash, 785,000 shares of the Company's Common Stock and warrants to acquire 200,000 shares of the Company's Common Stock at an exercise price of $18 per share. The Company may also make additional payments of up to $30 million to MascoTech if certain operating targets are achieved by the MSTI facilities in the first three years following the acquisition. The amounts to be paid to MascoTech are equal to two times the amount by which operating profit, as defined, of the MSTI facilities exceeds $24 million each year. Based on results of operations of the MSTI facilities through December 31, 1996, no contingent payments are due. Contingent consideration paid in future periods, if any, will be recorded as additional goodwill. MSTI manufactures metal chassis and suspension components and assemblies for the North American automotive industry from facilities in Ohio, Indiana and Michigan.

    These acquisitions have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at fair value as of the dates of the acquisitions. The assets and liabilities of Trylon and MSTI have been recorded based upon preliminary estimates of fair value as of the dates of acquisition. The Company does not believe the final allocations of the purchase price will be materially different than the preliminary allocations. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill. Results of operations for these acquisitions have been included in the accompanying consolidated financial statements since the dates of acquisition. The accompanying unaudited consolidated pro forma results of operations for the years ended December 31, 1995 and 1996 give effect to the 1996 Offering (as defined in Note 4) and the acquisitions of Trylon and MSTI as if they were completed at the beginning of the respective periods. The unaudited pro forma financial information does not purport to represent what the Company's results of operations would actually have been if such transactions in fact had occurred at such date or to project the Company's results of future operations (in thousands, except per share data):


                                                                        PRO FORMA YEARS ENDED
                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1995        1996
Revenues..............................................................  $  423,607  $  473,728
                                                                        ----------  ----------
                                                                        ----------  ----------
Net income applicable to common stockholders..........................  $   17,249  $   23,982
                                                                        ----------  ----------
                                                                        ----------  ----------
Weighted average common and common equivalent shares outstanding......      14,482      14,932
                                                                        ----------  ----------
                                                                        ----------  ----------
Net income per common and common equivalent share.....................  $     1.19  $     1.61
                                                                        ----------  ----------
                                                                        ----------  ----------

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

4. STOCKHOLDERS' INVESTMENT:

    PUBLIC OFFERINGS OF COMMON STOCK:

    In August 1994, the Company completed an initial public offering, including shares issued pursuant to the underwriters' over-allotment option, of 4,887,500 shares of its Common Stock at $11.50 per share resulting in net proceeds to the Company of approximately $51.3 million.

    During 1996, the Company completed an offering of 2,232,900 shares of its Common Stock at an offering price of $24.50 per share (the 1996 Offering) resulting in net proceeds of approximately $51.3 million. Proceeds from the 1996 Offering were used by the Company to retire borrowings under its secured credit agreement and for general corporate purposes.

    PRIVATE PLACEMENTS:

    During 1993, the Company sold 522,640 shares of its Common Stock to certain employees for aggregate proceeds of approximately $981,000. Approximately $434,000 of this amount was financed through notes to the Company which bear interest at prime plus 1% (9.5% at December 31, 1995 and 9.25% at December 31,
1996) and are due in 1998. These notes are reflected as a reduction of stockholders' investment in the accompanying consolidated financial statements. Approximately $248,000 and $330,000 of these notes had been collected as of December 31, 1995 and 1996.

    As a component of the financing for the acquisition of Edgewood in May 1994 (See Note 3), the existing stockholders and members of the Company's management participated in a $4.1 million private placement of 1,585,365 shares of Common Stock, resulting in net cash proceeds to the Company of $3.7 million. Approximately $404,000 of this amount was financed through notes to the Company which bear interest at prime plus 1% and are due in 1999. These notes are reflected as a reduction of stockholders' investment in the accompanying consolidated financial statements. Approximately $93,000 and $333,000 of these notes had been collected as of December 31, 1995 and 1996.

    STOCK OPTION PLAN:

    The Company sponsors the 1994 Key Employee Stock Option Plan (the Stock Option Plan), under which any person who is a full-time, salaried employee of the Company (excluding non-management directors) is eligible to participate in the Stock Option Plan (an Employee Participant). A committee of the board of directors selects the Employee Participants and determines the terms and conditions of the options. The Stock Option Plan provides for the issuance of options up to 500,000 shares of Common Stock at exercise prices equal to the stock market price on the date of grant to Employee Participants,

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

4. STOCKHOLDERS' INVESTMENT: (CONTINUED) subject to certain adjustments reflecting changes in the Company's capitalization. Information regarding the Stock Option Plan is as follows:

                                                    1995                                       1996
                                  -----------------------------------------  -----------------------------------------
                                                                WEIGHTED                                   WEIGHTED
                                    SHARES                       AVERAGE       SHARES                       AVERAGE
                                    UNDER        EXERCISE       EXERCISE       UNDER        EXERCISE       EXERCISE
                                    OPTION        PRICES          PRICE        OPTION        PRICES          PRICE
Outstanding at beginning of                        $ --                                   $8.00-10.00
  year..........................      --                        $  --           120,750                    $   8.182
  Granted.......................     133,750    8.00-10.00          8.164       139,000      15.125           15.125
  Exercised.....................      --            --             --            (6,625)      8.00              8.00
  Forfeited.....................     (13,000)      8.00              8.00        (4,875)  8.00-15.125         10.192
                                  ----------  --------------       ------    ----------  --------------  -------------
Outstanding at end of year......     120,750   $8.00-10.00          8.182       248,250   $8.00-15.125     $  12.035
                                  ----------  --------------       ------    ----------  --------------  -------------
Exercisable at end of year......      --           $ --         $  --            27,625   $8.00-10.00      $   8.182
                                  ----------  --------------       ------    ----------  --------------  -------------
Weighted average fair value of
  options granted...............  $     4.23                                 $     9.51
                                  ----------                                 ----------

    As of December 31, 1996, the outstanding stock options granted in 1995 have a remaining contractual life of approximately 8.5 years and the outstanding stock options granted in 1996 have a remaining contractual life of approximately
9.5 years.

    INDEPENDENT DIRECTOR STOCK OPTION PLAN:

    In February 1996, the Company's board of directors approved the Tower Automotive, Inc. Independent Director Stock Option Plan (the Director Option
Plan) that provides for the issuance of options to Independent Directors, as defined, to acquire up to 100,000 shares of the Company's Common Stock, subject to certain adjustments reflecting changes in the Company's capitalization. The option exercise price must be at least equal to the fair value of the Common Stock at the time the option is issued. Vesting is determined by the Board of Directors at the date of grant and in no event can be less than six months from the date of grant. As of December 31, 1996, the Company had granted stock options under this plan to acquire 22,500 shares of Common Stock at an exercise price of $15.125 per share. None of these director options were exercisable or vested at December 31, 1996.

    EMPLOYEE STOCK PURCHASE PLAN:

    The Company also sponsors an employee stock discount purchase plan which provides for the sale of up to 500,000 shares of the Company's Common Stock at discounted purchase prices, subject to certain limitations. The cost per share under this plan is 85% of the market value of the Company's Common Stock at the date of purchase, as defined. During the year ended December 31, 1995, 4,143 shares of Common Stock were issued to employees pursuant to this plan and during the year ended December 31, 1996, 18,350 shares of Common Stock were issued. The weighted average fair value of shares sold in 1995 and 1996 were $8.11 and $14.32, respectively.

    STOCK-BASED COMPENSATION PLANS:

    As discussed above, the Company has two stock option plans, the Stock Option Plan and the Independent Director Stock Option Plan, and an Employee Stock Purchase Plan. The Company accounts

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

4. STOCKHOLDERS' INVESTMENT: (CONTINUED) for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123), the Company's pro forma net income and pro forma earnings per share would have been as follows (in thousands):

                                                                         YEARS ENDED DECEMBER
                                                                                 31,
                                                                         --------------------
                                                                           1995       1996
Net income applicable to common stockholders...........  As Reported     $  12,247  $  20,765
                                                         Pro Forma       $  12,213  $  20,611

Net income per common and common equivalent share......  As Reported     $    1.05  $    1.55
                                                         Pro Forma       $    1.04  $    1.54

    Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The effect of the stock offered under the Employee Stock Purchase Plan was not material for 1995 and 1996.

    The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rates of 6.5%, 6.9% and 6.93% in 1995 and 5.57% in 1996; expected life of seven years for 1995 and 1996; expected volatility of 35%, 37% and 41% in 1995 and 56% in 1996.

    OTHER COMMON STOCK EQUIVALENTS:

    In connection with the acquisition of Edgewood in May 1994, the Company issued an option to acquire 102,984 shares of Common Stock at an exercise price of $6.55 per share. The options expire in 2004. As of December 31, 1996, 34,328 options were vested and exercisable.

    In connection with the acquisition of MSTI in May 1996, the Company issued warrants to MascoTech to acquire 200,000 shares of Common Stock at an exercise price of $18 per share. The warrants expire in 2006.

    DIVIDENDS:

    The Company has not declared or paid any cash dividends in the past, as discussed in Note 5, the Company's debt agreements restrict the amount of dividends the Company can declare or pay. As of December 31, 1996, under the most restrictive debt covenants, the Company could not have paid any cash dividends.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

5. LONG-TERM DEBT:

    Long-term debt consisted of the following (in thousands):

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1995        1996
Revolving credit facility, due January 2001, interest at prime or LIBOR
  plus .75% (8.5% at December 31, 1995)................................  $  18,631  $   --
Series A senior notes, due June 1, 2006, interest at 7.65% payable
  semi-annually........................................................     --          40,000
Series B senior notes, due June 1, 2008, interest at 7.82% payable
  semi-annually........................................................     --          25,000
Industrial development revenue bonds, due June 1, 2024, interest payable monthly at a rate adjusted weekly by the bond remarketing
  agent (5.85% at December 31, 1995 and 5.82% at December 31, 1996)....     23,765      23,765
Industrial development revenue bonds, due March 1, 2025, interest payable monthly at a rate adjusted weekly by the bond remarketing
  agent (5.85% at December 31, 1995 and 5.82% at December 31, 1996)....     20,000      20,000
Industrial development revenue bonds, due in annual installments of
  $720 through September 2000, interest payable monthly at a rate adjusted weekly as determined by the bond remarketing agent (4.65% at
  December 31, 1995 and 4.4% at December 31, 1996).....................      3,600       2,878
Convertible subordinated notes, due May 2003, interest at 5.75% payable
  quarterly............................................................      5,000       2,508
Other..................................................................         83          31
                                                                         ---------  ----------
                                                                            71,079     114,182
Less-Current maturities................................................       (779)       (722)
                                                                         ---------  ----------
                                                                         $  70,300  $  113,460
                                                                         ---------  ----------
                                                                         ---------  ----------

    Future maturities of long-term debt as of December 31, 1996 are as follows (in thousands):

1997..............................................................  $     722
1998..............................................................        720
1999..............................................................        720
2000..............................................................      6,434
2001..............................................................      5,714
Thereafter........................................................     99,872
                                                                    ---------
                                                                    $ 114,182
                                                                    ---------
                                                                    ---------

    Included in the Company's credit agreement, as amended (the Credit Agreement), is a revolving credit facility which provides for borrowings of up to $75 million. The Credit Agreement also provides for the issuance of up to $50 million in letters of credit to collateralize the outstanding industrial development

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

5. LONG-TERM DEBT: (CONTINUED)
revenue bonds. Available credit under this agreement is limited to eligible accounts receivable and inventories, as defined, which exceeded $75 million at December 31, 1996. The weighted average interest rate for borrowings under the revolving credit facility was 7.4% for the year ended December 31, 1995 and 6.1% for the year ended December 31, 1996. In connection with the transaction described in Note 10, the Company obtained a commitment from a bank to refinance the existing Credit Agreement.

    The Company financed the cash portion of the MSTI acquisition through the issuance in two series of Senior Notes having an aggregate principal amount of $65 million. The Senior Notes require the Company to make semi-annual interest payments commencing December 1, 1996, while principal is payable in varying annual installments beginning in 2000. Net proceeds from the sale of the Senior Notes in excess of the amounts used to finance the cash portion of the MSTI acquisition, together with borrowings under the revolving credit facility, were used to repay in full the remaining balance outstanding on a $25 million term loan incurred by the Company in connection with the acquisition of Trylon.

    In connection with the acquisition of Edgewood in May 1994, the Company issued the $5.0 million Convertible Subordinated Notes, which generally are convertible at any time into 823,874 shares of Common Stock. The Convertible Subordinated Notes are subject to prepayment in the event of, and become convertible upon, a sale of the Company and are subordinated to all other debt of the Company which is not expressly subordinated to the Convertible Subordinated Notes. As of December 31, 1996, approximately $2.5 million of these notes had been converted into 410,529 shares of Common Stock.

    In June 1994 and March 1995, the Company issued $25.0 million and $20.0 million, respectively, of industrial development revenue bonds related to the construction and equipping of a manufacturing facility in Bardstown, Kentucky. The bonds are collateralized by letters of credit. The facility will be completed in two phases. The undispersed proceeds from these bonds are invested in treasury securities and reflected as restricted cash in the accompanying consolidated balance sheets. The Company also has approximately $2.9 million in outstanding indebtedness relating to industrial development revenue bonds issued in connection with the construction of its Auburn, Indiana plant. The bonds are collateralized by a letter of credit, certain equipment and a mortgage on this plant.

    The debt agreements described above contain various restrictive covenants which, among other matters, require the Company to maintain certain financial ratios. The agreements also limit additional indebtedness, capital expenditures and cash dividends. The Company was in compliance with all debt covenants as of December 31, 1995 and 1996.

6. INCOME TAXES:

    The income tax provision consisted of the following (in thousands):

                                                                     YEARS ENDED DECEMBER 31,
                                                                  -------------------------------
                                                                    1994       1995       1996
Currently payable...............................................  $   2,893  $   2,391  $   7,374
Deferred income tax provision...................................      2,149      5,659      6,326
                                                                  ---------  ---------  ---------
                                                                  $   5,042  $   8,050  $  13,700
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

6. INCOME TAXES: (CONTINUED)
    The deferred income tax provision consisted of the following (in thousands):

                                                                      YEARS ENDED DECEMBER 31,
                                                                   -------------------------------
                                                                     1994       1995       1996
Depreciation lives and methods...................................  $     542  $   2,624  $   3,348
Accrued compensation costs.......................................        316      1,064       (915)
Other reserves and accruals......................................      1,291      1,971      3,893
                                                                   ---------  ---------  ---------
Net deferred income tax provision................................  $   2,149  $   5,659  $   6,326
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    A reconciliation of income taxes computed at the statutory rates to the reported income tax provision is as follows for the years ended December 31 (in thousands):

                                                                     YEARS ENDED DECEMBER 31,
                                                                  -------------------------------
                                                                    1994       1995       1996
Taxes at federal statutory rates................................  $   4,341  $   7,042  $  12,018
State income taxes, net of federal benefit......................        496        829      1,199
Effect of permanent differences, primarily goodwill
  amortization..................................................        205        179        483
                                                                  ---------  ---------  ---------
Provision for income taxes......................................  $   5,042  $   8,050  $  13,700
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

    Current deferred income taxes as of December 31, 1995 and 1996 are not material and accordingly are included in the deferred income tax liability. A summary of deferred income tax liabilities (assets) is as follows as of December 31 (in thousands):

                                                                             1995       1996
Depreciation lives and methods...........................................  $   8,485  $  28,770
Postretirement benefit obligations.......................................     (4,084)    (5,486)
Accrued compensation costs...............................................       (947)    (2,453)
Other reserves and accruals not currently deductible for tax purposes....     (4,494)    (8,529)
Valuation allowance......................................................      2,345     --
                                                                           ---------  ---------
Net deferred income tax liability........................................  $   1,305  $  12,302
                                                                           ---------  ---------
                                                                           ---------  ---------

    As of December 31, 1995, the Company had provided a valuation allowance for certain deferred tax assets as their realization was not reasonably assured. During 1996, the Company determined it was more likely than not that the deferred tax assets would be realized. Accordingly, the valuation allowance was eliminated as a reduction to goodwill.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

7. MAJOR CUSTOMERS:

    The Company sells its products directly to automobile manufacturers. Following is a summary of customers that accounted for more than 10% of consolidated revenues for the three years in the period ended December 31, 1996:

                                                                                 YEARS ENDED DECEMBER 31,
                                                                           -------------------------------------
                                                                              1994         1995         1996
Ford.....................................................................          68%          68%          67%
Honda....................................................................          11%          15%           9%
Chrysler.................................................................           9%          10%          10%

    Receivables from these customers represented 85% of total accounts receivable at December 31, 1995 and 70% of total accounts receivable at December 31, 1996.

8. COMMITMENTS:

    RETIREMENT PLANS:

    The Company contributes to a union sponsored multi-employer pension plan providing defined benefits to certain Michigan hourly employees. Contributions to the pension plan are based on rates set forth in the Company's union contracts. The expense related to this plan was $680,000 for the year ended December 31, 1994, $788,000 for the year ended December 31, 1995 and $852,000 for the year ended December 31, 1996. The plan was substantially fully funded as of the latest valuation date.

    The Company also has a qualified profit sharing retirement plan and 401(k) employee savings plan covering certain salaried and hourly employees. The expense related to these plans was $1,137,000 during 1994, $1,157,000 during 1995 and $2,803,000 during 1996.

    The Company sponsors a 401(k) employee savings plans covering certain union employees. The Company matches a portion of the employee contributions made to these plans. The expense under this plan in each of the three years in the period ended December 31, 1996 was not material.

    The Company's UAW Retirement Income Plan covers substantially all union employees at its Kalamazoo and Bluffton facilities. Benefits under the plan are based on years of service. Contributions by the Company are intended to provide not only for benefits attributed to service to date, but also for those benefits expected to be earned in the future. The Company's funding policy is to contribute annually the amounts sufficient to meet the higher of the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 or the minimum funding requirements under the Company's UAW contract. Net pension expense for the years ended December 31, 1994, 1995 and 1996 consisted of the following (in thousands):

                                                                        1994       1995       1996
Service cost-benefits earned during the period......................  $      51  $     117  $     219
Interest cost on projected benefit obligation.......................         77        170        219
Return on plan assets...............................................         83       (504)      (337)
Net amortization and deferral.......................................       (192)       282        136
                                                                      ---------  ---------  ---------
Net pension expense.................................................  $      19  $      65  $     237
                                                                      ---------  ---------  ---------
                                                                      ---------  ---------  ---------

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

8. COMMITMENTS: (CONTINUED)
    The following table sets forth the UAW plan's funded status as of December 31 (in thousands):

                                                                               1995       1996
Actuarial present value of:
  Vested benefit obligation................................................  $   2,509  $   2,464
                                                                             ---------  ---------
                                                                             ---------  ---------
  Accumulated and projected benefit obligation.............................  $   3,113  $   3,031
Plan assets at fair value..................................................      2,838      3,146
                                                                             ---------  ---------
  Projected benefit obligation (greater) less than plan assets.............       (275)       115
Unrecognized net transition asset..........................................       (254)      (223)
Unrecognized prior service cost............................................        706        770
Additional minimum liability...............................................       (694)       (70)
Unrecognized net loss (gain)...............................................        242       (350)
                                                                             ---------  ---------
Prepaid (accrued) pension costs............................................  $    (275) $     242
                                                                             ---------  ---------
                                                                             ---------  ---------

    The discount rate used in determining the actual present value of the projected benefit obligation was 7% in 1995 and 7.5% 1996. The expected long-term rate of return on plan assets was 8% for December 31, 1995 and 1996. Plan assets consist principally of mutual funds invested in bonds and equity securities.

    DEFERRED COMPENSATION PLAN:

    The Company had salary continuation agreements with three employees which provided for certain payments beginning with the later of retirement or attainment of age 62, or in the event of death or disability. During 1995 two of these employees received payments totaling $529,000 as a result of their retirement. The expense under this plan has not historically been significant. The Company's total obligation under these agreements was $318,000 as of December 31, 1995 and $334,000 as of December 31, 1996 and was included in noncurrent liabilities in the accompanying consolidated balance sheets.

    POSTRETIREMENT PLANS:

    The Company provides certain medical insurance benefits for retired employees. Certain employees of the Company are eligible for these benefits if they remain employed until age 55 or 59 and fulfill other eligibility requirements specified by the plans. Certain retirees between the ages of 55 and 62 must contribute 100% of the group rate for active employees. No contributions are required for retirees 62 or older. Benefits are continued for dependents of eligible retiree participants after the death of the retiree.

    Net periodic postretirement benefit cost consisted of the following for the periods ended December 31 (in thousands):

                                                                          1994       1995       1996
Service cost-benefits earned during the period........................  $     175  $     276  $     174
Interest cost on accumulated postretirement benefit obligation........        463        636        707
                                                                        ---------  ---------  ---------
Net periodic postretirement benefit cost..............................  $     638  $     912  $     881
                                                                        ---------  ---------  ---------
                                                                        ---------  ---------  ---------

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

8. COMMITMENTS: (CONTINUED)

    The Company funds benefits under the plan as they are incurred. A summary of the accumulated present value of the postretirement benefit obligation included in other noncurrent liabilities as of December 31 is as follows (in thousands):

                                                                            1995       1996
Retirees................................................................  $   4,613  $   5,920
Active employees eligible to retire.....................................      1,523      1,752
Active employees not eligible to retire.................................      4,020      6,341
                                                                          ---------  ---------
  Accrued postretirement benefit costs..................................  $  10,156  $  14,013
                                                                          ---------  ---------
                                                                          ---------  ---------

    The projected postretirement benefit obligation is calculated using a 7.5% annual rate of increase in per capita claims cost in 1995 and 7.0% in 1996. This rate is assumed to decrease by one half of one percent per year through 1997. In 1998, the rate is assumed to be 6.5% and remain at that level for all years thereafter.

    If the health care cost trend rate were increased one percentage point, the accumulated postretirement benefit obligation and the aggregate of the service and interest cost discussed above would have increased by 12%.

LEASES:

    The Company leases office and manufacturing space, including the lease described in Note 9, and certain equipment under operating lease agreements which require it to pay maintenance, insurance, taxes and other expenses in addition to annual rentals. Future annual rental commitments at December 31, 1996 under these operating leases are as follows (in thousands):

YEAR                                                                          AMOUNT
1997.......................................................................  $   1,799
1998.......................................................................      1,450
1999.......................................................................      1,969
2000.......................................................................        107
2001.......................................................................         24
Thereafter.................................................................         52
                                                                             ---------
                                                                             $   5,401
                                                                             ---------
                                                                             ---------

    Rent commitments associated with acquired facilities which will not be utilized by the Company have been excluded from the above amounts and will be provided for in the recording of the related acquisition, as discussed in Note 3.

9. RELATED PARTY TRANSACTIONS:

    The Company leases a manufacturing facility from a partnership whose major partners are former stockholders of Edgewood and are current employees of the Company. The lease expires February 28, 1999. Expense under this lease was $298,000 for the period from the acquisition of Edgewood through December 31, 1994, $454,000 for the year ended December 31, 1995 and $475,000 for the year ended December 31, 1996.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

9. RELATED PARTY TRANSACTIONS: (CONTINUED)
    The Company has made payments to Hidden Creek Industries, an affiliate of the Company, for certain acquisition related and other management services totaling $833,000 during 1994 and $750,000 during 1996.

10. AGREEMENT TO ACQUIRE AUTOMOTIVE PRODUCTS COMPANY:

    On January 27, 1997, the Company entered into an agreement to acquire and assume substantially all of the assets and liabilities of the Automotive Products Company (APC), a division of A.O. Smith Corporation, for $625 million in cash, subject to certain adjustments. APC, which had revenues of approximately $860 million for the year ended December 31, 1996, designs and manufactures frames, frame components, engine cradles, suspension components and modules for the North American automotive and heavy truck industries. This acquisition is expected to close during the second quarter of 1997. This acquisition will be accounted for as a purchase and, accordingly, APC's assets and liabilities will be recorded at fair value as of the acquisition date, with any excess purchase price recorded as goodwill.

    In connection with this acquisition, the Company agreed to enter into a new credit facility with a bank, which will provide a total financing availability of up to $865 million. The specific terms of the new credit facility are currently being negotiated with the bank. The new credit facility will also include certain restrictive covenants, which the Company expects will be similar in nature to those in its existing credit agreement. This facility will become effective contemporaneously with the completion of the acquisition discussed above.

    As part of this refinancing, the Company expects a portion of the proceeds from the new credit facility will be used to retire the Senior Notes discussed in Note 5. If the Senior Notes are retired, the Company will record an extraordinary loss of approximately $3 million, net of income taxes, related to prepayment penalties and the write-off of previously capitalized deferred financing costs.

    On February 18, 1997, the Company filed a registration statement on Form S-3 with the Securities and Exchange Commission related to the proposed sale of up to 8,500,000 shares of the Company's Common Stock to the public. The Company expects this offering will be completed early in the second quarter of 1997. Proceeds from this offering will be used to fund a portion of the purchase price related to the acquisition discussed above.

    The acquisition of APC will be accounted for as a purchase and, accordingly, APC's assets and liabilities will be recorded at fair values as of the acquisition date. Following is an unaudited pro forma balance sheet of the Company, based on preliminary estimates of the allocation of the purchase price, as if

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

10. AGREEMENT TO ACQUIRE AUTOMOTIVE PRODUCTS COMPANY: (CONTINUED) the acquisition of APC and the offering described above had been completed as of December 31, 1996 (in thousands):


ASSETS

Current Assets..................................................  $ 276,675
Property, Plant and Equipment, net..............................    611,994
Restricted Cash.................................................     10,833
Other Assets, net...............................................    301,375
                                                                  ---------
                                                                  $1,200,877
                                                                  ---------
                                                                  ---------

LIABILITIES AND STOCKHOLDERS' INVESTMENT

Current Liabilities.............................................  $ 160,720
Long-Term Debt, net of current maturities.......................    417,014
Other Noncurrent Liabilities....................................    133,516
Stockholders' Investment........................................    489,627
                                                                  ---------
                                                                  $1,200,877
                                                                  ---------
                                                                  ---------


    Following are unaudited pro forma results of operations for the year ended December 31, 1996 as if the acquisitions of APC and MSTI, the offering described above and the 1996 Offering had been completed at the beginning of the year (in thousands, except per share data):


Revenues........................................................  $1,323,105
                                                                  ---------
                                                                  ---------
Operating Income................................................  $ 112,878
                                                                  ---------
                                                                  ---------
Net Income......................................................  $  51,434
                                                                  ---------
                                                                  ---------
Net Income per Common and Common Equivalent Share...............  $    2.20
                                                                  ---------
                                                                  ---------


    The unaudited pro forma financial information does not purport to represent what the Company's financial position or results of operations would actually have been if these transactions had occurred at such dates or to project the Company's future results of operations.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

11. QUARTERLY FINANCIAL DATA (UNAUDITED):

    The following is a condensed summary of quarterly results of operations for 1995 and 1996 (in thousands except per share amounts):

                                                                          NET INCOME PER
                                                                            COMMON AND
                                                                              COMMON
                                       GROSS     OPERATING                  EQUIVALENT
                          REVENUES    PROFIT      INCOME     NET INCOME        SHARE
1995:
  First.................  $  58,423  $   9,696   $   5,810    $   3,296      $    0.29
  Second................     55,175      9,689       5,658        3,060           0.27
  Third.................     51,166      8,012       4,126        2,250           0.20
  Fourth................     58,037     10,016       6,326        3,465           0.30
                          ---------  ---------  -----------  -----------         -----
                          $ 222,801  $  37,413   $  21,920    $  12,071      $    1.05
                          ---------  ---------  -----------  -----------         -----
                          ---------  ---------  -----------  -----------         -----

1996:
  First.................  $  68,921  $  10,515   $   6,626    $   3,188      $    0.28
  Second................     96,521     15,351      10,307        5,302           0.44
  Third.................    114,583     17,041      10,155        5,236           0.36
  Fourth................    119,900     18,728      12,352        6,911           0.47
                          ---------  ---------  -----------  -----------         -----
                          $ 399,925  $  61,635   $  39,440    $  20,637      $    1.55
                          ---------  ---------  -----------  -----------         -----
                          ---------  ---------  -----------  -----------         -----

    The sum of the per share amounts for the year ended December 31, 1995 does not equal the total for the year due to the effects of rounding.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To A.O. Smith Corporation:


    We have audited the accompanying combined balance sheets of the Automotive Products Company (a division of A.O. Smith Corporation--a Delaware corporation) as of December 31, 1995 and 1996, and the related combined statements of operations and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Automotive Products Company as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                             ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
January 31, 1997

                          AUTOMOTIVE PRODUCTS COMPANY
                     (A DIVISION OF A.O. SMITH CORPORATION)


                            COMBINED BALANCE SHEETS


                             (AMOUNTS IN THOUSANDS)

                                     ASSETS


                                                                                                DECEMBER 31,
                                                                                          ------------------------
                                                                                             1995         1996
Current assets:
  Accounts receivable, net of reserves of $1,700 and $1,200.............................  $    83,758  $    68,827
  Inventories...........................................................................       28,458       32,883
  Other current assets..................................................................       36,725       61,832
  Deferred income tax benefit...........................................................        7,600        7,600
                                                                                          -----------  -----------
    Total current assets................................................................      156,541      171,142
                                                                                          -----------  -----------
Property, plant and equipment, at cost:
  Land..................................................................................        2,854        2,854
  Buildings and improvements............................................................      103,013      104,479
  Machinery and equipment...............................................................      499,591      556,717
  Construction in progress..............................................................       22,135      104,439
                                                                                          -----------  -----------
                                                                                              627,593      768,489
  Less-Accumulated depreciation.........................................................     (320,738)    (360,940)
                                                                                          -----------  -----------
    Net property, plant and equipment...................................................      306,855      407,549
Other assets, net.......................................................................        5,646       22,620
                                                                                          -----------  -----------
                                                                                          $   469,042  $   601,311
                                                                                          -----------  -----------
                                                                                          -----------  -----------

                                    LIABILITIES AND PARENT COMPANY INVESTMENT

Current liabilities:
  Accounts payable......................................................................  $    49,620  $    69,485
  Accrued compensation costs............................................................       25,137       27,336
  Other accrued liabilities.............................................................       15,007       10,499
                                                                                          -----------  -----------
    Total current liabilities...........................................................       89,764      107,320
Postretirement benefit obligation.......................................................       63,566       65,677
Deferred income taxes...................................................................       22,100       29,500
Other noncurrent liabilities............................................................       14,300       15,500
                                                                                          -----------  -----------
Commitments and contingencies (Note 7)
Parent company investment...............................................................      279,312      383,314
                                                                                          -----------  -----------
                                                                                          $   469,042  $   601,311
                                                                                          -----------  -----------
                                                                                          -----------  -----------


   The accompanying notes are an integral part of these combined statements.

                          AUTOMOTIVE PRODUCTS COMPANY
                     (A DIVISION OF A.O. SMITH CORPORATION)


                       COMBINED STATEMENTS OF OPERATIONS


                             (AMOUNTS IN THOUSANDS)


                                                                                    YEARS ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1994        1995        1996
Revenues.....................................................................  $  722,718  $  845,305  $  862,977
Cost of sales................................................................     623,766     754,331     771,295
                                                                               ----------  ----------  ----------
  Gross profit...............................................................      98,952      90,974      91,682
Selling, general and administrative expenses.................................      34,021      37,433      37,233
                                                                               ----------  ----------  ----------
  Operating income...........................................................      64,931      53,541      54,449
Interest expense.............................................................       4,051       5,357       6,829
                                                                               ----------  ----------  ----------
  Income before provision for income taxes...................................      60,880      48,184      47,620
Provision for income taxes...................................................      24,800      19,700      19,500
                                                                               ----------  ----------  ----------
  Net income.................................................................  $   36,080  $   28,484  $   28,120
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------


   The accompanying notes are an integral part of these combined statements.

                          AUTOMOTIVE PRODUCTS COMPANY
                     (A DIVISION OF A.O. SMITH CORPORATION)

                       COMBINED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)


                                                                                     YEARS ENDED DECEMBER 31,
                                                                                ----------------------------------
                                                                                   1994        1995        1996
Operating activities:
  Net income..................................................................  $   36,080  $   28,484  $   28,120
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization.............................................      34,100      41,821      50,768
    Deferred income tax provision (benefit)...................................        (500)      2,200       7,400
    Changes in other operating items--
      Accounts receivable.....................................................      (4,483)    (24,770)     14,931
      Inventories.............................................................     (17,850)      4,492      (4,425)
      Other current assets....................................................      (5,919)     (8,950)    (25,107)
      Accounts payable, accrued liabilities and other.........................       1,082      (7,388)     19,667
      Other noncurrent liabilities............................................      (1,000)      4,200       1,200
                                                                                ----------  ----------  ----------
        Net cash provided by operating activities.............................      41,510      40,089      92,554
                                                                                ----------  ----------  ----------
Investing activities:
  Capital expenditures, net...................................................     (59,023)    (78,908)   (151,534)
  Investments in unconsolidated subsidiary....................................      --          (3,750)    (16,902)
                                                                                ----------  ----------  ----------
        Net cash used in investing activities.................................     (59,023)    (82,658)   (168,436)

Financing activities:
  Advances from Parent........................................................      17,513      42,569      75,882
                                                                                ----------  ----------  ----------
Net change in cash............................................................      --          --          --

Cash:
  Beginning of period.........................................................      --          --          --
                                                                                ----------  ----------  ----------
  End of period...............................................................  $   --      $   --      $   --
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------


   The accompanying notes are an integral part of these combined statements.

                          AUTOMOTIVE PRODUCTS COMPANY

                     (A DIVISION OF A.O. SMITH CORPORATION)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION:


    During the periods presented, Automotive Products Company (APC) was a division of A.O. Smith Corporation (A.O. Smith or Parent). On January 27, 1997, a wholly owned subsidiary of R.J. Tower Corporation (R.J. Tower) agreed to acquire and assume substantially all of the assets and liabilities of APC (the Acquisition--see Note 8). R.J. Tower is a wholly owned subsidiary of Tower Automotive, Inc. (Tower). The accompanying financial statements reflect the financial position, operations and cash flows of the operations conducted by APC to be acquired by R.J. Tower. The operations included in the accompanying financial statements are referred to herein as APC or the Company. The accompanying financial statements have not been adjusted to reflect the effects of the Acquisition.


    The Company designs, engineers and manufactures stamped structural and suspension components and assemblies for the automotive and heavy truck industries and has fifteen facilities in the United States, Canada, South America, Japan and China.

2. SIGNIFICANT ACCOUNTING POLICIES:

    PRINCIPLES OF COMBINATION:

    The combined financial statements of APC include the accounts of APC, a division of A.O. Smith, as well as the following operations:

    - The automotive products division of A.O. Smith Enterprises Ltd., a Canadian corporation and a wholly owned subsidiary of the Parent.

    - A.O. Smith do Brasil Industria E Comerico Ltda., a Brazilian limited liability company.

    All significant intercompany accounts and transactions have been eliminated in combination.

    INVENTORIES:

    Inventories are valued at the lower of last-in, first-out (LIFO) cost or market and include materials, labor and overhead costs. Inventories consisted of the following (in thousands):

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1995        1996
Raw materials.........................................................  $    4,805  $    7,858
Work in process.......................................................      24,473      23,393
Finished goods........................................................      14,872      17,395
LIFO reserve..........................................................     (15,692)    (15,763)
                                                                        ----------  ----------
                                                                        $   28,458  $   32,883
                                                                        ----------  ----------
                                                                        ----------  ----------

    During 1996, the Company purchased stamped components from Tower totaling approximately $13.6 million for use in the manufacture of certain of its products.

                          AUTOMOTIVE PRODUCTS COMPANY

                     (A DIVISION OF A.O. SMITH CORPORATION)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    OTHER CURRENT ASSETS:

    Other current assets consisted of the following (in thousands):

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1995       1996
Prepaid customer tooling................................................  $  31,104  $  54,368
Prepaid expenses........................................................      5,621      7,464
                                                                          ---------  ---------
                                                                          $  36,725  $  61,832
                                                                          ---------  ---------
                                                                          ---------  ---------

    Prepaid customer tooling represents costs incurred by the Company in the development of new tooling used in the manufacture of the Company's products over the amount of such costs billed to the Company's customers. The Company receives specific purchase orders for this tooling and is reimbursed by its customers. Costs incurred are deferred until reimbursed by the customer.

    PROPERTY, PLANT AND EQUIPMENT:

    Property, plant and equipment are stated at cost. For financial reporting purposes, depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

                                                               10 to 40
Buildings and improvements...................................  years
Machinery and equipment......................................  5 to 17 years

    Accelerated depreciation methods are used for tax reporting purposes.

    Interest of $0.7 million, $0.4 million and $1.7 million was capitalized to fixed assets under construction during 1994, 1995 and 1996.

    Maintenance and repairs are charged to expense as incurred. Major improvements which extend the useful life of the related item are capitalized and depreciated. The cost and accumulated depreciation of property, plant and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values are charged or credited to income.

    CAPITALIZED SOFTWARE COSTS:

    Incremental direct costs associated with the customization and implementation of purchased software are expensed until the Company is reasonably certain that the specific new system (or substantial revision) will be completed and will fulfill its intended use. Such costs are then capitalized and amortized over their estimated useful lives--generally 3 to 10 years. Training and nonincremental costs incurred in these activities are expensed as incurred. Unamortized computer software costs were $6.9 million and $16.0 million as of December 31, 1995 and 1996. Amortization of these costs which was charged to expense amounted to $1.6 million, $0.6 million and $0.7 million during 1994, 1995 and 1996.

                          AUTOMOTIVE PRODUCTS COMPANY

                     (A DIVISION OF A.O. SMITH CORPORATION)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    ACCRUED COMPENSATION COSTS:

    Accrued compensation costs consisted of the following (in thousands):

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1995       1996
Payroll.................................................................  $  16,572  $  17,982
Workers' compensation...................................................      5,904      5,980
Other...................................................................      2,661      3,374
                                                                          ---------  ---------
                                                                          $  25,137  $  27,336
                                                                          ---------  ---------
                                                                          ---------  ---------


    OTHER NONCURRENT LIABILITIES:



    Other noncurrent liabilities consist of estimated losses to be incurred, determined on an item-by-item basis, on the sale of products which have costs in excess of selling prices.



    REVENUE RECOGNITION AND SALES COMMITMENTS:



    The Company recognizes revenue as its products are shipped to its customers. In certain instances, the Company may be committed under existing agreements to supply product to its customers at selling prices which are not sufficient to cover the direct cost to produce such product. In such situations that may arise during the normal course of business, the Company records a liability for the estimated future amount of such losses.


    FOREIGN CURRENCY TRANSLATION:

    For all subsidiaries outside the United States, the Company uses the local currency as the functional currency. For these operations, assets and liabilities are translated to U.S. dollars at year-end exchange rates and weighted average exchange rates are used for revenues and expenses. The resulting translation adjustments are reflected as a change in the Parent's investment in the Company. Gains and losses from foreign currency transactions are included in results of operations.

    DERIVATIVES:

    As a result of having various foreign operations, the Parent and Company are exposed to the effect of foreign currency rate fluctuations on the U.S. dollar value of their foreign operations. Further, the Parent and Company conduct business in various foreign currencies. To minimize the effect of fluctuating foreign currencies on its operating results, the Parent has historically entered into foreign currency forward contracts. The contracts were used to hedge known foreign currency transactions for both the Parent and the Company on a continuing basis for periods consistent with the Parent's exposures. The effect of such transactions as they related to the Company was not material.

    INCOME TAXES:

    The accompanying financial statements reflect income taxes accounted for under the liability method, whereby deferred income taxes are recognized at currently enacted income tax rates to reflect the tax

                          AUTOMOTIVE PRODUCTS COMPANY

                     (A DIVISION OF A.O. SMITH CORPORATION)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) effect of temporary differences between the financial reporting and tax bases of certain assets and liabilities.

    CHARGES FROM A.O. SMITH:


    The Parent has historically provided various services to APC and its other operating units, including income tax, internal audit, benefits, corporate technology, legal, strategic and treasury related services. Specific determination of the costs associated with these services that relate directly to the Company is not practicable; accordingly, the amounts presented in the accompanying financial statements related to these services reflect estimates, which management believes were reasonable and appropriate in the circumstances. Management does not believe that such estimates differ materially from actual amounts had it been practicable to specifically identify such actual amounts. The estimated amount of corporate expenses included in the accompanying combined statements of operations for the years ended December 31, 1994, 1995 and 1996 was $6 million, $6.5 million and $5 million.


    In addition to the above expense reimbursement charges, the accompanying financial statements reflect charges for the Company's proportionate share of the Parent's interest expense, allocated based on the relationship of the Company's net assets to the Parent's total consolidated net assets.

    NEW ACCOUNTING PRONOUNCEMENT:

    During 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement provides guidance for determining whether the value of certain long-lived assets, identifiable intangibles and goodwill has been impaired. The adoption of this statement had no impact on the Company's financial position or results of operations.

    USE OF ESTIMATES:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates relate primarily to the carrying amounts of inventories and customer tooling balances and to the determination of charges for services provided by the Parent. The ultimate results could differ from those estimates.

3. MAJOR CUSTOMERS:

    The Company sells its products directly to automobile manufacturers. Following is a summary of customers that accounted for a significant portion of the Company's revenues:

                                                                               YEARS ENDED DECEMBER 31,
                                                                         -------------------------------------
                                                                            1994         1995         1996
Ford...................................................................         45%          48%          46%
Chrysler...............................................................         25%          21%          20%
General Motors.........................................................         19%          19%          23%

                          AUTOMOTIVE PRODUCTS COMPANY

                     (A DIVISION OF A.O. SMITH CORPORATION)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

3. MAJOR CUSTOMERS: (CONTINUED)
    Receivables from these customers represented 68% and 76% of net accounts receivable at December 31, 1995 and 1996.

4. SALES TO METALSA:

    APC sells certain automotive frame components to Metalsa S.A. de C.V., a Mexican joint venture in which the Parent is an investor. Sales were $11.0 million in 1994, $11.6 million in 1995 and $15.7 million in 1996. Receivables related to the transaction activity were $.8 million, and $1.0 million as of December 31, 1995 and 1996. Such transactions were priced to approximate fair market value.

5. INVESTMENT IN JOINT VENTURE:


    In 1995, APC entered into a joint venture to produce certain of its parts in China. This investment, equal to 60% of the joint venture equity, is accounted for using the equity method of accounting as a result of the Company's voting rights and general business restrictions within China. At December 31, 1995 and 1996, the carrying amount of the investment was $3.8 million and $20.6 million and is included in other assets in the accompanying combined balance sheets. The carrying amounts of the investment have not exceeded the Company's equity in the underlying net assets. No income or distributions were recognized or paid out by the joint venture in 1995 or 1996. Facility operations are scheduled to begin in early 1997.


6. INCOME TAXES:


    The Company's results of operations have been historically included in the consolidated federal income tax returns of A.O. Smith. As a result, all tax payments were made by A.O. Smith. The provisions for income taxes in the accompanying combined statements of operations for the years ended December 31, 1994, 1995 and 1996 were computed as if the Company had filed separate tax returns.


    The income tax provision consisted of the following (in thousands):


                                                                  YEARS ENDED DECEMBER 31,
                                                               -------------------------------
                                                                 1994       1995       1996
Currently payable............................................  $  25,300  $  17,500  $  12,100
Deferred income tax provision (benefit)......................       (500)     2,200      7,400
                                                               ---------  ---------  ---------
                                                               $  24,800  $  19,700  $  19,500
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------


    The deferred income tax provision (benefit) consisted of the following (in thousands):


                                                                  YEARS ENDED DECEMBER 31,
                                                               -------------------------------
                                                                 1994       1995       1996
Depreciation lives and methods...............................  $   2,300  $   2,300  $   8,000
Reserves and accruals not currently deductible...............     (2,900)      (600)      (900)
Other, net...................................................        100        500        300
                                                               ---------  ---------  ---------
Deferred income tax provision (benefit)......................  $    (500) $   2,200  $   7,400
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

                          AUTOMOTIVE PRODUCTS COMPANY

                     (A DIVISION OF A.O. SMITH CORPORATION)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

6. INCOME TAXES: (CONTINUED)
    A reconciliation of income taxes computed at the statutory rate to the reported income tax provision is as follows (in thousands):


                                                                  YEARS ENDED DECEMBER 31,
                                                               -------------------------------
                                                                 1994       1995       1996
Taxes at federal statutory rates.............................  $  21,300  $  16,900  $  16,700
State income taxes, net of federal benefit...................      3,300      2,600      2,600
Effect of permanent differences..............................        200        200        200
                                                               ---------  ---------  ---------
Provision for income taxes...................................  $  24,800  $  19,700  $  19,500
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------


    A summary of the net deferred income tax benefit and liability is as follows (in thousands):


                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1995        1996
Reserves and accruals not currently deductible........................  $    7,300  $    7,200
Other.................................................................         300         400
                                                                        ----------  ----------
Net current deferred tax benefit......................................  $    7,600  $    7,600
                                                                        ----------  ----------
                                                                        ----------  ----------
Depreciation lives and methods........................................  $   51,100  $   59,400
Reserves and accruals not currently deductible........................     (29,400)    (30,400)
Other.................................................................         400         500
                                                                        ----------  ----------
Net long-term deferred tax liability..................................  $   22,100  $   29,500
                                                                        ----------  ----------
                                                                        ----------  ----------


7. COMMITMENTS AND CONTINGENCIES:

    RETIREMENT AND BENEFIT PLANS:

    Employees of the Company may be eligible to participate in a variety of retirement and benefit plans that are sponsored by the Company and the Parent. Participation in these plans is subject to certain eligibility conditions.

    The Parent sponsors a qualified noncontributory defined benefit plan which was established on December 31, 1995 through the merger of its various defined benefit plans in the United States into one plan. Benefits for salaried employees are based on the employee's years of service and compensation. Benefits for hourly employees are generally based on years of service. The Parent's policy is to contribute amounts which are actuarially determined to provide sufficient assets to meet future benefit payment requirements consistent with the funding requirements of federal law and regulations. Plan assets consist primarily of marketable equities and debt securities. The Company recognized pension expense of $3.0 million, $5.4 million and $3.3 million during 1994, 1995 and 1996 related to its contributions to this plan. As of December 31, 1996, net plan assets exceeded the projected benefit obligation under the plan.

    The Parent sponsors several defined contribution employee benefit plans for hourly and salaried personnel in the United States and Canada. Under the plans, the Company matches employee contributions based upon formulas established in the plans. Company contributions under these plans for the benefit of Company employees were $1.4 million during each of 1994, 1995 and 1996.

                          AUTOMOTIVE PRODUCTS COMPANY

                     (A DIVISION OF A.O. SMITH CORPORATION)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

7. COMMITMENTS AND CONTINGENCIES: (CONTINUED)
    POSTRETIREMENT HEALTHCARE:

    The Company participates in a defined benefit postretirement plan sponsored by the Parent which provides medical and life insurance benefits to certain hourly and salaried employees from retirement to age 65. Salaried employees retiring after January 1, 1995, are covered by an unfunded defined contribution plan with benefits based on years of service. Certain hourly employees retiring after January 1, 1996, will be subject to a maximum annual benefit limit. Salaried employees hired after December 31, 1993, are not eligible for postretirement medical benefits.

    Net periodic postretirement benefit costs associated with those employees of the Company that participate in this plan included the following components for the years ended December 31 (in thousands):

                                                                     1994       1995       1996
Service cost--benefits attributed to employee service during the
  year...........................................................  $   1,354  $   1,067  $   1,168
Interest cost on accumulated postretirement benefit obligation...      5,925      5,613      5,758
Amortization of prior service cost...............................     --         --            156
Amortization of unrecognized net (gain) loss.....................        294        (28)       546
                                                                   ---------  ---------  ---------
                                                                   $   7,573  $   6,652  $   7,628
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    The following table summarizes the components of the postretirement benefit obligation related to the employees of the Company that participate in this plan (in thousands):

                                                                           1995        1996
Accumulated postretirement benefit obligation (APBO):
  Retirees............................................................  $   33,416  $   27,389
  Fully eligible active plan participants.............................      15,778      19,870
  Other active plan participants......................................      26,857      30,692
                                                                        ----------  ----------
                                                                            76,051      77,951
Unrecognized prior service cost.......................................      (1,100)       (946)
Unrecognized net loss.................................................     (11,385)    (11,328)
                                                                        ----------  ----------
Accrued postretirement benefit obligation.............................  $   63,566  $   65,677
                                                                        ----------  ----------
                                                                        ----------  ----------

    The assumed healthcare cost trend rate used in measuring the APBO is 6 percent. The weighted average discount rate used in determining the APBO was 7.5 and 8.0 percent at December 31, 1995 and 1996. If the healthcare cost trend rate were increased by 1 percent, the APBO at December 31, 1996 would increase by $1.8 million and net periodic postretirement benefit cost for 1996 would increase $.2 million.

    ENVIRONMENTAL AND LEGAL MATTERS:

    Due to the nature of its business, the Company has, from time to time, been exposed to potential liabilities to clean up environmental contaminants. In addition, the Company is periodically involved in

                          AUTOMOTIVE PRODUCTS COMPANY

                     (A DIVISION OF A.O. SMITH CORPORATION)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

7. COMMITMENTS AND CONTINGENCIES: (CONTINUED) legal proceedings during the ordinary course of business. In the opinion of management, such matters are not expected to have a material impact on the Company's future operating results or financial position.

    OPERATING LEASE COMMITMENTS:

    The Company leases manufacturing facilities and equipment under operating lease agreements which require it to pay maintenance, insurance, taxes and other expenses in addition to rentals. Future annual rental commitments at December 31, 1996 under these operating leases are as follows (in thousands):

1997...............................................................  $  22,268
1998...............................................................     21,283
1999...............................................................     19,229
2000...............................................................      9,003
2001...............................................................      5,206
Thereafter.........................................................     17,856
                                                                     ---------
                                                                     $  94,845
                                                                     ---------
                                                                     ---------

    Rent expense, including payments under operating lease commitments, totaled $21.3 million, $21.2 million and $24.1 million during 1994, 1995 and 1996.

8. ACQUISITION BY TOWER AUTOMOTIVE, INC.:

    On January 27, 1997, a wholly owned subsidiary of R.J. Tower agreed to acquire and assume substantially all of the assets and liabilities of the Company. Terms of the agreement provided for the payment of cash consideration of approximately $625 million, subject to certain adjustments. The Acquisition is expected to be completed during the second quarter of 1997. Subsequent to the Acquisition, the operations of the Company will be continued by R.J. Tower on a basis substantially consistent with that which existed prior to the Acquisition. The Acquisition will be accounted for as a purchase and, accordingly, the Company's assets and liabilities will be recorded at fair value as of the acquisition date.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.
                            ------------------------

                               TABLE OF CONTENTS


                                                    PAGE
Prospectus Summary.............................           3
Risk Factors...................................          10
The Company....................................          13
APC Acquisition Financing......................          13
Use of Proceeds................................          14
Market Price of Common Stock...................          15
Dividend Policy................................          15
Capitalization.................................          16
Unaudited Pro Forma Financial Statements.......          17
Selected Consolidated Financial Data of the
  Company......................................          22
Selected Combined Financial Data of APC........          24
Management's Discussion and Analysis of Results
  of Operations and Financial Condition........          25
Business.......................................          31
Management.....................................          44
Principal Stockholders.........................          46
Selling Stockholders...........................          48
Description of New Credit Agreement............          50
Underwriting...................................          51
Legal Matters..................................          52
Experts........................................          52
Available Information..........................          52
Incorporation of Certain Documents by
  Reference....................................          53
Index to Financial Statements..................         F-1


                               10,090,000 SHARES

                                     [LOGO]

                             TOWER AUTOMOTIVE, INC.

                                  COMMON STOCK

                               -----------------

                                   PROSPECTUS

                               -----------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                            PAINEWEBBER INCORPORATED

                             MORGAN  STANLEY & CO.
       INCORPORATED

                             ROBERT W. BAIRD & CO.
        INCORPORATED

                               PIPER JAFFRAY INC.

                                          , 1997

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the expenses of the Registrant in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All such amounts are estimates, other than the filing fees payable to the Commission, the National Association of Securities Dealers, Inc. ("NASD") and the listing fee to the New York Stock Exchange.

Securities and Exchange Commission registration fee.............  $ 150,318
NASD filing fee.................................................     30,500
New York Stock Exchange listing fee.............................     65,300
Printing and mailing expenses...................................    200,000
Legal fees and expenses.........................................    500,000
Blue sky fees and expenses......................................     10,000
Accounting fees and expenses....................................    325,000
Miscellaneous...................................................     18,882
                                                                  ---------
    Total.......................................................  $1,300,000
                                                                  ---------
                                                                  ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 102(b)(7) of the General Corporation Law of the State of Delaware permits a Delaware corporation to limit the personal liability of its directors in accordance with the provisions set forth therein. The Restated Certificate of Incorporation of the Registrant provides that the personal liability of its directors shall be limited to the fullest extent permitted by applicable law.


    Section 145 of the General Corporation Law of the State of Delaware contains provisions permitting corporations organized thereunder to indemnify directors, officers, employees or agents against expenses, judgments and fines reasonably incurred and against certain other liabilities in connection with any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person was or is a director, officer, employee or agent of the corporation. The Restated Certificate of Incorporation of the Registrant provides for indemnification of its directors and officers to the fullest extent permitted by applicable law.



    The form of Underwriting Agreement attached hereto as Exhibit 1.1, which provides for, among other things, the Registrant's sale to the Underwriters of the securities being registered herein, will obligate the Underwriters to indemnify the Registrant and the Registrant's officers and directors against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act").


ITEM 16.  EXHIBITS.

    The following exhibits are filed pursuant to Item 601 of Regulation S-K:


  EXHIBIT
  NUMBER     DESCRIPTION
        1.1  Form of Underwriting Agreement.
       *2.1  Asset Purchase Agreement, dated January 27, 1997, by and among A.O. Smith Corporation, A.O. Smith
               Enterprises Ltd., Tower Automotive Acquisition, Inc., Tower Automotive, Inc. and R.J. Tower
               Corporation.+

  EXHIBIT
  NUMBER     DESCRIPTION
       *4.1  Specimen Certificate for shares of Common Stock, incorporated by reference to Exhibit 4.1 of the
               Company's Form S-1 Registration Statement (Registration No. 33-80320) (the "Form S-1").
       *4.2  Amended and Restated Certificate of Incorporation of the Company, incorporated by reference to Exhibit
               3.1 of the Form S-1.
       *4.3  Amended and Restated By-Laws of the Company, incorporated by reference to Exhibit 3.2 of the Form S-1.
        4.4  Letter Agreement, dated March 24, 1997, between Bank of America National Trust and Savings Association
               and the Company, relating to the New Credit Agreement.
        5.1  Opinion of Kirkland & Ellis regarding legality of securities being registered.
       23.1  Consent of Arthur Andersen LLP.
       23.2  Consent of Kirkland & Ellis - included in Exhibit 5.1.
      *24.1  Powers of Attorney included in Part II of Registration Statement.
      *27.1  Financial Data Schedule of the Company.


------------------------

* Previously filed.


+ The Company agrees to furnish supplementally to the Commission a copy of any omitted schedule to such agreement upon request of the Commission in accordance with Item 601(b)(2) of Regulation S-K.


ITEM 17.  UNDERTAKINGS.


    (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offerings of such securities at that time shall be deemed to be the initial bona fide offering thereof.


    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The undersigned Registrant hereby undertakes that:


        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.


        (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe it meets all the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, Minnesota, as of April 10, 1997.


                                TOWER AUTOMOTIVE, INC.

                                By:              /s/ S. A. JOHNSON
                                     -----------------------------------------
                                                   S. A. Johnson
                                               CHAIRMAN OF THE BOARD


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.



       SIGNATURE                    TITLE                    DATE

           *
------------------------  Chairman of the Board and     April 10, 1997
     S. A. Johnson          Director

           *
------------------------  Director                      April 10, 1997
  Adrian Vander Starre

                          President, Chief Executive
           *                Officer and
------------------------    Director (Principal         April 10, 1997
   Dugald K. Campbell       Executive Officer)

                          Vice President and Chief
           *                Financial Officer
------------------------    (Principal Financial and    April 10, 1997
   Anthony A. Barone        Accounting Officer)

           *
------------------------  Director                      April 10, 1997
    James R. Lozelle

           *
------------------------  Director                      April 10, 1997
     Scott D. Rued

           *
------------------------  Director                      April 10, 1997
     W. H. Clement

           *
------------------------  Director                      April 10, 1997
     Eric J. Rosen

           *
------------------------  Director                      April 10, 1997
 Matthew O. Diggs, Jr.

           *
------------------------  Director                      April 10, 1997
     F. J. Loughrey

           *
------------------------  Director                      April 10, 1997
      Kim B. Clark

* The undersigned, by signing his name hereto, does sign and execute this Amendment No. 2 pursuant to the Power of Attorney executed by the above-named officers and directors of the Registrant and previously filed with the Securities and Exchange Commission on behalf of such officers and directors.

   /s/ SCOTT D. RUED
------------------------  Attorney-in-Fact              April 10, 1997
     Scott D. Rued

                               INDEX TO EXHIBITS


  EXHIBIT
  NUMBER     DESCRIPTION
        1.1  Form of Underwriting Agreement.
       *2.1  Asset Purchase Agreement, dated January 27, 1997, by and among A.O. Smith Corporation, A.O. Smith
               Enterprises Ltd., Tower Automotive Acquisition, Inc., Tower Automotive, Inc. and R.J. Tower
               Corporation.+
       *4.1  Specimen Certificate for shares of Common Stock, incorporated by reference to Exhibit 4.1 of the
               Company's Form S-1 Registration Statement (Registration No. 33-80320) (the "Form S-1").
       *4.2  Amended and Restated Certificate of Incorporation of the Company, incorporated by reference to Exhibit
               3.1 of the Form S-1.
       *4.3  Amended and Restated By-Laws of the Company, incorporated by reference to Exhibit 3.2 of the Form S-1.
        4.4  Letter Agreement, dated March 24, 1997, between Bank of America National Trust and Savings Association
               and the Company, relating to the New Credit Agreement.
        5.1  Opinion of Kirkland & Ellis regarding legality of securities being registered.
       23.1  Consent of Arthur Andersen LLP.
       23.2  Consent of Kirkland & Ellis - included in Exhibit 5.1.
      *24.1  Powers of Attorney included in Part II of Registration Statement.
      *27.1  Financial Data Schedule of the Company.


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* Previously filed.


+ The Company agrees to furnish supplementally to the Commission a copy of any omitted schedule or exhibit to such agreement upon request of the Commission in accordance with Item 601(b)(2) of Regulation S-K.